As filed with the Securities and Exchange Commission on September 15, 2005
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

ROCKY SHOES & BOOTS, INC.
(Exact name of Registrant as specified in its charter)

Ohio	31-1364046
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

39 East Canal Street
Nelsonville, Ohio 45764
(740) 753-1951
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Mike Brooks
Chairman and Chief Executive Officer
Rocky Shoes & Boots, Inc.
39 East Canal Street
Nelsonville, Ohio 45764
(740) 753-1951
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies of Correspondence to:

Robert J. Tannous, Esq.	W. Morgan Burns, Esq.
Erin F. Siegfried, Esq.	Jonathan R. Zimmerman, Esq.
Porter, Wright, Morris & Arthur LLP	Faegre & Benson LLP
Huntington Center	2200 Wells Fargo Center
41 South High Street, Suite 2800	90 South Seventh Street
Columbus, Ohio 43215-6194	Minneapolis, Minnesota 55402-3901
(614) 227-2000	(612) 766-7000
(614) 227-2100 (fax)	(612) 766-1600 (fax)
rtannous@porterwright.com	mburns@faegre.com

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective.
If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the box.    ☐
If any of the securities being registered on this Form are offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than the securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
If delivery of this prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐
Calculation of Registration Fee

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to be	Offering Price Per	Aggregate Offering	Amount of the
Securities to be Registered	Registered	Share(1)	Price(1)	Registration Fee

Common Stock, without par value	2,990,000	$30.25	$90,447,500	$10,646.00

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c), based on the average high and low prices of the Common Stock as reported on the Nasdaq National Market on September 9, 2005.
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated September 15, 2005
2,600,000 Shares

ROCKY SHOES & BOOTS, INC.
Common Stock
$              per share

•	Rocky Shoes & Boots, Inc. is offering 2,000,000 shares and selling shareholders are offering 600,000 shares. We will not receive any proceeds from the sale of our shares by selling shareholders.

•	The last reported sale price of our common stock on September 14, 2005 was $31.53 per share.

•	Trading symbol: Nasdaq National Market — RCKY

This investment involves risk. See “Risk Factors” beginning on page 6.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Rocky Shoes & Boots, Inc.	$	$
Proceeds, before expenses, to the selling shareholders	$	$

The underwriters have a 30-day option to purchase up to 390,000 additional shares of common stock from us to cover over-allotments, if any.
Neither the Securities and Exchange Commission nor any state securities commission has approved of anyone’s investment in these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
Piper Jaffray

Wachovia Securities

BB&T Capital Markets

D.A. Davidson & Co.

Ryan Beck & Co.
The date of this prospectus is                     , 2005

OUR BRANDS

ROCKY® Outdoor Gear

LEHIGH safety shoes

Georgia Boot

Dickies® FOOTWEAR

DURANGO®

ROCKY BRANDS

WHOLESALE
ROCKY Outdoor Gear
Georgia Boot
Dickies FOOTWEAR
DURANGO
RETAIL
LEHIGH safety shoes
LEHIGH OUTFITTERS
MILITARY
ROCKY
ROCKY BRANDS

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover, but the information may have changed since that date.
Our “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and Consolidated Financial Statements have been revised to reflect the changes in our reporting segments for the years ended December 31, 2002, 2003 and 2004 not previously included in our Annual Report on Form 10-K for the year ended December 31, 2004.
Rocky, Rocky Outdoor Gear, Georgia Boot, Durango and Lehigh and our other marks mentioned or used in this prospectus are our registered trademarks and service marks. This prospectus also contains trademarks and service marks belonging to other entities.

SUMMARY
The items in the following summary are described in more detail later in this prospectus. This summary provides an overview of selected information and does not contain all the information you should consider. Therefore, you should also read the more detailed information set out in this prospectus, the financial statements and the other information incorporated by reference into this prospectus.
Rocky Shoes & Boots, Inc.
We are a leading designer, manufacturer and marketer of premium quality footwear marketed under a portfolio of well recognized brand names including Rocky Outdoor Gear, Georgia Boot, Durango, Lehigh and Dickies. Our brands have a long history of representing high quality, comfortable, functional and durable footwear and our products are organized around four target markets: outdoor, work, duty and western. Our footwear products incorporate varying features and are positioned across a range of suggested retail price points from $29.95 for our value priced products to $249.95 for our premium products. In addition, as part of our strategy of outfitting consumers from head-to-toe, we market complementary branded apparel and accessories that we believe leverage the strength and positioning of each of our brands.
Our products are distributed through three distinct business segments: wholesale, retail and military. In our wholesale business, we distribute our products through a wide range of distribution channels representing over 10,000 retail store locations in the U.S. and Canada. Our wholesale channels vary by product line and include sporting goods stores, outdoor retailers, independent shoe retailers, hardware stores, catalogs, mass merchants, uniform stores, farm store chains, specialty safety stores and other specialty retailers. Our retail business includes direct sales of our products to consumers through our Lehigh Safety Shoes mobile and retail stores (including a fleet of 78 trucks, supported by 38 small warehouses that include retail stores, which we refer to as mini-stores), our two Rocky outlet stores and our websites. We also sell footwear under the Rocky label to the U.S. military.
In 2001, we undertook a number of strategic initiatives designed to increase our sales and improve our margins while mitigating the seasonality and weather related risk of our outdoor product lines. These strategic initiatives included:

•	extending our lines of footwear into additional markets with the introduction of footwear models for the work and western markets;

•	expanding our product offerings into complementary apparel to leverage the strength of our Rocky Outdoor Gear brand and offer our consumers a broader, head-to-toe product assortment; and

•	closing our continental U.S. manufacturing facility and sourcing a greater portion of our products from third party facilities overseas.
As a result of these initiatives, we increased our sales and profitability, diversified our business and created additional opportunities for growth. We increased our sales from $89.0 million in 2002 to $132.2 million in 2004, representing a compound annual growth rate of 21.9%. Over the same period, our earnings per share increased from $0.62 to $1.74, representing a compound annual growth rate of 67.5%.
Acquisition of EJ Footwear Group
In January 2005, to further support our strategic objectives, we acquired EJ Footwear Group, a leading designer and developer of branded footwear products marketed under a collection of well recognized brands in the work, western and outdoor markets, including Georgia Boot, Durango and Lehigh. EJ Footwear was also the exclusive licensee of the Dickies brand for most footwear products. The acquisition was part of our strategy to expand our portfolio of leading brands and strengthen our market position in the work and western footwear markets, and to extend our product offerings to include brands positioned across multiple feature sets and price points. The EJ Footwear acquisition also expanded our distribution channels and diversified our retailer base.
We believe the EJ Footwear acquisition offers us multiple opportunities to expand and strengthen our combined business. We intend to extend certain of these brands into additional markets, such as outdoor, work and duty, where we believe the brand image is consistent with the target market. We also believe that the strength of each of these brands in their respective markets will allow us to introduce complementary apparel and accessories, similar to our head-to-toe strategy for Rocky Outdoor Gear.
Competitive Strengths
Our competitive strengths include:

•	Strong portfolio of brands. We believe the Rocky Outdoor Gear, Georgia Boot, Durango, Lehigh and Dickies brands are well recognized and established names that have a reputation for performance, quality and comfort in the markets they serve: outdoor, work, duty and western. We plan to continue strengthening these brands through product innovation in existing footwear markets, by extending certain of these brands into our other target markets and by introducing complementary apparel and accessories under our owned brands.

•	Commitment to product innovation. We believe a critical component of our success in the marketplace has been a result of our continued commitment to product innovation. Our consumers demand high quality, durable products that incorporate the highest level of comfort and the most advanced technical features and designs. We have a dedicated group of product design and development professionals, including well recognized experts in the footwear and apparel industries, who continually interact with consumers to better understand their needs and are committed to ensuring our products reflect the most advanced designs, features and materials available in the marketplace.

•	Long-term retailer relationships. We believe that our long history of designing, manufacturing and marketing premium quality, branded footwear has enabled us to develop strong relationships with our retailers in each of our distribution channels. We intend to reinforce these relationships by continuing to offer innovative footwear products, by continuing to meet the individual needs of each of our retailers and by working with our retailers to improve the visual merchandising of our products in their stores. We believe that strengthening our relationships with retailers will allow us to increase our presence through additional store locations and expanded shelf space, improve our market position in a consolidating retail environment and enable us to better understand and meet the evolving needs of both our retailers and consumers.

•	Diverse product sourcing and manufacturing capabilities. We believe our strategy of utilizing both company operated and third party facilities for the sourcing of our products offers several advantages. Operating our own facilities significantly improves our knowledge of the entire production process which allows us to more efficiently source product from third parties that is of the highest quality and at the lowest cost available. Over time, we intend to source a higher proportion of our products from third party manufacturers, which we believe will enable us to obtain high quality products at lower costs per unit.

Growth Strategy
We intend to increase our sales through the following strategies:

•	Expand into new target markets under existing brands. We believe there is significant opportunity to extend certain of our brands into our other target markets. We intend to continue to introduce products across varying feature sets and price points in order to meet the needs of our retailers.

•	Increase apparel offerings. We believe the long history and authentic heritage of our owned brands provide significant opportunity to extend each of these brands into complementary apparel. We intend to continue to increase our Rocky apparel offerings and believe that similar opportunities exist for our Georgia Boot and Durango brands in their respective markets.

•	Cross-sell our brands to our retailers. The acquisition of EJ Footwear expanded our distribution channels and diversified our retailer base. We believe that many retailers of our existing and acquired brands target consumers with similar characteristics and, as a result, we believe there is significant opportunity to offer each of our retailers a broader assortment of footwear and apparel that target multiple markets and span a range of feature sets and price points.

•	Expand our retail sales through Lehigh. We believe that our Lehigh mobile and retail stores offer us an opportunity to significantly expand our direct sales of work-related footwear. We intend to grow our Lehigh business by adding new customers, expanding the portfolio of brands we offer and increasing our footwear and apparel offerings. In addition, over time, we plan to upgrade the locations of some of our mini-stores, as well as expand the breadth of products sold in these stores.

•	Continue to add new retailers. We believe there is an opportunity to add additional retailers in certain of our distribution channels. We have identified a number of large, national footwear retailers that target consumers whom we believe identify with the Georgia Boot, Durango and Dickies brands.

•	Acquire or develop new brands. We intend to continue to acquire or develop new brands that are complementary to our portfolio and could leverage our operational infrastructure and distribution network.
Risks Affecting Us
As further described below in “Risk Factors,” our growth strategy is founded substantially on expanding our brands into new footwear and apparel markets, and if our growth strategy is unsuccessful, our brands may be adversely affected, and we may not achieve our planned sales growth. Achieving market acceptance for new products will likely require us to exert substantial product development and marketing efforts, which may materially increase our expenses and may not be successful. A significant portion of our revenues are derived from outdoor products and are subject to seasonal fluctuations. We recently acquired EJ Footwear and we may encounter difficulties integrating it into our business. We produce a majority of our products outside the U.S. and source materials from a limited number of suppliers, both of which subject us to various risks.
Our Corporate Information
We are an Ohio corporation. Our headquarters is located at 39 East Canal Street, Nelsonville, Ohio 45764, and our telephone number is (740) 753-1951. Our corporate website address is www.rockyboots.com. This is a textual reference only. We do not incorporate the information on our website into this prospectus and you should not consider any information on, or that can be accessed through, our website as part of this prospectus.

The Offering
Common stock offered:

By Rocky Shoes & Boots, Inc	2,000,000 shares

By selling shareholders	600,000 shares

Total	2,600,000 shares

Common stock outstanding after the offering	7,293,595 shares

Offering Price	$ per share

Use of proceeds	We intend to use the net proceeds we receive in this offering to repay amounts under our term loan with GMAC Commercial Finance LLC ($16.5 million as of June 30, 2005), our term loan with American Capital Strategies, Ltd. ($30.0 million as of June 30, 2005), and the remainder to pay down our revolving credit facility and for working capital and other general corporate purposes, including the growth and expansion of our business. We will not receive any proceeds from the sale of common stock by the selling shareholders. See “Use of Proceeds.”

Nasdaq National Market symbol	RCKY
The number of shares to be outstanding after this offering is based on 5,293,595 shares outstanding as of September 14, 2005. The number of shares to be outstanding after this offering does not give effect to:

•	645,351 shares of common stock issuable upon exercise of outstanding options at a weighted average exercise price of $13.20 per share as of September 14, 2005;

•	565,935 additional shares reserved for future grants under our stock option plans as of September 14, 2005; or

•	exercise of the underwriters’ over-allotment option to purchase up to 390,000 shares of common stock from us.

Summary Consolidated Financial Data
The summary financial data presented below under the heading “Income Statement Data” for the years ended December 31, 2002, 2003 and 2004, which have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, have been derived from, and are qualified by reference to, our consolidated financial statements included elsewhere in this prospectus. The summary financial data presented below under the headings “Income Statement Data” for the six months ended June 30, 2004 and 2005 and “Balance Sheet Data” as of June 30, 2005 are unaudited, have been derived from our unaudited condensed consolidated financial statements that are included elsewhere in this prospectus and have been prepared on the same basis as our consolidated financial statements. In the opinion of management, the unaudited summary financial data presented below under the headings “Income Statement Data” and “Balance Sheet Data” reflect all adjustments, which include only normal and recurring adjustments, necessary to present fairly our results of operations for and as of the periods presented. Historical results are not necessarily indicative of the results of operations to be expected for future periods. Quarterly results are not necessarily indicative of full year results. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Seasonality and Weather.” You should read the summary consolidated financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with our consolidated financial statements and related notes included in this prospectus.

				Six Months Ended
	Year Ended December 31,			June 30,

	2002	2003	2004	2004	2005(1)

	(In thousands, except per share amounts)
Income Statement Data
Net sales	$88,959	$106,165	$132,249	$49,316	$127,018
Cost of goods sold	65,528	73,383	93,607	35,921	77,087

Gross margin	23,431	32,782	38,642	13,395	49,931
Selling, general and administrative expenses	18,662	23,279	25,618	10,724	40,146

Income from operations	4,769	9,503	13,024	2,671	9,785
Interest expense	(1,405)	(1,378)	(1,335)	(534)	(3,994)
Other — net	432	348	381	98	117

Income before income taxes	3,796	8,473	12,070	2,235	5,908
Income tax expense	953	2,434	3,476	715	2,009

Net income	$2,843	$6,039	$8,594	$1,520	$3,899

Net income per common share:
Basic	$0.63	$1.44	$1.89	$0.34	$0.75
Diluted	$0.62	$1.32	$1.74	$0.31	$0.70
Weighted average common shares outstanding:
Basic	4,500	4,190	4,557	4,493	5,204
Diluted	4,590	4,561	4,954	4,950	5,590

	As of June 30, 2005

	Actual(1)	As Adjusted(2)

	(In thousands)
Balance Sheet Data
Cash and cash equivalents	$1,016	$1,016
Working capital	115,428	121,862
Total assets	243,719	242,513
Long-term debt, less current maturities	104,337	51,220
Shareholders’ equity	87,682	146,027

(1)	Includes our acquisition of EJ Footwear in January 2005.

(2)	The as adjusted balance sheet data reflect our sale of 2,000,000 shares of common stock in this offering at an assumed public offering price of $31.53 per share (the last sale price on September 14, 2005) and the application of the estimated net proceeds of such sale after deducting underwriting discounts and estimated offering expenses as described in “Use of Proceeds.”

RISK FACTORS
An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information included in this prospectus, before making an investment decision. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.
Risks Relating to Rocky Shoes & Boots, Inc.
Expanding our brands into new footwear and apparel markets may be difficult and expensive, and if we are unable to successfully continue such expansion, our brands may be adversely affected, and we may not achieve our planned sales growth.
Our growth strategy is founded substantially on the expansion of our brands into new footwear and apparel markets. New products that we introduce may not be successful with consumers or one or more of our brands may fall out of favor with consumers. If we are unable to anticipate, identify or react appropriately to changes in consumer preferences, we may not grow as fast as we plan to grow or our sales may decline, and our brand image and operating performance may suffer.
Furthermore, achieving market acceptance for new products will likely require us to exert substantial product development and marketing efforts, which could result in a material increase in our selling, general and administrative, or SG&A, expenses, and there can be no assurance that we will have the resources necessary to undertake such efforts. Material increases in our SG&A expenses could adversely impact our results of operations.
We may also encounter difficulties in producing new products that we did not anticipate during the development stage. Our development schedules for new products are difficult to predict and are subject to change as a result of shifting priorities in response to consumer preferences and competing products. If we are not able to efficiently manufacture newly-developed products in quantities sufficient to support retail distribution, we may not be able to recoup our investment in the development of new products. Even if we develop and manufacture new products that consumers find appealing, the ultimate success of a new model may depend on our product pricing. Failure to gain market acceptance for new products that we introduce could impede our growth, reduce our profits, adversely affect the image of our brands, erode our competitive position and result in long term harm to our business.
We may not successfully integrate EJ Footwear Group, which we recently acquired.
In light of our recent acquisition of EJ Footwear, our success will depend in part on our ability to complete the integration of the operations, systems and personnel of EJ Footwear with our company into a single organizational structure. There can be no assurance that we will be able to effectively integrate the existing operations of our company with the newly-acquired EJ Footwear. Integration of these operations could also place additional pressures on our management as well as on our key resources. The failure to successfully manage this integration could have a material adverse effect on us.
A majority of our products are produced outside the U.S. where we are subject to the risks of international commerce.
A majority of our products are produced in the Dominican Republic and China. Therefore, our business is subject to the following risks of doing business offshore:

•	the imposition of additional United States legislation and regulations relating to imports, including quotas, duties, taxes or other charges or restrictions;

•	foreign governmental regulation and taxation;

•	fluctuations in foreign exchange rates;

•	changes in economic conditions;

•	transportation conditions and costs in the Pacific and Caribbean;

•	changes in the political stability of these countries; and

•	changes in relationships between the United States and these countries.
If any of these factors were to render the conduct of business in these countries undesirable or impracticable, we would have to manufacture or source our products elsewhere. There can be no assurance that additional sources or products would be available to us or, if available, that these sources could be relied on to provide product at terms favorable to us. The occurrence of any of these developments would have a material adverse effect on our business, financial condition and results of operations.
Our success depends on our ability to anticipate consumer trends.
Demand for our products may be adversely affected by changing consumer trends. Our future success will depend upon our ability to anticipate and respond to changing consumer preferences and technical design or material developments in a timely manner. The failure to adequately anticipate or respond to these changes could have a material adverse effect on our business, financial condition and results of operations.
Loss of services of our key personnel could adversely affect our business.
The development of our business has been, and will continue to be, highly dependent upon Mike Brooks, Chairman and Chief Executive Officer, David Sharp, President and Chief Operating Officer, and James McDonald, Executive Vice President, Chief Financial Officer and Treasurer. Mr. Brooks has an at-will employment agreement with us. The employment agreement provides that in the event of termination of employment, he will receive a severance benefit and may not compete with us for a period of one year. None of our other executive officers and key employees have an employment agreement with our company. The loss of the services of any of these officers could have a material adverse effect on our business, financial condition and results of operations.
We depend on a limited number of suppliers for key production materials, and any disruption in the supply of such materials could interrupt product manufacturing and increase product costs.
We purchase raw materials from a number of domestic and foreign sources. We do not have any long-term supply contracts for the purchase of our raw materials, except for limited blanket orders on leather. The principal raw materials used in the production of our footwear, in terms of dollar value, are leather, Gore-Tex waterproof breathable fabric, Cordura nylon fabric and soling materials. Availability or change in the prices of our raw materials could have a material adverse effect on our business, financial condition and results of operations.
We currently have a licensing agreement for the use of Gore-Tex waterproof breathable fabric, and any termination of this licensing agreement could impact our sales of waterproof products.
We are currently one of the largest customers of Gore-Tex waterproof breathable fabric for use in footwear. Our licensing agreement with W.L. Gore & Associates, Inc. may be terminated by either party upon advance written notice to the other party by October 1 for termination effective December 31 of that same year. Although other waterproofing techniques and materials are available, we place a high value on our Gore-Tex waterproof breathable fabric license because Gore-Tex has high brand name recognition with our customers. The loss of our license to use Gore-Tex waterproof breathable fabric could have a material adverse effect on our competitive position, which could have a material adverse effect on our business, financial condition and results of operations.

We currently have a licensing agreement for the use of the Dickies trademark, and any termination of this licensing agreement could impact our sales and growth strategy.
We have an exclusive license through December 31, 2007 to use the Dickies brand on all footwear products, except nursing shoes. The Dickies brand is well recognized by consumers and we plan to introduce value priced Dickies footwear targeting additional markets, including outdoor, duty and western. Our license with Dickies may be terminated by Dickies prior to December 31, 2007 if we do not achieve certain minimum net shipments in a particular year. Furthermore, it is not certain whether we will be able to renew our license to use the Dickies brand after the expiration or termination of the current license. The loss of our license to use the Dickies brand could have a material adverse effect on our competitive position and growth strategy, which could have a material adverse effect on our business, financial condition and results of operations.
Our outdoor products are seasonal.
We have historically experienced significant seasonal fluctuations in our business because we derive a significant portion of our revenues from sales of our outdoor products. Many of our outdoor products are used by consumers in cold or wet weather. As a result, a majority of orders for these products are placed by our retailers in January through April for delivery in July through October. In order to meet demand, we must manufacture and source outdoor footwear year round to be in a position to ship advance orders for these products during the last two quarters of each year. Accordingly, average inventory levels have been highest during the second and third quarters of each year and sales have been highest in the last two quarters of each year. There is no assurance that we will have either sufficient inventory to satisfy demand in any particular quarter or have sufficient demand to sell substantially all of our inventory without significant markdowns.
Our outdoor products are sensitive to weather conditions.
Historically, our outdoor products have been used primarily in cold or wet weather. Mild or dry weather has in the past and may in the future have a material adverse effect on sales of our products, particularly if mild or dry weather conditions occur in broad geographical areas during late fall or early winter. For example, an unseasonably warm and dry winter in late 2004 and early 2005 throughout the Midwest significantly decreased demand for our outdoor products. Also, due to variations in weather conditions from year to year, results for any single quarter or year may not be indicative of results for any future period.
Our business could suffer if our third party manufacturers violate labor laws or fail to conform to generally accepted ethical standards.
We require our third party manufacturers to meet our standards for working conditions and other matters before we are willing to place business with them. As a result, we may not always obtain the lowest cost production. Moreover, we do not control our third party manufacturers or their respective labor practices. If one of our third party manufacturers violates generally accepted labor standards by, for example, using forced or indentured labor or child labor, failing to pay compensation in accordance with local law, failing to operate its factories in compliance with local safety regulations or diverging from other labor practices generally accepted as ethical, we likely would cease dealing with that manufacturer, and we could suffer an interruption in our product supply. In addition, such a manufacturer’s actions could result in negative publicity and may damage our reputation and the value of our brand and discourage retail customers and consumers from buying our products.
Our future tax rates may not be as favorable as our historical tax rates.
In past years, our effective tax rate typically has been substantially below the United States federal statutory rates. We have paid minimal income taxes on income earned by our subsidiary in Puerto Rico due to tax credits afforded us under Section 936 of the Internal Revenue Code and local tax abatements.

However, Section 936 of the Internal Revenue Code has been repealed so that future tax credits available to us are capped in 2005 and terminate in 2006. In addition, our local tax abatements in Puerto Rico are scheduled to expire in 2009. In 2004, we elected to repatriate $3.0 million of earnings and accrued $157,000 of related taxes under the American Jobs Creation Act of 2004. No income taxes are provided on the approximately $6.8 million of remaining undistributed earnings. During 2005, we will complete our evaluation of foreign earnings and may repatriate up to an additional $5.0 million of accumulated undistributed earnings, which could result in up to $260,000 of additional tax. As a result of the acquisition of EJ Footwear, our effective tax rate for 2005 is expected to increase compared to 2004, as a higher percentage of profits will be taxed at U.S. tax rates.
Our future tax rate will vary depending on many factors, including the level of relative earnings and tax rates in each jurisdiction in which we operate and the repatriation of any foreign income to the United States. We cannot anticipate future changes in such laws. Increases in effective tax rates or changes in tax laws may have a material adverse effect on our business, financial condition and results of operations.
The growth of our business will be dependent upon the availability of adequate capital.
The growth of our business will depend on the availability of adequate capital, which in turn will depend in large part on cash flow generated by our business and the availability of equity and debt financing. We cannot assure you that our operations will generate positive cash flow or that we will be able to obtain equity or debt financing on acceptable terms or at all. Our revolving credit facility contains provisions that restrict our ability to incur additional indebtedness or make substantial asset sales that might otherwise be used to finance our expansion. Security interests in substantially all of our assets, which may further limit our access to certain capital markets or lending sources, secure our obligations under our revolving credit facility. Moreover, the actual availability of funds under our revolving credit facility is limited to specified percentages of our eligible inventory and accounts receivable. Accordingly, opportunities for increasing our cash on hand through sales of inventory would be partially offset by reduced availability under our revolving credit facility. As a result, we cannot assure you that we will be able to finance our current expansion plans.
We face intense competition, including competition from companies with significantly greater resources than ours, and if we are unable to compete effectively with these companies, our market share may decline and our business could be harmed.
The footwear and apparel industries are intensely competitive, and we expect competition to increase in the future. A number of our competitors have significantly greater financial, technological, engineering, manufacturing, marketing and distribution resources than we do, as well as greater brand awareness in the footwear market. Our ability to succeed depends on our ability to remain competitive with respect to the quality, design, price and timely delivery of products. Competition could materially adversely affect our business, financial condition and results of operations.
We currently manufacture a portion of our products and we may not be able to do so in the future at costs that are competitive with those of competitors who source their goods.
We currently plan to retain our internal manufacturing capability in order to continue benefiting from expertise we have gained with respect to footwear manufacturing methods conducted at our manufacturing facilities. We continue to evaluate our manufacturing facilities and third party manufacturing alternatives in order to determine the appropriate size and scope of our manufacturing facilities. There can be no assurance that the costs of products that continue to be manufactured by us can remain competitive with products sourced from third parties.

We rely on distribution centers in Logan, Ohio and Tunkhannock, Pennsylvania, and if there is a natural disaster or other serious disruption at any of these facilities, we may be unable to deliver merchandise effectively to our retailers.
We rely on distribution centers in Logan, Ohio and Tunkhannock, Pennsylvania. Any natural disaster or other serious disruption at any of these facilities due to fire, tornado, flood, terrorist attack or any other cause could damage a portion of our inventory or impair our ability to use our distribution center as a docking location for merchandise. Either of these occurrences could impair our ability to adequately supply our retailers and harm our operating results.
We may be subject to certain environmental and other regulations.
Some of our operations use substances regulated under various federal, state, local and international environmental and pollution laws, including those relating to the storage, use, discharge, disposal and labeling of, and human exposure to, hazardous and toxic materials. Compliance with current or future environmental laws and regulations could restrict our ability to expand our facilities or require us to acquire additional expensive equipment, modify our manufacturing processes or incur other significant expenses. In addition, we could incur costs, fines and civil or criminal sanctions, third party property damage or personal injury claims or could be required to incur substantial investigation or remediation costs, if we were to violate or become liable under any environmental laws. Liability under environmental laws can be joint and several and without regard to comparative fault. There can be no assurance that violations of environmental laws or regulations have not occurred in the past and will not occur in the future as a result of our inability to obtain permits, human error, equipment failure or other causes, and any such violations could harm our business and financial condition.
If our efforts to establish and protect our trademarks, patents and other intellectual property are unsuccessful, the value of our brands could suffer.
We regard certain of our footwear designs as proprietary and rely on patents to protect those designs. We believe that the ownership of patents is a significant factor in our business. Existing intellectual property laws afford only limited protection of our proprietary rights, and it may be possible for unauthorized third parties to copy certain of our footwear designs or to reverse engineer or otherwise obtain and use information that we regard as proprietary. If our patents are found to be invalid, however, to the extent they have served, or would in the future serve, as a barrier to entry to our competitors, such invalidity could have a material adverse effect on our business, financial condition and results of operations.
We own U.S. registrations for a number of our trademarks, trade names and designs, including such marks as Rocky, Rocky Outdoor Gear, Georgia Boot, Durango and Lehigh. Additional trademarks, trade names and designs are the subject of pending federal applications for registration. We also use and have common law rights in certain trademarks. Over time, we have increased distribution of our goods in several foreign countries. Accordingly, we have applied for trademark registrations in a number of these countries. We intend to enforce our trademarks and trade names against unauthorized use by third parties.
Our success depends on our ability to forecast sales.
Our investments in infrastructure and product inventory are based on sales forecasts and are necessarily made in advance of actual sales. The markets in which we do business are highly competitive, and our business is affected by a variety of factors, including brand awareness, changing consumer preferences, product innovations, susceptibility to fashion trends, retail market conditions, weather conditions and economic and other factors. One of our principal challenges is to improve our ability to predict these factors, in order to enable us to better match production with demand. In addition, our growth over the years has created the need to increase the investment in infrastructure and product inventory and to enhance our systems. To the extent sales forecasts are not achieved, costs associated with the infrastructure and carrying costs of product inventory would represent a higher percentage of revenue, which would adversely affect our financial performance.

Risks Related to Our Industry
Because the footwear market is sensitive to decreased consumer spending and slow economic cycles, if general economic conditions deteriorate, many of our customers may significantly reduce their purchases from us or may not be able to pay for our products in a timely manner.
The footwear industry has been subject to cyclical variation and decline in performance when consumer spending decreases or softness appears in the retail market. Many factors affect the level of consumer spending in the footwear industry, including:

•	general business conditions;

•	interest rates;

•	the availability of consumer credit;

•	weather;

•	increases in prices of nondiscretionary goods;

•	taxation; and

•	consumer confidence in future economic conditions.
Consumer purchases of discretionary items, including our products, may decline during recessionary periods and also may decline at other times when disposable income is lower. A downturn in regional economies where we sell products also reduces sales.
The continued shift in the marketplace from traditional independent retailers to large discount mass merchandisers may result in decreased margins.
A continued shift in the marketplace from traditional independent retailers to large discount mass merchandisers has increased the pressure on many footwear manufacturers to sell products to these mass merchandisers at less favorable margins. Because of competition from large discount mass merchandisers, a number of our small retailing customers have gone out of business, and in the future more of these customers may go out of business, which could have a material adverse effect on our business, financial condition and results of operations. Although progressive independent retailers have attempted to improve their competitive position by joining buying groups, a continued shift to discount mass merchandisers could have a material adverse effect on our business, financial condition and results of operations.
Risks Relating to Our Common Stock and this Offering
Our management will have broad discretion over the use of net proceeds of this offering, and you may not agree with the way they are used.
While we currently intend to use the net proceeds of this offering for repayment of our indebtedness, working capital and other general corporate purposes, we may subsequently choose to use the net offering proceeds for different purposes or not at all. The effect of this offering will be to increase capital resources available to management, and our management may allocate these resources as it deems necessary. You will be relying on the judgment of our management with regard to the use of the net proceeds of this offering and management may choose to allocate the net proceeds differently than you would.
Our common stock price has been volatile, which could result in a substantial loss for shareholders.
Our common stock is traded on the Nasdaq National Market. While our average daily trading volume for the 52-week period ended September 9, 2005 was approximately 40,824 shares, we have experienced more limited volume in the past and may experience it in the future. The trading price of our common stock has been and may continue to be volatile. The closing sale prices of our common stock, as reported by the Nasdaq National Market, have ranged from $35.20 to $15.81 for the 52-week period ended September 9,

2005. The trading price of our common stock could be affected by a number of factors, including, but not limited to the following:

•	changes in expectations of our future performance;

•	changes in estimates by securities analysts (or failure to meet such estimates);

•	quarterly fluctuations in our sales and financial results;

•	limited trading volume;

•	broad market fluctuations in volume and price; and

•	a variety of risk factors, including the ones described elsewhere in this prospectus.
Accordingly, the price of our common stock after the offering is likely to fluctuate greatly and may be lower than the price you pay.
Future sale of our common stock could adversely affect our stock price.
Future sales of substantial amounts of shares of our common stock in the public market, or the perception that these sales could occur, may cause the market price of our common stock to decline. In addition, we may be required to issue additional shares upon exercise of previously granted options that are currently outstanding. Our directors and executive officers and all of the other selling shareholders have entered into lock-up agreements with the underwriters, in which they have agreed to refrain from selling their shares for a period of 90 days after this offering. Increased sales of our common stock in the market after exercise of our currently outstanding stock options or expiration of the lock-up agreements could exert significant downward pressure on our stock price. These sales also might make it more difficult for us to sell equity or equity related securities in the future at a time and price we deem appropriate.
We can issue shares of preferred stock without shareholder approval, which could adversely affect the rights of common shareholders.
Our articles of incorporation permit us to establish the rights, privileges, preferences and restrictions, including voting rights, of future series of our preferred stock and to issue such stock without approval from our shareholders. The rights of holders of our common stock may suffer as a result of the rights granted to holders of preferred stock that we may issue in the future. In addition, we could issue preferred stock to prevent a change in control of our company, depriving common shareholders of an opportunity to sell their stock at a price in excess of the prevailing market price.
Anti-takeover provisions of our articles of incorporation, code of regulations, shareholder rights plan and Ohio law could prevent or delay a change in control of our company, even if a change of control would benefit our shareholders.
Provisions of our articles of incorporation and code of regulations, as well as provisions of Ohio law, could discourage, delay or prevent a merger, acquisition or other change in control of our company, even if a change in control might benefit our shareholders. These provisions could also discourage proxy contests and make it more difficult for you and other shareholders to elect directors and take other corporate actions. As a result, these provisions could limit the price that investors are willing to pay in the future for shares of our common stock. These provisions might also discourage a potential acquisition proposal or tender offer, even if the acquisition proposal or tender offer is at a price well above the then current market price for our common stock. These provisions include the following:

•	a board of directors that is classified so that only one-half of the directors stand for election each year;

•	authorization of “blank check” preferred stock, which our board of directors could issue with provisions designed to thwart a takeover attempt;

•	limitations on the ability of shareholders to call special meetings of shareholders;

•	no cumulative voting in the election of directors, which would otherwise allow the holders of less than a majority of our common stock to elect director candidates;

•	a prohibition against shareholder action by written consent unless signed by all shareholders of record; and

•	advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by shareholders at shareholder meetings.
We adopted a shareholder rights plan in 1997 under a shareholder rights agreement intended to protect shareholders against unsolicited attempts to acquire control of our company that do not offer what our board of directors believes to be an adequate price to all shareholders or that our board of directors otherwise opposes. As part of the plan, our board of directors declared a dividend that resulted in the issuance of one preferred stock purchase right for each outstanding share of our common stock. Unless extended, the preferred share purchase rights will terminate on November 5, 2007. If a bidder proceeds with an unsolicited attempt to purchase our stock and acquires 20% or more (or announces its intention to acquire 20% or more) of our outstanding stock, and the board of directors does not redeem the preferred stock purchase right, the right will become exercisable at a price that significantly dilutes the interest of the bidder in our common stock.
The effect of the shareholder rights plan is to make it more difficult to acquire our company without negotiating with the board of directors. The shareholder rights plan, however, could discourage offers even if made at a premium over the market price of our common stock, and even if the shareholders might believe the transaction would benefit them.
In addition, we are subject to the Chapter 1704 of the Ohio Revised Code, the Merger Moratorium Act, which limits business combination transactions with interested shareholders (generally 10% or greater shareholders) that our board of directors has not approved. These provisions and other similar provisions make it more difficult for a third party to acquire us without negotiation. These provisions apply even if some shareholders would consider the transaction beneficial.
We do not anticipate paying cash dividends on our shares of common stock in the foreseeable future.
We intend to retain any future earnings to fund the operation and expansion of our business and, therefore, we do not anticipate paying cash dividends on our shares of common stock in the foreseeable future. As a result, you may only realize a return on your investment upon a sale of our common stock, if at all.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus and the information incorporated by reference in this prospectus contain forward-looking statements. We sometimes use words such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” and similar expressions, as they relate to us, our management and our industry, to identify forward-looking statements. Forward-looking statements relate to our expectations, beliefs, plans, strategies, prospects, future performance, anticipated trends and other future events. Specifically, this prospectus and the information incorporated by reference in this prospectus contain forward-looking statements relating to, among other things:

•	our business, growth, operating and financing strategies;

•	our product mix;

•	the introduction or success of new products;

•	the incremental earnings and benefits of the EJ Footwear acquisition;

•	the impact of seasonality and weather on our operations;

•	expectations regarding our net sales and earnings growth;

•	expectations regarding our liquidity;

•	our future financing plans; and

•	trends affecting our financial condition or results of operations.
We have based our forward-looking statements largely on our current expectations and projections about future events and trends affecting our business. Actual results may differ materially. Some of the risks, uncertainties and assumptions that may cause actual results to differ from these forward-looking statements are described in “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus and the information incorporated by reference in this prospectus might not occur.
You should read this prospectus, the documents that we filed as exhibits to the registration statement of which this prospectus is a part and the documents that we incorporate by reference in this prospectus completely and with the understanding that our future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements, and we assume no obligation to update these forward-looking statements publicly for any reason.

USE OF PROCEEDS
We expect to receive net proceeds of approximately $59.1 million from the sale by us of 2,000,000 shares of our common stock in this offering, based on an assumed public offering price of $31.53 per share (the last sale price on September 14, 2005) and after deducting underwriting discounts and the estimated offering expenses we will pay. We will not receive any proceeds from the sale of common stock by selling shareholders.
We intend to use the net proceeds we receive from this offering for the following purposes:

•	to pay all outstanding amounts under our term loan with GMAC Commercial Finance LLC ($16.5 million as of June 30, 2005);

•	to pay all outstanding amounts under our term loan with American Capital Strategies, Ltd. ($30.0 million as of June 30, 2005); and

•	the balance of approximately $12.6 million to reduce indebtedness under our revolving credit facility and for working capital and other general corporate purposes, including the growth and expansion of our business.
Our term loan with GMAC Commercial Finance bears an interest rate of LIBOR plus 3.25% or prime plus 1.75%, and is payable in equal quarterly installments over three years beginning in 2005. Our term loan with American Capital Strategies bears an interest rate of LIBOR plus 8.00% and is payable in equal installments from 2008 through 2011. Indebtedness under our five year $100 million revolving credit facility bears interest at a rate of LIBOR plus 2.5%, or prime plus 1.0%.

PRICE RANGE OF COMMON STOCK
Our common stock is traded on the Nasdaq National Market under the symbol “RCKY.” The following table shows the range of low and high sale prices per share of our common stock as reported by the Nasdaq National Market for the periods indicated.

	Common Stock
	Price Per Share

	Low	High

Year ended December 31, 2003:
First Quarter	$4.77	$7.30
Second Quarter	$6.50	$9.54
Third Quarter	$9.10	$11.72
Fourth Quarter	$11.12	$26.01
Year ended December 31, 2004:
First Quarter	$17.75	$31.95
Second Quarter	$17.96	$29.25
Third Quarter	$15.79	$23.70
Fourth Quarter	$17.00	$29.93
Year ended December 31, 2005:
First Quarter	$25.31	$36.44
Second Quarter	$25.00	$33.79
Third Quarter (through September 14, 2005)	$27.50	$32.25
On September 14, 2005, the last sale price of our common stock on the Nasdaq National Market was $31.53 per share. As of September 14, 2005, there were 111 record holders of our common stock.
DIVIDEND POLICY
We have not declared or paid any cash dividends on our common stock since our initial public offering in 1993. We currently anticipate that we will retain all of our earnings for the continued development and expansion of our business and do not anticipate declaring or paying any cash dividends in the foreseeable future. Moreover, our credit facilities contain covenants expressly prohibiting us from paying cash dividends.

CAPITALIZATION
The following table sets forth our cash and cash equivalents and our capitalization as of June 30, 2005:

•	on an actual basis; and

•	on an as adjusted basis to reflect our sale of 2,000,000 shares of common stock in this offering at an assumed public offering price of $31.53 per share (the last sale price on September 14, 2005) and the application of the estimated net proceeds of such sale after deducting underwriting discounts and estimated offering expenses as described in “Use of Proceeds.”
You should read the following table in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere in this prospectus.

	As of June 30, 2005

	Actual	As Adjusted

	(In thousands)
Cash and cash equivalents	$1,016	$1,016

Current installments of long-term debt	$6,384	$384
Long-term debt, excluding current installments:
Revolving credit facility	59,541	46,924
Term loan with GMAC Commercial Finance(1)	10,500	—
Term loan with American Capital Strategies	30,000	—
Real estate mortgages	4,296	4,296

Total long-term debt, including current installments	110,721	51,604
Shareholders’ equity:
Common stock, no par value; 10,000,000 shares authorized; 5,284,725 issued and outstanding — actual; and 7,284,725 shares issued and outstanding — as adjusted	50,623	109,740
Accumulated other comprehensive loss	(890)	(890)
Retained earnings(2)	37,949	37,177

Total shareholders’ equity	87,682	146,027

Total capitalization	$198,403	$197,631

(1)	Reflects $16.5 million of outstanding principle as of June 30, 2005, less $6.0 million in current installments.

(2)	Retained earnings, as adjusted, includes a non-cash charge net of tax for the write-off of deferred financing costs related to our term loans with GMAC Commercial Finance and American Capital Strategies.

SELECTED CONSOLIDATED FINANCIAL DATA
The selected consolidated financial data presented below under the heading “Income Statement Data” and “Balance Sheet Data” for the years ended and as of December 31, 2000, 2001, 2002, 2003 and 2004, which have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, have been derived from, and are qualified by reference to, our consolidated financial statements. The consolidated financial statements as of December 31, 2003 and 2004 and for each of the three years in the periods ended December 31, 2004 are included elsewhere in this prospectus. The selected consolidated financial data presented below under the headings “Income Statement Data” and “Balance Sheet Data” for the six months ended and as of June 30, 2004 and 2005 are unaudited, have been derived from unaudited condensed consolidated financial statements that are included elsewhere in this prospectus and have been prepared on the same basis as our consolidated financial statements. In the opinion of management, the unaudited selected consolidated financial data presented below under the headings “Income Statement Data” and “Balance Sheet Data” reflect all adjustments, which include only normal and recurring adjustments, necessary to present fairly our results of operations for and as of the periods presented. Historical results are not necessarily indicative of the results of operations to be expected for future periods. Quarterly results are not necessarily indicative of full year results. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Seasonality and Weather.” You should read the selected consolidated financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with our consolidated financial statements and related notes included in this prospectus.

						Six Months
	Year Ended December 31,					Ended June 30,

	2000	2001	2002	2003	2004	2004	2005(1)

	(In thousands, except per share amounts)
Income Statement Data
Net sales	$103,229	$103,320	$88,959	$106,165	$132,249	$49,316	$127,018
Cost of goods sold	78,617	80,068	65,528	73,383	93,607	35,921	77,087

Gross margin	24,612	23,252	23,431	32,782	38,642	13,395	49,931
Selling, general and administrative expenses	21,427	18,176	18,662	23,279	25,618	10,724	40,146
Plant closing costs	—	1,500	—	—	—	—	—

Income from operations	3,185	3,576	4,769	9,503	13,024	2,671	9,785
Interest expense	(3,354)	(2,494)	(1,405)	(1,378)	(1,335)	(534)	(3,994)
Other-net	449	355	432	348	381	98	117

Income before income taxes	280	1,437	3,796	8,473	12,070	2,235	5,908
Income tax expense (benefit)	183	(93)	953	2,434	3,476	715	2,009

Net income	$97	$1,531	$2,843	$6,039	$8,594	$1,520	$3,899

Net income per common share:
Basic	$0.02	$0.34	$0.63	$1.44	$1.89	$0.34	$0.75
Diluted	$0.02	$0.34	$0.62	$1.32	$1.74	$0.31	$0.70
Weighted average common shares outstanding:
Basic	4,489	4,489	4,500	4,190	4,557	4,493	5,204
Diluted	4,493	4,549	4,590	4,561	4,954	4,950	5,590

	As of December 31,					As of June 30,

	2000	2001	2002	2003	2004	2004	2005(1)

	(In thousands)
Balance Sheet Data
Cash and cash equivalents	$2,118	$2,955	$4,277	$2,159	$5,061	$492	$1,016
Working capital	50,201	44,267	41,751	54,210	55,612	59,912	115,428
Total assets	86,051	74,660	68,417	86,175	96,706	94,713	243,719
Long-term debt, less current maturities	26,445	16,976	10,488	17,515	10,045	21,494	104,337
Shareholders’ equity	50,326	51,043	52,393	58,385	71,371	61,421	87,682

(1)	Includes our acquisition of EJ Footwear in January 2005.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion should be read in conjunction with the “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes, all included elsewhere in this prospectus. The forward-looking statements in this section and other parts of this document involve risks and uncertainties including statements regarding our plans, objectives, goals, strategies and financial performance. Our actual results could differ materially from the results anticipated in these forward-looking statements as a result of factors set forth under the caption “Special Note Regarding Forward-Looking Statements” included elsewhere in this prospectus. The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements made by or on our behalf.
Overview
We are a leading designer, manufacturer and marketer of premium quality footwear marketed under a portfolio of well recognized brand names including Rocky Outdoor Gear, Georgia Boot, Durango, Lehigh and Dickies. Our brands have a long history of representing high quality, comfortable, functional and durable footwear and our products are organized around four target markets: outdoor, work, duty and western. Our footwear products incorporate varying features and are positioned across a range of suggested retail price points from $29.95 for our value priced products to $249.95 for our premium products. In addition, we market complementary branded apparel and accessory items that we believe leverage the strength and positioning of each of our brands.
We operate our business through three business segments: wholesale, retail and military.
Wholesale. In our wholesale segment, our products are offered in over 10,000 retail locations representing a wide range of distribution channels in the U.S. and Canada. These distribution channels vary by product line and target market and include sporting goods stores, outdoor retailers, independent shoe retailers, hardware stores, catalogs, mass merchants, uniform stores, farm store chains, specialty safety stores and other specialty retailers. Prior to our acquisition of EJ Footwear Group in January 2005, our wholesale segment represented 82.9% of our net sales in 2004. For the six months ended June 30, 2005, our wholesale segment represented 68.8% of our net sales, largely a result of our acquisition of EJ Footwear, which generated a significant portion of its sales from its Lehigh retail operations. Gross margins for our wholesale business have improved over the last several years as a result of:

•	expansion into higher margin product lines, including apparel and work and western footwear; and

•	shifting production from our continental U.S. manufacturing facility to lower cost, off-shore facilities.
In 2004, our wholesale gross margin as a percentage of net sales was 31.7%, compared to 28.4% in 2002. Our wholesale gross margin as a percentage of net sales was 37.4% for the six months ended June 30, 2005, compared to 30.3% for the same period last year. The 2005 improvement reflects the sale of EJ Footwear work and western products, which generally carry higher gross margins than our products for our other target markets.
We intend to continue to expand our Rocky Outdoor Gear product lines in each of our markets and believe similar opportunities exist for our Georgia Boot, Durango and Dickies brands. In addition, we believe that there are significant opportunities to cross sell our brands to existing and new retailers and that the breadth of our product lines across products, target markets and price points will allow us to offer our retailers a broader offering to better meet their needs.
Retail. In our retail segment, we sell our products directly to consumers through our Lehigh mobile and retail stores, our two Rocky outlet stores and our websites. Our Lehigh operations include a fleet of 78 trucks, supported by 38 small warehouses that include retail stores, which we refer to as mini-stores. Through our outlet stores, we generally sell first quality or discontinued products in addition to a limited amount of factory damaged goods, which typically carry lower gross margins. Prior to our acquisition of EJ

Footwear and its Lehigh division, our retail segment represented only a small portion of our business, or 3.0% of our net sales in 2004. Retail gross margin as a percentage of net sales was 27.7% in 2004. Our acquisition of EJ Footwear significantly increased our retail sales and improved our retail gross margin. For the six months ended June 30, 2005, our retail segment represented 23.7% of our total net sales and our retail gross margin was 53.2%, primarily as a result of Lehigh, which generally sells products at full retail prices.
We believe that our Lehigh retail operations offer us an opportunity to significantly expand our direct sales of work-related footwear. We intend to expand our Lehigh business by adding new customers, particularly in the hospitality industry, and by expanding the portfolio of brands we offer and by increasing our footwear and apparel offerings. In addition, over time, we plan to upgrade the locations of some of our mini-stores to sites that experience higher foot traffic and intend to expand the breadth of products sold in these stores to include casual and outdoor footwear and apparel to better utilize our retail presence and leverage our fixed costs.
Military. While we are focused on continuing to build our wholesale and retail business, we also actively bid, from time to time, on footwear contracts with the U.S. military. As a result, our military sales fluctuate from year to year. Our military sales were $0.4 million in 2003 and $18.5 million, or 14.0% of our net sales, in 2004. In February 2005, we were awarded a $21 million contract by the U.S. military for production of infantry combat boots, all of which is expected to be recognized as sales in 2005. Our gross margins for our military sales are significantly lower than our gross margins in our wholesale and retail segments and were 15.0% in 2004. However, there are little or no selling, general and administrative, or SG&A, expenses associated with these sales. We believe our sales to the U.S. military serve as an opportunity to reach our target demographic with premium, Rocky branded products. We are currently waiting for responses on two outstanding bids. While we believe we compete effectively for military business, there is no assurance that we will continue to be awarded such contracts.
We manufacture footwear in facilities that we operate in the Dominican Republic and Puerto Rico, and source footwear, apparel and accessories from third party factories, primarily in China. We do not have long-term contracts with any of our third party manufacturers. We expect that one of our third party manufacturers in China, with which we have had a relationship for over 20 years, and that has historically accounted for a significant portion of our manufacturing, will represent approximately 20% of our net sales in 2005. We expect that a greater portion of our products will be sourced from third party manufacturers in the future as a result of our acquisition of EJ Footwear, which sourced all of its products from third parties. We believe that operating our own facilities significantly improves our knowledge of the entire raw material sourcing and manufacturing process, enabling us to more efficiently source finished goods from third parties that are of the highest quality and at the lowest cost available. In addition, our Puerto Rican facilities allow us to produce footwear for the U.S. military and other business that requires production by a U.S. manufacturer. Sourcing products from off-shore third party manufacturers generally enables us to lower our costs per unit while maintaining high product quality, as well as limits the capital investment required to establish and maintain company operated manufacturing facilities. Because quality is an important part of our value proposition to our retailers and consumers, we source products from manufacturers that have demonstrated the intent and ability to maintain the high quality that has become associated with our portfolio of brands.
Strategic Initiatives
In 2001, we undertook a number of strategic initiatives designed to increase our sales and improve our margins while mitigating the seasonality and weather related risk of our outdoor product lines. These strategic initiatives included:

•	extending our lines of footwear into additional markets with the introduction of footwear models for the work and western markets;

•	expanding our product offerings into complementary apparel to leverage the strength of our Rocky Outdoor Gear brand and offer our consumers a broader, head-to-toe product assortment; and

•	closing our continental U.S. manufacturing facility and sourcing a greater portion of our products from third party facilities overseas.
As a result of these initiatives, we increased our sales from $89.0 million in 2002 to $132.2 million in 2004, representing a compound annual growth rate of 21.9%. Over the same period, our net income increased from $2.8 million to $8.6 million, representing a compound annual growth rate of 73.9%, and earnings per share increased from $0.62 to $1.74, representing a compound annual growth rate of 67.5%.
In January 2005, to further support our strategic objectives, we acquired EJ Footwear, a leading designer and developer of branded footwear products marketed under a collection of well recognized brands in the work, western and outdoor markets, including Georgia Boot, Durango and Lehigh. EJ Footwear was also the exclusive licensee of the Dickies brand for most footwear products. The acquisition was part of our strategy to expand our portfolio of leading brands and strengthen our market position in the work and western footwear markets, as well as extend our product offering to include brands positioned across multiple feature sets and price points. The EJ Footwear acquisition also expanded our distribution channels and diversified our retailer base. In addition, our acquisition of EJ Footwear significantly increased our revenues and our profitability. We recorded $127.0 million in net sales and $3.9 million in net income in the six months ended June 30, 2005, compared to net sales of $49.3 million and net income of $1.5 million for the same period in the prior year. The total purchase price for all of EJ Footwear’s equity, including a closing date working capital adjustment, was $91.3 million in cash plus 484,261 shares of our common stock valued at $11.5 million at closing (valued at $10 million in the definitive agreement). Effective with the closing of our EJ Footwear acquisition, we entered into agreements with GMAC Commercial Finance and American Capital Strategies for credit facilities totaling $148 million to fund the acquisition and replace our existing revolving credit facility. We intend to pay down a portion of this debt with proceeds from this offering as described in “Use of Proceeds.”
We believe our EJ Footwear acquisition offers us multiple opportunities to expand and strengthen our combined business. We intend to extend certain of these brands into additional markets, such as outdoor, work and duty, where we believe the brand image is consistent with the target market. For example, we plan to introduce a line of footwear under Georgia Boot, a well recognized brand for work-related footwear, for law enforcement and security and postal service personnel. We also believe that the strength of each of these brands in their respective markets will allow us to introduce complementary apparel and accessories, similar to our head-to-toe strategy for Rocky Outdoor Gear.
Results of Operations
Net sales. Net sales and related cost of goods sold are recognized at the time products are shipped to the customer and title transfers. Net sales are recorded net of estimated sales discounts and returns based upon specific customer agreements and historical trends. All sales are final upon shipment.
Cost of goods sold. Our cost of goods sold represents our costs to manufacture products in our own facilities, including raw materials costs and all overhead expenses related to production, as well as the cost to purchase finished products from our third party manufacturers. Cost of goods sold also includes the cost to transport these products to our distribution centers.
SG&A expenses. Our SG&A expenses consist primarily of selling, marketing, wages and related payroll and employee benefit costs, travel and insurance expenses, depreciation, amortization, professional fees, facility expenses, bank charges, and warehouse and outbound freight expenses.

The following is a summary of segment operating results for our wholesale, retail and military segments:

	Year Ended December 31,			Six Months Ended June 30,

	2002	2003	2004	2004	2005

Net sales:
Wholesale	$78,470,650	$101,173,862	$109,689,040	$40,089,142	$87,383,197
Retail	4,050,823	4,582,687	4,017,359	1,499,331	30,111,095
Military	6,437,248	408,204	18,542,564	7,727,603	9,523,429

Total	$88,958,721	$106,164,753	$132,248,963	$49,316,076	$127,017,721

Gross margin:
Wholesale	$22,308,356	$31,104,319	$34,738,851	$12,155,897	$32,679,481
Retail	1,122,152	1,614,454	1,114,364	416,713	16,026,272
Military	—	62,852	2,789,148	822,203	1,225,358

Total	$23,430,508	$32,781,625	$38,642,363	$13,394,813	$49,931,111

The following table sets forth consolidated statements of operations data as percentages of total net sales:

				Six Months Ended
	Year Ended December 31,			June 30,

	2002	2003	2004	2004	2005

Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	73.7%	69.1%	70.8%	72.8%	60.7%

Gross margin	26.3%	30.9%	29.2%	27.2%	39.3%
SG&A expenses	20.9%	21.9%	19.4%	21.7%	31.6%

Operating income	5.4%	9.0%	9.8%	5.5%	7.7%

Results of Operations
Six Months Ended June 30, 2005 Compared to Six Months Ended June 30, 2004
Net sales. Net sales for the six months ended June 30, 2005 were $127.0 million compared to $49.3 million for the same period in 2004. The current year results reflect our acquisition of EJ Footwear in January 2005, which contributed $77.9 million in sales during the six month period ended June 30, 2005. Wholesale sales for the first six months of 2005 were $87.4 million compared to $40.1 million for the same period in 2004. The increase was due to our acquisition of EJ Footwear, which contributed $49.1 million in sales during the period. The $1.8 million decrease in Rocky Outdoor Gear branded wholesale sales was due to lower sales of our outdoor and duty products, which were impacted by timing of shipments and unseasonably warm and dry weather in late 2004, partially offset by increases in sales of our work and western products. Retail sales for the first six months of 2005 were $30.1 million compared to $1.5 million for the same period in 2004. The increase of $28.6 million was due to our acquisition of EJ Footwear, specifically its Lehigh division, in 2005. Military segment sales, which occur from time to time, for the first six months of 2005 were $9.5 million, compared to $7.7 million in the same period in 2004. Average list prices for our footwear, apparel and accessories were similar in the 2005 period, compared to the 2004 period.
Gross margin. Gross margin in the first six months of 2005 increased to $49.9 million, or 39.3% of net sales, from $13.4 million, or 27.2% of net sales, in the same period last year. The basis point increase is primarily attributable to higher sales of EJ Footwear work and western products and a higher percentage of our net sales derived from our retail sales, which carry higher gross margins than our wholesale and military sales. Wholesale gross margin for the first six months of 2005 was $32.7 million, or 37.4% of net sales, compared to $12.2 million, or 30.3% of net sales, in the same period last year. The increase reflects sales in 2005 of EJ Footwear products, which carry higher gross margins than Rocky products due to a higher percentage of their sales in the work and western markets. Gross margins in the work and western markets are generally higher than the outdoor and duty markets. Retail gross margin for the first six months of 2005 was $16.0 million, or 53.2% of net sales, compared to $0.4 million, or 27.8% of net sales, for the same period in 2004. The increase in gross margin reflects sales by Lehigh, which carry higher gross margins than our outlet store sales. Military gross margin for the first six months of 2005 was $1.2 million, or 12.9% of net sales, compared to $0.8 million, or 10.6% of net sales, for the same period in 2004.
SG&A expenses. SG&A expenses were $40.1 million, or 31.6% of net sales, for the first six months of 2005, compared to $10.7 million, or 21.7% of net sales, for the same period in 2004. The increase was primarily a result of higher SG&A expenses associated with the EJ Footwear business, particularly higher expenses associated with our Lehigh retail operations.
Interest expense. Interest expense was $4.0 million in the six months ended June 30, 2005, compared to $0.5 million for the same period in the prior year. The increase was primarily due to interest on borrowings to finance the EJ Footwear acquisition.
Income taxes. Income tax expense for the six months ended June 30, 2005 was $2.0 million, compared to $0.7 million for the same period a year ago. Our effective tax rate was 34.0% for the six months ended June 30, 2005, versus 32.0% for the same period in 2004. The increase in our effective tax rate in 2005 was due primarily to income from EJ Footwear, which is subject to the U.S. effective tax rate. A portion of our income is subject to lower taxes in foreign countries.
Year Ended December 31, 2004 Compared to Year Ended December 31, 2003
Net sales. Net sales rose 24.6% to $132.2 million for 2004 from $106.2 million the prior year. Wholesale sales were $109.7 million for 2004, an increase of $8.5 million, or 8.4%, over 2003, as a result of increases in sales of our apparel and work and western footwear, which benefited from increased product offerings and expanded distribution. Retail segment sales were $4.0 million in 2004, a decrease of $0.6 million from 2003, reflecting unseasonably warm and dry weather in late 2004. Military sales, which occur from time to time, were $18.5 million in 2004 versus $0.4 million in 2003. This represented final shipments of $5.7 million in footwear under a contract awarded in September 2003 and $12.8 million of shipments under a contract awarded in March 2004 to produce boots for delivery to the U.S. military. Average list prices for our footwear, apparel and accessories were similar in 2004 compared to 2003.
Gross margin. Gross margin increased to $38.6 million in 2004 from $32.8 million in the prior year. Expressed as a percentage of net sales, gross margin declined 170 basis points to 29.2% in 2004, compared to 30.9% in 2003, as a result of higher military sales in 2004, which carry lower gross margins than our wholesale and retail sales. Wholesale gross margin in 2004 was $34.7 million, or 31.7% of net sales, compared to $31.1 million, or 30.7% of net sales, in 2003. The increase was due to higher sales of apparel and work and western footwear, which are sourced products that carry higher gross margins than our other products. Retail gross margin for 2004 was $1.1 million, or 27.7% of net sales, compared to $1.6 million, or 35.2% of net sales, for 2003. Military gross margin was $2.8 million, or 15.0% of net sales, for 2004 compared to $0.1 million, or 15.4% of net sales, in 2003.
SG&A expenses. SG&A expenses increased $2.3 million to $25.6 million for 2004. The increase in SG&A expenses was due to higher commissions paid of $0.4 million, additional distribution costs of $0.6 million and higher advertising expenses of $0.6 million, as well as expenses of $0.4 million for testing and documentation of internal controls required by the Sarbanes-Oxley Act of 2002. As a percentage of net sales, SG&A expenses declined to 19.4% for 2004 from 21.9% for the prior year, due to nominal SG&A expenses associated with increased military sales in 2004.
Interest expense. Interest expense declined slightly to $1.3 million for 2004 from $1.4 million in 2003 because of lower average borrowings on our revolving credit facility.

Income taxes. Income tax expense was $3.5 million for 2004, compared to $2.4 million in 2003. Our effective tax rate remained stable between 2004 and 2003 at 28.8% and 28.7%, respectively. This effective rate is lower than the statutory rate of 35.0% due to a portion of income being earned in offshore jurisdictions where effective tax rates are lower than the U.S. effective tax rate. Sourced products are taxed at the U.S. effective tax rate. In addition, the provision includes $157,000 related to our decision to repatriate foreign earnings totaling $3.0 million.
Year Ended December 31, 2003 Compared to Year Ended December 31, 2002
Net sales. Net sales increased 19.3% to $106.2 million for 2003 from $89.0 million the prior year. Wholesale sales were $101.2 million for 2003, an increase of $22.7 million, or 28.9%, over 2002 reflecting increased sales of our branded footwear and apparel products. Sales in 2003 included $10.2 million of Gates products, following our acquisition of certain assets of Gates-Mills in 2003. Sales benefited from increased demand due to colder and wetter weather conditions in most regions of the U.S. where our outdoor products are sold, coupled with product line extensions, particularly a line of western influenced footwear, which we introduced in late 2002. Retail sales increased 13.1% to $4.6 million in 2003, compared with $4.1 million in the prior year. The sales increase was the result of more traditional seasonal weather, expansion of our Nelsonville store and focused merchandising of our retail stores. Military sales, which occur from time to time, were $0.4 million in 2003 versus $6.4 million in 2002. Average list prices for our footwear, apparel and accessories were similar in 2003 compared to 2002.
Gross margin. Gross margin increased to $32.8 million for 2003 from $23.4 million the prior year. Expressed as a percentage of net sales, gross margin increased 460 basis points to 30.9% of net sales in 2003, compared to 26.3% in 2002, as a result of improved margins on our wholesale and retail sales and lower military sales, which carry a lower gross margin than our wholesale and retail sales. Wholesale gross margin for 2003 was $31.1 million, or 30.7% of net sales, compared to $22.3 million, or 28.4% of net sales, in 2002. The increase was due to higher sales of apparel and work and western footwear, which carry higher gross margins than our other products. Retail segment gross margin for 2003 was $1.6 million, or 35.2% of net sales, compared to $1.1 million, or 27.7% of net sales, for 2002. Military gross margin was $0.1 million, or 15.4% of net sales, for 2003 compared to no gross margin in 2002.
SG&A expenses. SG&A expenses were $23.3 million, or 21.9% of net sales, for 2003, versus $18.7 million, or 21.0% of net sales, in the prior year. The increase in SG&A expenses for 2003 was due to higher commissions paid, additional distribution costs and higher incentive compensation, all attributable to the increase in net sales and profitability compared to the prior year.
Interest expense. Interest expense was $1.4 million for both 2003 and 2002. We benefited from generally lower interest rates, which were partially offset by higher average outstanding borrowings.
Income taxes. Income tax expense increased $1.5 million to $2.4 million in 2003, compared to $1.0 million in 2002. Our effective tax rate was 28.7% for 2003, compared to 25.1% the previous year. This effective rate is lower than the statutory rate of 35.0% due to a portion of income being earned in offshore jurisdictions where effective tax rates are lower than the U.S. effective tax rate and our decision not to repatriate foreign earnings to the U.S. The increase in our effective tax rate in 2003 from 2002 was due primarily to the increase in sales of sourced products which are taxed at U.S. effective tax rates.
Seasonality and Weather
Historically, we experienced significant seasonal fluctuations in our business because we derive a significant portion of our revenues from sales of our outdoor products. Many of our outdoor products are used by consumers in cold or wet weather. As a result, a majority of orders for these products are placed by our retailers in January through April for delivery in July through October. In order to meet demand, we must manufacture and source outdoor footwear year round to be in a position to ship advance orders for these products during the last two quarters of each year. Accordingly, average inventory levels have been highest during the second and third quarters of each year and sales have been highest in the last two quarters of each year. In addition, mild or dry weather conditions historically have had a material adverse effect on sales of our outdoor products, particularly if they occurred in broad geographical areas during late fall or early winter. Since our acquisition of EJ Footwear, we have experienced and we expect that we will continue to experience less seasonality and that our business will be subject to reduced weather related risk because we now derive a higher proportion of our sales from work-related footwear products. Generally, work, duty and western footwear is sold year round and is not subject to the same level of seasonality or sensitivity to weather conditions as our outdoor product lines. However, because of seasonal fluctuations and variations in weather conditions from year to year, there is no assurance that the results for any particular interim period will be indicative of results for the full year or for future interim periods.
Liquidity and Capital Resources
Our principal sources of liquidity have been our income from operations, borrowings under our credit facility and other indebtedness. In January 2005, we incurred additional indebtedness to fund our acquisition of EJ Footwear as described below. During 2004, we relied primarily on cash provided from operating activities to fund our operations.
Over the last several years our principal uses of cash have been for our acquisitions of EJ Footwear and certain assets of Gates-Mills, as well for working capital and capital expenditures to support our growth. Our working capital consists primarily of trade receivables and inventory, offset by accounts payable and accrued expenses. Our working capital fluctuates throughout the year as a result of our seasonal business cycle and business expansion and is generally lowest in the months of January through March of each year and highest during the months of May through October of each year. We typically utilize our revolving credit facility to fund our seasonal working capital requirements. As a result, balances on our revolving credit facility will fluctuate significantly throughout the year. Our capital expenditures relate primarily to projects relating to our property, merchandising fixtures, molds and equipment associated with our manufacturing operations and for information technology. Capital expenditures were $5.5 million for 2004, compared to $2.2 million for 2003. Capital expenditures for 2005 are anticipated to be approximately $6.0 million.
In conjunction with the completion of our acquisition of EJ Footwear, we entered into agreements with GMAC Commercial Finance and American Capital Strategies for credit facilities totaling $148 million. The credit facilities were used to fund the acquisition of EJ Footwear and replace our prior $45 million revolving credit facility. Under the terms of the agreements, the interest rates and repayment terms are: (1) a five year $100 million revolving credit facility with an interest rate of LIBOR plus 2.5% or prime plus 1.0%; (2) an $18 million term loan with an interest rate of LIBOR plus 3.25% or prime plus 1.75%, payable in equal quarterly installments over three years beginning in 2005; and (3) a $30 million term loan with an interest rate of LIBOR plus 8.0%, payable in equal installments from 2008 through 2011. The total amount available on our revolving credit facility is subject to a borrowing base calculation based on various percentages of accounts receivable and inventory. As of June 30, 2005, we had $59.5 million in borrowings under this facility and total capacity of $71.8 million. Our credit facilities contain certain restrictive covenants, which among other things, require us to maintain certain minimum EBITDA and certain leverage and fixed charge coverage ratios. As of June 30, 2005, we were in compliance with these loan covenants. Our previous credit facility contained certain restrictive covenants, which, among other things, required us to maintain a certain level of net worth and fixed charge coverage. As of December 31, 2004, we were in compliance with these loan covenants. We believe that our existing credit facilities coupled with cash generated from operations will provide sufficient liquidity to fund our operations for at least the next 12 months. Our continued liquidity, however, is contingent upon future operating performance, cash flows and our ability to meet financial covenants under our credit facilities.

Cash Flows

				Six Months
	Year Ended December 31,			Ended June 30,

	2002	2003	2004	2004	2005
Cash Flow Summary
	(In millions)
Cash provided by (used in):
Operating activities	$10.1	$(1.6)	$7.6	$(4.3)	$(1.0)
Investing activities	(2.3)	(7.0)	(5.5)	(2.8)	(95.6)
Financing activities	(6.5)	6.5	0.8	5.4	92.6

Net change in cash and cash equivalents	$1.3	$(2.1)	$2.9	$(1.7)	$(4.0)

Operating Activities. Cash used in operating activities totaled $1.0 million in the first six months of 2005, compared to $4.3 million in the same period of 2004. Cash used in operating activities was impacted by an increase in inventory resulting from procurement of raw materials to support production to fulfill our military contract, and higher finished goods inventory due to the seasonal nature of the business coupled with a shift of large seasonal shipments from late second quarter in 2004 to early third quarter in 2005. This was offset by increases in accounts payable and accrued liabilities reflecting the higher inventory purchases.
Cash provided by operating activities totaled $7.6 million for 2004, compared to cash used by operating activities of $1.6 million in 2003 and cash provided by operations of $10.1 million in 2002. Principal uses of cash in 2004 included a $7.9 million increase in accounts receivable-trade during 2004, which was partially offset by a $5.1 million reduction in inventory. The principal uses of cash in 2003 included $12.9 million in increased inventory to support our growth and a $3.9 million increase in accounts receivable-trade related to our sales growth. For 2002, we had $10.1 million of cash provided by operating activities, which benefited from a $4.5 million reduction in inventory, as well as reductions in deferred compensation and pension and accrued expenses of $1.6 million and $1.5 million, respectively.
Investing Activities. Cash used in investing activities was $95.6 million for the first six months of 2005, compared to $2.8 million in 2004. Cash used in investing activities was impacted by our acquisition of EJ Footwear in 2005, and also included investment in property, plant and equipment. In the first six months of 2005, property, plant and equipment expenditures were $2.7 million versus $2.8 million in the same period of 2004. Our 2005 expenditures primarily relate to investments in production equipment and expansion of workspace at our main office building and factory store to accommodate the relocation of the EJ Footwear operations.
Cash used in investing activities was $5.5 million in 2004 versus $7.0 million in 2003. The principal uses of cash in investing activities for 2004 were for the purchase of fixed assets. The principal uses of cash in investing activities for 2003 were $2.2 million for the purchase of fixed assets and $4.9 million for the acquisition of certain assets of Gates-Mills. For 2002, we purchased $2.3 million of fixed assets.
Financing Activities. Cash provided by financing activities for the six months ended June 30, 2005 was $92.6 million, compared to $5.4 million in 2004. Cash provided by financing activities for the six months ended June 30, 2005 was comprised of the cash proceeds from debt financing of $94.2 million and proceeds from the exercise of stock options of $0.7 million, offset by debt financing costs of $2.3 million. The proceeds of the borrowings were primarily used to fund our acquisition of EJ Footwear, and to fund our working capital. Cash provided by financing activities for the six months ended June 30, 2004 was comprised of the cash proceeds from debt financing of $4.0 million borrowed under our revolving credit facility and proceeds from the exercise of stock options of $1.5 million.
Cash provided by financing activities during 2004 was $0.8 million. This included $2.2 million in proceeds from the exercise of stock options, which was offset by a $1.5 million net reduction in borrowings. Our cash provided by financing activities during 2003 totaled $6.5 million, which included the repurchase of $3.1 million of common stock that was partially offset by $2.5 million in proceeds from the exercise of stock options and $7.0 million of increased net borrowings to support sales growth, as well as inventory acquired in conjunction with the acquisition of Gates-Mills. For 2002, cash used in financing activities was $6.5 million due to a reduction in total debt outstanding.
Borrowings and External Sources of Funds

	December 31,		June 30,

	2003	2004	2004	2005

	(In millions)
Revolving credit facility	$12.5	$11.5	$16.8	$59.5
Term loan with GMAC Commercial Finance	—	—	—	16.5
Term loan with American Capital Strategies	—	—	—	30.0
Equipment and other obligations	0.3	0.1	0.2	—
Real estate obligations	5.2	4.9	5.0	4.7

Total debt	18.0	16.5	22.0	110.7
Less current maturities	0.5	6.5	0.5	6.4

Net long-term debt	$17.5	$10.0	$21.5	$104.3

Our real estate obligations were $4.9 million at December 31, 2004 and $4.7 million at June 30, 2005. Our mortgage financing, which was completed in 2000, includes three of our facilities with monthly payments of approximately $0.1 million through 2014.
We lease certain machinery and manufacturing facilities under operating leases that generally provide for renewal options. At December 31, 2004, future minimum lease payments under non-cancelable operating leases were $0.7 million, $0.6 million, $0.3 million and $0.3 million for years 2005 through 2008, respectively, and $0.3 million for all years after 2008, or approximately $2.2 million in total. We continually evaluate our external credit arrangements in light of our growth strategy and new opportunities. We anticipate no changes in our credit arrangements in 2005 beyond the $148 million in credit facilities announced on January 6, 2005 to fund our acquisition of EJ Footwear and to replace our prior $45 million revolving credit facility and the repayment of indebtedness under these credit facilities with the proceeds of this offering. See “Use of Proceeds.”
Contractual Obligations and Commercial Commitments
The following table summarizes our contractual obligations at December 31, 2004 resulting from financial contracts and commitments. We have not included information on our recurring purchases of materials for use in our manufacturing operations. These amounts are generally consistent from year to year, closely reflect our levels of production, and are not long-term in nature (less than three months).
Contractual Obligations at December 31, 2004

	Payments due by Year

	Total	Less Than 1 Year	1-3 Years	3-5 Years	Over 5 Years

	(In millions)
Long-term debt, adjusted for the January 2005 refinancing	$111.3	$6.5	$12.8	$21.0	$71.0
Pension benefits(1)	4.1	0.3	0.6	0.7	2.5
Minimum operating lease commitments	2.2	0.7	0.9	0.6	—
Expected cash requirements for interest(2)	36.3	7.8	14.7	12.8	1.0
Building purchase obligation	0.5	0.5	—	—	—

Total contractual obligations	$154.4	$15.8	$29.0	$35.1	$74.5

(1)	Assumes no plan termination and includes estimated pension plan contributions.

(2)	Assumes the following interest rates: (1) 6.0% on the $58.4 million revolving credit facility; (2) 5.65% on the $18 million three year term loan; (3) 10.4% on the $30 million six year term loan; and (4) 8.275% on the $4.9 million mortgage loans.

From time to time we enter into purchase commitments with our suppliers under customary purchase order terms. Any significant losses implicit in these contracts would be recognized in accordance with generally accepted accounting principles. At December 31, 2004 and June 30, 2005, no losses existed.
Our ongoing business activities continue to be subject to compliance with various laws, rules and regulations as may be issued and enforced by various federal, state and local agencies. With respect to environmental matters, costs are incurred pertaining to regulatory compliance. These costs have not been, and are not anticipated to become, material.
We are contingently liable with respect to lawsuits, taxes and various other matters that routinely arise in the normal course of business. We do not have off-balance sheet arrangements, financings or other relationships with unconsolidated entities or other persons, also known as variable interest entities. Additionally, we do not have any related party transactions that materially affect the result of operations, cash flow or financial condition.
Quantitative and Qualitative Disclosures about Market Risk
Our primary market risk results from fluctuations in interest rates. We do not hold any material market risk sensitive instruments for trading purposes. We are sensitive to interest rate fluctuations from long-term debt consisting of credit facilities with a balance at June 30, 2005 of $106.0 million.
On January 6, 2005, we announced that we had entered into credit facilities with GMAC Commercial Finance and American Capital Strategies totaling $148 million to fund the acquisition of EJ Footwear and to replace our prior $45 million revolving credit facility. The agreements include a $100 million revolving credit facility and term loans totaling $48 million. Under the terms of the agreements, the interest rates and repayment terms are:

•	a five year revolving credit facility with an interest rate of LIBOR plus 2.5% or prime plus 1.0%;

•	an $18 million term loan with an interest rate of LIBOR plus 3.25% or prime plus 1.75%, payable in equal quarterly installments over three years beginning in 2005; and

•	a $30 million term loan with an interest rate of LIBOR plus 8.0%, payable in equal installments from 2008 to 2011.
We do not have any interest rate management agreements as of June 30, 2005.
Inflation
Our financial performance is influenced by factors such as higher raw material costs as well as higher salaries and employee benefits. Our management attempts to minimize or offset the effects of inflation through increased selling prices, productivity improvements and cost reductions. We were able to mitigate the effects of inflation during 2004 due to these factors. It is anticipated that inflationary pressures during 2005 will be offset through increases in sales and profitability, due to improved operating leverage in our business.
Critical Accounting Policies and Estimates
“Management’s Discussion and Analysis of Financial Condition and Results of Operations” discusses our consolidated financial statements and interim condensed consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements and interim condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and interim condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. A summary of our significant accounting policies is included in the Notes to Consolidated Financial Statements included in this prospectus.

Our management regularly reviews our accounting policies to make certain they are current and also provide readers of the consolidated financial statements and interim condensed consolidated financial statements with useful and reliable information about our operating results and financial condition. These include, but are not limited to, matters related to accounts receivable, inventories, pension benefits and income taxes. Implementation of these accounting policies includes estimates and judgments by management based on historical experience and other factors believed to be reasonable. This may include judgments about the carrying value of assets and liabilities based on considerations that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.
Our management believes the following critical accounting policies are most important to the portrayal of our financial condition and results of operations and require more significant judgments and estimates in the preparation of our consolidated financial statements.
Revenue recognition
Revenue principally consists of sales to customers, and, to a lesser extent, license fees. Revenue is recognized when the risk and title passes to the customer, while license fees are recognized when earned. Customer sales are recorded net of allowances for estimated returns, trade promotions and other discounts, which are recognized as a deduction from sales at the time of sale.
Accounts receivable allowances
Management maintains allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Management also records estimates for customer returns and discounts offered to customers. Should a greater proportion of customers return goods and take advantage of discounts than estimated by us, additional allowances may be required.
Sales returns and allowances
We record a reduction to gross sales based on estimated customer returns and allowances. These reductions are influenced by historical experience, based on customer returns and allowances. The actual amount of sales returns and allowances realized may differ from our estimates. If we determine that sales returns or allowances should be either increased or decreased, then the adjustment would be made to net sales in the period in which such a determination is made. Sales returns and allowances for sales returns were approximately 3.5% of sales for 2005 and 2004.
Inventories
Management identifies slow moving or obsolete inventories and estimates appropriate loss provisions related to these inventories. Historically, these loss provisions have not been significant as the vast majority of our inventories are considered saleable and we have been able to liquidate slow moving or obsolete inventories through our factory outlet stores or through various discounts to customers. Should management encounter difficulties liquidating slow moving or obsolete inventories, additional provisions may be necessary. Management regularly reviews the adequacy of our inventory reserves and makes adjustments to them as required.
Intangible assets
Intangible assets, including goodwill, trademarks and patents are reviewed for impairment at least at each reporting date. Based upon our review, none of our intangibles were impaired as of June 30, 2005.

Pension benefits
Accounting for pensions involves estimating the cost of benefits to be provided well into the future and attributing that cost over the time period each employee works. To accomplish this, extensive use is made of assumptions about inflation, investment returns, mortality, turnover, medical costs and discount rates. These assumptions are reviewed annually. See Note 9, “Retirement Plans,” to the consolidated financial statements included elsewhere in this prospectus for information on these plans and the assumptions used.
Pension expenses are determined by actuaries using assumptions concerning the discount rate, expected return on plan assets and rate of compensation increase. An actuarial analysis of benefit obligations and plan assets is determined as of September 30 each year. The funded status of our plans and reconciliation of accrued pension cost is determined annually as of December 31. Further discussion of our pension plan and related assumptions is included in Note 9, “Retirement Plans,” to the consolidated financial statements included elsewhere in this prospectus. Actual results would be different using other assumptions. Management records an accrual for pension costs associated with our sponsored noncontributory defined benefit pension plan covering our non-union workers. A union plan, which was frozen in 2001, was settled in April 2004. Future adverse changes in market conditions or poor operating results of underlying plan assets could result in losses or a higher accrual.
Income taxes
Currently, management has not recorded a valuation allowance to reduce its deferred tax assets to the amount that it believes is more likely than not to be realized. We have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance, however, in the event we were to determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to income in the period such determination was made. Finally, at December 31, 2004, a provision of $157,000 has been made for U.S. taxes on the repatriation of $3.0 million of accumulated undistributed earnings of Five Star through December 31, 2004. At December 31, 2004, after the planned repatriation above, approximately $6.8 million is remaining that would become taxable upon repatriation to the U.S. During 2005, we will complete our evaluation of foreign earnings and may repatriate up to an additional $5.0 million of accumulated undistributed earnings, which could result in up to $260,000 of additional tax.
Recently Issued Financial Accounting Pronouncements
In December 2003, the Financial Accounting Standards Board, or FASB, issued a revision to Interpretation 46 (FIN 46R) to clarify certain provisions of FASB Interpretation No. 46. Variable interests in a variable interest entity are contractual, ownership, or other pecuniary interests in an entity that change with changes in the entity’s net asset value. Variable interests are investments or other interests that will absorb a portion of an entity’s expected losses if they occur or receive portions of the entity’s expected residual returns if they occur. FIN 46R defers the effective date of FIN 46 for certain entities and makes several other changes to FIN 46. Our adoption of FIN 46 or FIN 46R did not have a material impact on our consolidated financial statements.
In November 2004, the FASB issued SFAS No. 151, Inventory Costs — an amendment of ARB No. 43, Chapter 4, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) and also requires that the allocation of fixed production overhead be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We are currently evaluating the impact of adopting this statement.
In December 2004, FASB issued SFAS No. 123 (revised 2004), Share-Based Payment (“SFAS 123(R)”), which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. The statement supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees and SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123. The statement requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. SFAS 123(R) establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair value based measurement method in accounting for share-based payment transactions with employees, except for equity instruments held by employee share ownership plans. SFAS 123(R) applies to all awards granted after the required effective date (the beginning of the first annual reporting period that begins after June 15, 2005 in accordance with the SEC’s delay of the original effective date of SFAS 123(R)) and to awards modified, repurchased or canceled after that date. As a result, beginning January 1, 2006, we will adopt SFAS 123(R) and begin reflecting the stock option expense determined under fair value based methods in our income statement rather than as pro forma disclosure in the notes to the financial statements.
In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets — an amendment of APB Opinion No. 29. The statement addresses the measurement of exchanges of nonmonetary assets and eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. We are currently evaluating the impact of adopting this statement.
In December 2004, the FASB issued FSP No. FAS 109-2, Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004, which provides a practical exception to the SFAS No. 109 requirement to reflect the effect of a new tax law in the period of enactment by allowing additional time beyond the financial reporting period to evaluate the effects on plans for reinvestment or repatriation of unremitted foreign earnings. At December 31, 2004, we determined that we would repatriate a portion of our foreign earnings and accrued the related taxes. See Note 8, “Income Taxes” to the consolidated financial statement included elsewhere in this prospectus.
In March 2005, the SEC issued Staff Accounting Bulletin Number 107 (“SAB 107”) that provided additional guidance to public companies relating to share-based payment transactions and the implementation of SFAS 123(R), including guidance regarding valuation methods and related assumptions, classification of compensation expense and income tax effects of share-based payment arrangements.
We have not completed our assessment of the impact or method of adoption of SFAS 123(R) and SAB 107.

BUSINESS
Overview
We are a leading designer, manufacturer and marketer of premium quality footwear marketed under a portfolio of well recognized brand names including Rocky Outdoor Gear, Georgia Boot, Durango, Lehigh and Dickies. Our brands have a long history of representing high quality, comfortable, functional and durable footwear and our products are organized around four target markets: outdoor, work, duty and western. Our footwear products incorporate varying features and are positioned across a range of suggested retail price points from $29.95 for our value priced products to $249.95 for our premium products. In addition, as part of our strategy of outfitting consumers from head-to-toe, we market complementary branded apparel and accessories that we believe leverage the strength and positioning of each of our brands. Our products are distributed through three distinct business segments: wholesale, retail and military. In our wholesale business, we distribute our products through a wide range of distribution channels representing over 10,000 retail store locations in the U.S. and Canada. Our retail business includes direct sales of our products to consumers through our Lehigh Safety Shoes mobile and retail stores, our two Rocky outlet stores and our websites. We also sell footwear under the Rocky label to the U.S. military.
History
We have a long history of designing, manufacturing and marketing high quality, innovative footwear products and have developed strong relationships with our retailers and our suppliers. We are the successor to the business of The Wm. Brooks Shoe Company, a company established in 1932 by William Brooks, who was later joined by F. M. Brooks, the grandfather of our current Chairman and Chief Executive Officer, Mike Brooks. We renamed our company Rocky Shoes & Boots, Inc. in conjunction with our initial public offering in 1993.
In 1979, we introduced the Rocky brand to the market with a high quality, premium boot for the outdoor hunting market which we believe created the hunting boot category. We have since maintained our leading position in that category, and we have continued to introduce new, innovative models in the broader outdoor category. In 2001, we undertook a number of strategic initiatives designed to increase our sales and improve our margins while mitigating the seasonality and weather related risk of our outdoor product lines. These strategic initiatives included:

•	extending our lines of footwear into additional markets with the introduction of footwear models for the work and western markets;

•	expanding our product offerings into complementary apparel to leverage the strength of our Rocky Outdoor Gear brand and offer our consumers a broader, head-to-toe product assortment; and

•	closing our continental U.S. manufacturing facility and sourcing a greater portion of our products from third party facilities overseas.
As a result of these initiatives, we increased our sales and profitability, diversified our business and created additional opportunities for growth.
In January 2005, to further support our strategic objectives, we acquired EJ Footwear Group, a leading designer and developer of branded footwear products marketed under a collection of well recognized brands in the work, western and outdoor markets, including Georgia Boot, Durango and Lehigh. EJ Footwear was also the exclusive licensee of the Dickies brand for most footwear products. The acquisition was part of our strategy to expand our portfolio of leading brands and strengthen our market position in the work and western footwear markets, and to extend our product offerings to include brands positioned across multiple feature sets and price points. Our EJ Footwear acquisition also expanded our distribution channels and diversified our retailer base.
We believe our EJ Footwear acquisition offers us multiple opportunities to expand and strengthen our combined business. We intend to extend certain of these brands into additional markets, such as outdoor, work and duty, where we believe the brand image is consistent with the target market. We also believe that the strength of each of these brands in their respective markets will allow us to introduce complementary apparel and accessories, similar to our head-to-toe strategy for Rocky Outdoor Gear.
Competitive Strengths
Our competitive strengths include:

•	Strong portfolio of brands. We believe the Rocky Outdoor Gear, Georgia Boot, Durango, Lehigh and Dickies brands are well recognized and established names that have a reputation for performance, quality and comfort in the markets they serve: outdoor, work, duty and western. We plan to continue strengthening these brands through product innovation in existing footwear markets and by extending certain of these brands into additional markets where we believe their brand identity is consistent with our target consumer. For example, we plan to extend the Dickies brand into value priced outdoor, duty and western footwear, which we believe will capitalize on the strength of this brand. In addition, we plan to introduce complementary apparel and accessories under our owned brands, which we believe will expand awareness of these brands in the markets they serve. For example, we plan to strengthen the Durango brand in the western market by introducing a line of western influenced apparel and accessories.

•	Commitment to product innovation. We believe a critical component of our success in the marketplace has been a result of our continued commitment to product innovation. Our consumers demand high quality, durable products that incorporate the highest level of comfort and the most advanced technical features and designs. Since the introduction of our first hunting boot, we have continually improved the comfort, warmth, style and durability of our footwear through the use of the most advanced proprietary and third party designs and materials available, such as 3M Thinsulate insulation and Vibram outsoles. We were also the first company to introduce a lightweight, waterproof hunting boot incorporating camouflaged Cordura nylon and Gore-Tex waterproof breathable fabric. We have a dedicated group of product design and development professionals, including well recognized experts in the footwear and apparel industries, who continually interact with consumers to better understand their needs and are committed to ensuring our products reflect the most advanced designs, features and materials available in the marketplace.

•	Long-term retailer relationships. We believe that our long history of designing, manufacturing and marketing premium quality, branded footwear has enabled us to develop strong relationships with our retailers in each of our distribution channels. We intend to reinforce these relationships by continuing to offer innovative footwear products, by continuing to meet the individual needs of each of our retailers and by working with our retailers to improve the visual merchandising of our products in their stores. We believe that strengthening our relationships with retailers will allow us to increase our presence through additional store locations and expanded shelf space, particularly for our full line of head-to-toe products. In addition, we believe our relationships with retailers will improve our market position in a consolidating retail environment and enable us to better understand and meet the evolving needs of both our retailers and consumers.

•	Diverse product sourcing and manufacturing capabilities. We believe our strategy of utilizing both company operated and third party facilities for the sourcing of our products offers several advantages. Operating our own facilities significantly improves our knowledge of the entire raw material sourcing and manufacturing process which allows us to more efficiently source product from third parties that is of the highest quality and at the lowest cost available. In addition, our facilities in Puerto Rico allow us to compete for business that must be manufactured in the U.S., including military contracts and certain commercial business. Our third party facilities enable us to capitalize on the cost efficiencies and low capital requirements of offshore manufacturing. Over time, we intend to source a higher proportion of our products from third party manufacturers, which we believe will enable us to obtain high quality products at lower costs per unit.

Growth Strategy
We intend to increase our sales through the following strategies:

•	Expand into new target markets under existing brands. We currently market our footwear product lines to the outdoor, work, duty and western markets. Under Rocky Outdoor Gear, we offer footwear products for each of these markets and intend to continue to develop additional, innovative models in each category. We believe that Georgia Boot, Durango and Dickies are brands well recognized by consumers and reflect an authentic image consistent with our target markets, which we believe will provide us with a significant opportunity to extend certain of these brands into our other target markets. For example, we currently offer models marketed under the Georgia Boot brand primarily to the work market and believe that the strength of this brand will allow us to successfully expand our Georgia Boot outdoor offering. We also believe the Dickies brand represents an authentic brand in the value priced work market and would be well accepted in the outdoor, duty and western markets. We intend to continue to introduce products across varying feature sets and price points in order to meet the needs of our retailers.

•	Increase apparel offerings. We believe the long history and authentic heritage of our owned brands provide significant opportunity to extend each of these brands into complementary apparel. In 2002, we strategically introduced Rocky Outdoor Gear hunting apparel to leverage the strength of the brand and offer our consumers a head-to-toe line of high quality Rocky Outdoor Gear products. We have continued to expand our branded apparel product offering and, as a result of our efforts, we increased our branded apparel revenues to approximately $18.5 million in 2004. We intend to continue to increase our Rocky Outdoor Gear apparel offerings and believe that similar opportunities exist for our Georgia Boot and Durango brands in their respective markets. For example, we plan to introduce a line of western influenced apparel under the Durango brand in 2006.

•	Cross-sell our brands to our retailers. Our acquisition of EJ Footwear expanded our distribution channels and diversified our retailer base. We believe that many retailers of our existing and acquired brands target consumers with similar characteristics and, as a result, we believe there is a significant opportunity to offer each of our retailers a broader assortment of footwear and apparel that target multiple markets and span a range of feature sets and price points.

•	Expand our retail sales through Lehigh. We believe that our Lehigh mobile and retail stores offer us an opportunity to significantly expand our direct sales of work-related footwear. We currently operate a fleet of 78 trucks, supported by 38 small warehouses that include retail stores, which we refer to as mini-stores. We intend to grow our Lehigh business by adding new customers, particularly in the hospitality industry, and by expanding the portfolio of brands we offer and increasing our footwear and apparel offerings. In addition, over time, we plan to upgrade the locations of some of our mini-stores to sites that experience higher foot traffic as well as expand the breadth of products sold in those stores to include casual and outdoor footwear and apparel to better utilize our retail presence and leverage our fixed costs.

•	Continue to add new retailers. We believe there is an opportunity to add additional retailers in certain of our distribution channels. We have identified a number of large, national footwear retailers that target consumers that we believe identify with the Georgia Boot, Durango and Dickies brands. For example, in 2005, Sears began selling Dickies footwear in over 600 of its stores.

•	Acquire or develop new brands. We intend to continue to acquire or develop new brands that are complementary to our portfolio and could leverage our operational infrastructure and distribution network.

Product Lines
Our product lines consist of high quality products that target the following markets:

•	Outdoor. Our outdoor product lines consist of footwear, apparel and accessory items marketed to outdoor enthusiasts who spend time actively engaged in activities such as hunting, fishing, camping or hiking. Our consumers demand high quality, durable products that incorporate the highest level of comfort and the most advanced technical features, and we are committed to ensuring our products reflect the most advanced designs, features and materials available in the marketplace. Our outdoor product lines consist of all-season sport/hunting footwear, apparel and accessories that are typically waterproof and insulated and are designed to keep outdoorsmen comfortable on rugged terrain or in extreme weather conditions.

•	Work. Our work product lines consist of footwear and apparel marketed to industrial and construction workers, as well as workers in the hospitality industry, such as restaurants or hotels. All of our work products are specially designed to be comfortable, incorporate safety features for specific work environments or tasks and meet applicable federal and other standards for safety. This category includes products such as safety toe footwear for steel workers and non-slip footwear for kitchen workers.

•	Duty. Our duty product line consists of footwear products marketed to law enforcement, security personnel and postal employees who are required to spend a majority of time at work on their feet. All of our duty footwear styles are designed to be comfortable, flexible, lightweight, slip resistant and durable. Duty footwear is generally designed to fit as part of a uniform and typically incorporates stylistic features, such as black leather uppers in addition to the comfort features that are incorporated in all of our footwear products.

•	Western. Our western product line currently consists of authentic footwear products marketed to farmers and ranchers who generally live in rural communities in North America. We also selectively market our western footwear to consumers enamored with the western lifestyle.
Our products are marketed under four well-recognized, proprietary brands, Rocky Outdoor Gear, Georgia Boot, Durango and Lehigh, in addition to the licensed Dickies brand.
Rocky Outdoor Gear
Rocky Outdoor Gear, established in 1979, is our premium priced line of branded footwear, apparel and accessories. We currently design Rocky Outdoor Gear products for each of our four target markets and offer our products at a range of suggested retail price points: $99.95 to $249.95 for our footwear products, $29.95 to $49.95 for tops and bottoms in our apparel lines and $49.95 to $199.95 for our basic and technical outerwear.
The Rocky Outdoor Gear brand originally targeted outdoor enthusiasts, particularly hunters, and has since become the market leader in the hunting boot category. In 2002, we also extended into hunting apparel, including jackets, pants, gloves and caps. Our Rocky Outdoor Gear products for hunters and other outdoor enthusiasts are designed for specific weather conditions and the diverse terrains of North America. These products incorporate a range of technical features and designs such as Gore-Tex waterproof breathable fabric, 3M Thinsulate insulation, nylon Cordura fabric and camouflaged uppers featuring either Mossy Oak or Realtree patterns. Rugged outsoles made by industry leaders like Vibram are sometimes used in conjunction with our proprietary design features like the “Rocky Ride Comfort System” to make the products durable and easy to wear.
We also produce Rocky Outdoor Gear duty footwear targeting law enforcement professionals, security workers and postal service employees, and we believe we have established a leading market share position in this category. We plan to launch a line of duty apparel in 2006.
In 2002, we introduced Rocky Outdoor Gear work footwear designed for varying weather conditions or difficult terrain, particularly for people who make their living outdoors such as those in lumber or forestry occupations. These products typically include many of the proprietary features and technologies that we incorporate in our hunting and outdoor products. Similar to our strategy for the outdoor market, we introduced rugged work apparel in 2004, such as ranch jackets and carpenter jeans.
We have also introduced western influenced work boots for farmers and ranchers. Most of these products are waterproof, insulated and utilize our proprietary comfort systems. We also recently introduced some men’s and women’s casual western footwear for consumers enamored with western influenced fashion.
Georgia Boot
Georgia Boot is our moderately priced, high quality line of work footwear. Georgia Boot footwear is sold at suggested retail price points ranging from $79.95 to $109.95. This line of products primarily targets construction workers and those who work in industrial plants where special safety features are required for hazardous work environments. Many of our boots incorporate steel toes or metatarsal guards to protect wearers’ feet from heavy objects and non-slip outsoles to prevent slip related injuries in the work place. All of our boots are designed to help prevent injury and subsequent work loss and are designed according to standards determined by the Occupational Safety & Health Administration or other standards required by employers.
In addition, we market a line of Georgia Boot footwear to brand loyal consumers for hunting and other outdoor activities. These products are primarily all leather boots distributed in the western and southwestern states where hunters do not require camouflaged boots or other technical features incorporated in our Rocky Outdoor Gear.
We believe the Georgia Boot brand can be extended into moderately priced duty footwear as well as outdoor and work apparel. We plan to launch a line of work apparel in 2006.
Durango
Durango is our moderately priced, high quality line of western footwear. Over its 40 year history, the brand has developed broad appeal and earned a reputation for authenticity and quality in the western footwear market. Our current line of products is offered at suggested retail price points ranging from $79.95 to $149.95, and we market products designed for both work and casual wear. Our Durango line of products primarily targets farm and ranch workers who live in the heartland where western influenced footwear and apparel is worn for work and casual wear and, to a lesser extent, this line appeals to urban consumers enamored with western influenced fashion. Many of our western boots marketed to farm and ranch workers are designed to be durable, including special “barn yard acid resistant” leathers to maintain integrity of the uppers, and incorporate our proprietary “Comfort Core” system to increase ease of wear and reduce foot fatigue. Other products in the Durango line that target casual and fashion oriented consumers have colorful leather uppers and shafts with ornate stitch patterns and are offered for men, women and children.
We plan to launch a line of tops, bottoms and outerwear at the Denver International Western Retailer Market in January 2006.
Dickies
Dickies is a high quality, value priced line of work footwear. The Dickies brand, owned by the Williamson-Dickie Manufacturing Co. since 1922, has a long history of providing value priced apparel in the work and casual markets and is a leading brand name in that category.
We secured our license to design, develop and manufacture footwear under the Dickies name in 2003. We currently offer work products targeted at the construction trades and agricultural and hospitality workers. Our Dickies footwear incorporates specific design features to appeal to these workers and is offered at suggested retail price points ranging from $49.95 to $89.95. The Dickies brand is well recognized by consumers and we plan to introduce value priced footwear in the outdoor, duty and western markets.

Lehigh
The Lehigh brand was launched in 1922 and is our moderately priced, high quality line of safety shoes sold at suggested retail price points ranging from $29.95 to $149.95. Our current line of products is designed to meet occupational safety footwear needs. Most of this footwear incorporates steel toes to protect workers and often incorporates other safety features such as metatarsal guards or non-slip outsoles. Additionally, certain models incorporate durability features to combat abrasive surfaces or caustic substances often found in some work places.
With the recent shift in manufacturing jobs to service jobs in the U.S., Lehigh began marketing products for the hospitality industry. These products have non-slip outsoles designed to reduce slips, trips and falls in kitchen environments where floors are often tiled and greasy. Price points for this kind of footwear range from $29.95 to $49.95.
Sales and Distribution
Our products are distributed through three distinct business segments: wholesale, retail and military.
Wholesale
In the U.S., we distribute Rocky Outdoor Gear, Georgia Boot, Durango and Dickies products through a wide range of wholesale distribution channels. As of June 30, 2005, our products were offered for sale at over 10,000 retail locations in the U.S. and Canada.
We sell our products to wholesale accounts in the U.S. through a dedicated in-house sales team of 74 sales employees who carry our branded products exclusively and 49 independent sales representatives who carry our branded products and other non-competing products. Our sales force for Rocky Outdoor Gear is organized around major accounts, including Bass Pro Shops, Cabela’s, Dick’s Sporting Goods and Gander Mountain, and around our target markets: outdoor, work, duty and western. For our Georgia Boot, Durango and Dickies brands, our sales employees are organized around each brand and target a broad range of distribution channels. All of our sales people actively call on their retail customer base to educate them on the quality, comfort, technical features and breadth of our product lines and to ensure that our products are displayed effectively at retail locations.
Our wholesale distribution channels vary by market:

•	Our outdoor products are sold primarily through sporting goods stores, outdoor specialty stores, catalogs and mass merchants.

•	Our work-related products are sold primarily through retail uniform stores, catalogs, farm store chains, specialty safety stores, independent shoe stores and hardware stores. In addition to these retailers, we also market Dickies work-related footwear to select large, national retailers.

•	Our duty products are sold primarily through uniform stores and catalog specialists.

•	Our western products are sold through western stores, work specialty stores, specialty farm and ranch stores and more recently fashion oriented footwear retailers.
Retail
We market products directly to consumers through three retail strategies: mobile and retail stores, outlet stores and our websites.
Mobile and Retail Stores
Lehigh markets branded work footwear, principally through mobile stores, to industrial and hospitality related corporate customers across the U.S. We work closely with our customers to select footwear products best suited for the specific safety needs of their work site and that meet the standards determined by the Occupational Safety & Health Administration or other standards required by our customers. Our customers include large, national companies such as 3M, Abbott Laboratories, Alcoa, Carnival Cruise Lines, Federal Express, IBM, Kodak and Texas Instruments.
Our 78 Lehigh mobile trucks, supported by our 38 small warehouses, are stocked with work footwear, as established by the specific needs of our customers, and typically include our owned brands augmented by branded work footwear from third parties including Dunham, Skechers and Timberland Pro. Prior to a scheduled site visit, Lehigh sales managers consult with our corporate customers to ensure that our trucks are appropriately stocked for their specific needs. Our trucks then perform a site visit where customer employees select work related footwear and apparel. Our corporate customers generally purchase footwear or provide payroll deduction plans for footwear purchases by their employees. We believe that our ability to service work sites across the U.S. allows us to effectively compete for large, national customers who have employees located throughout the U.S.
We also operate 38 mini-stores located in our small warehouses, which are primarily situated in industrial parks. Over time, we intend to improve some of these locations to sites that experience higher foot traffic in order to better utilize our retail square footage and leverage our fixed costs. We also intend to expand the breadth and depth of products sold in these mini-stores to include casual and outdoor footwear and apparel to offer a broader range of products to our consumers. We recently began testing this concept in two stores located in Wisconsin.
Outlet Stores
We operate Rocky Outdoor Gear outlet stores in Nelsonville, Ohio and Edgefield, South Carolina. Our outlet stores primarily sell first quality or discontinued products in addition to a limited amount of factory damaged goods. Related products from other manufacturers are also sold in these stores. Our outlet stores allow us to showcase the breadth of our product lines as well as to cost-effectively sell slow moving inventory. Our outlet stores also provide an opportunity to interact with consumers to better understand their needs.
Websites
We sell our product lines on our websites at www.rockyboots.com, www.georgiaboot.com, www.lehighsafetyshoes.com and www.bootsunlimited.com. We believe that our internet presence allows us to showcase the breadth and depth of our product lines in each of our target markets and enables us to educate our consumers about the unique technical features of our products.
Military
While we are focused on continuing to build our wholesale and retail business, we also actively bid on footwear contracts with the U.S. military, which requires products to be made in the U.S. Our manufacturing facilities in Puerto Rico, a U.S. territory, allow us to competitively bid for such contracts. In February 2005, we were awarded a $21 million order from the U.S. military for production of infantry combat boots. We currently have two outstanding bids on which we are waiting for a response. However, there is no assurance that we will continue to be awarded contracts by the U.S. military.
All of our footwear for the U.S. military is currently branded Rocky. We believe that many U.S. service men and women are active outdoor enthusiasts and may be employed in many of the work and duty markets that we target with our brands. As a result, we believe our sales to the U.S. military serve as an opportunity to reach our target demographic with high quality branded products.
Marketing and Advertising
We believe that our brands have a reputation for high quality, comfort, functionality and durability built through their long history in the markets they serve. To further increase the strength and awareness of our brands, we have developed comprehensive marketing and advertising programs to gain national exposure and expand brand awareness for each of our brands in their target markets.

We have focused the majority of our advertising efforts on consumers. A key component of this strategy includes advertising through targeted national and local cable programs and print publications aimed at audiences which share the demographic profile of our typical customers. For example, we advertise in such print publications as Outdoor Life, American Hunter and BassMaster, on targeted cable broadcasts, including NASCAR, Bass Pro Outdoors, Knight & Hale Ultimate Hunt, North American White Tail and Mossy Oaks Hunting the Country, appearing on such cable channels as The Outdoor Channel, The SPEED Channel, Outdoor Life Network and ESPN. In addition, we promote our products on national radio broadcasts and through event sponsorship. We are a title sponsor of the Professional Bull Riders, which is broadcast on Outdoor Life Network and NBC, and provides significant national exposure for all of our brands. We also sponsor Tony Mendes, an accomplished and well known professional bull rider. Our print advertisements and television commercials emphasize the technical features of our products as well as their high quality, comfort, functionality and durability.
We also support independent dealers by listing their locations in our national print advertisements. In addition to our national advertising campaign, we have developed attractive merchandising displays and store-in-store concept fixturing that are available to our retailers who purchase the breadth of our product lines. We also attend numerous tradeshows, including the World Shoe Association show, the Denver International Western Retailer Market and the Shooting, Hunting, Outdoor Exposition. Tradeshows allow us to showcase our entire product line to retail buyers and have historically been an important source of new accounts.
Product Design and Development
We believe that product innovation is a key competitive advantage for us in each of our markets. Our goal in product design and development is to continue to create and introduce new and innovative footwear and apparel products that combine our standards of quality, functionality and comfort and that meet the changing needs of our retailers and consumers. Our product design and development process is highly collaborative and is typically initiated both internally by our development staff and externally by our retailers and suppliers, whose employees are generally active users of our products and understand the needs of our consumers. Our product design and development personnel, marketing personnel and sales representatives work closely together to identify opportunities for new styles, camouflage patterns, design improvements and newer, more advanced materials. We have a dedicated group of product design and development professionals, some of whom are well recognized experts in the footwear and apparel industries, who continually interact with consumers to better understand their needs and are committed to ensuring our products reflect the most advanced designs, features and materials available in the marketplace.
Manufacturing and Sourcing
We manufacture footwear in facilities that we operate in the Dominican Republic and Puerto Rico, and source footwear, apparel and accessories from third party facilities, primarily in China. We do not have long-term contracts with any of our third party manufacturers. We expect that one of our third party manufacturers in China, with which we have had a relationship for over 20 years, and that has historically accounted for a significant portion of our manufacturing, will represent approximately 20% of our net sales in 2005. We believe that operating our own facilities significantly improves our knowledge of the entire raw material sourcing and manufacturing process enabling us to more efficiently source finished goods from third parties that are of the highest quality and at the lowest cost available. In addition, our Puerto Rican facilities allow us to produce footwear for the U.S. military and other commercial business that requires production by a U.S. manufacturer. Sourcing products from offshore third party facilities generally enables us to lower our costs per unit while maintaining high product quality, as well as limits the capital investment required to establish and maintain company operated manufacturing facilities. We expect that a greater portion of our products will be sourced from third party facilities in the future as a result of our acquisition of EJ Footwear, which sourced all of its products from third parties. Because quality is an important part of our value proposition to our retailers and consumers, we source products from manufacturers who have demonstrated the intent and ability to maintain the high quality that has become associated with our brands.
Quality control is stressed at every stage of the manufacturing process and is monitored by trained quality assurance personnel at each of our manufacturing facilities, including our third party factories. In addition, we utilize a team of procurement, quality control and logistics employees in our China office to visit factories to conduct quality control reviews of raw materials, work in process inventory and finished goods. We also utilize quality control personnel at our finished goods distribution facilities to conduct quality control testing on incoming sourced finished goods and raw materials and inspect random samples from our finished goods inventory from each of our manufacturing facilities to ensure that all items meet our high quality standards.
Our products are distributed in the U.S. and Canada from our finished goods distribution facilities located near Logan, Ohio and Waterloo, Ontario, respectively. With the acquisition of EJ Footwear, our products are also distributed in the U.S. from a third party distribution facility in Tunkhannock, Pennsylvania. Certain of our retailers receive shipments directly from our manufacturing sources, including all of our U.S. military sales which are shipped directly from our manufacturing facilities in Puerto Rico.
Suppliers
We purchase raw materials from sources worldwide. We do not have any long-term supply contracts for the purchase of our raw materials, except for limited blanket orders on leather to protect wholesale selling prices for an extended period of time. The principal raw materials used in the production of our products, in terms of dollar value, are leather, Gore-Tex waterproof breathable fabric, Cordura nylon fabric and soling materials. We believe these materials will continue to be available from our current suppliers. However, in the event these materials are not available from our current suppliers, we believe these products, or similar products, would be available from alternative sources.
Seasonality and Weather
Historically, we experienced significant seasonal fluctuations in our business because we derive a significant portion of our revenues from sales of our outdoor products. Many of our outdoor products are used by consumers in cold or wet weather. As a result, a majority of orders for these products are placed by our retailers in January through April for delivery in July through October. In order to meet demand, we must manufacture and source outdoor footwear year round to be in a position to ship advance orders for these products during the last two quarters of each year. Accordingly, average inventory levels have been highest during the second and third quarters of each year and sales have been highest in the last two quarters of each year. In addition, mild or dry weather conditions historically have had a material adverse effect on sales of our outdoor products, particularly if they occurred in broad geographical areas during late fall or early winter. Since our acquisition of EJ Footwear, we have experienced and we expect that we will continue to experience less seasonality and that our business will be subject to reduced weather risk because we now derive a higher proportion of our sales from work-related footwear products. Generally, work, duty and western footwear is sold year round and is not subject to the same level of seasonality or variation in weather as our outdoor product lines. However, because of seasonal fluctuations and variations in weather conditions from year to year, there is no assurance that the results for any particular interim period will be indicative of results for the full year or for future interim periods.
Backlog
At June 30, 2005, our backlog was $67.0 million, including $15.0 million related to a military contract. Because a substantial portion of our orders are placed by our retailers in January through April for delivery in July through October, our backlog is lowest during the October through December period and peaks during the April through June period. Factors other than seasonality could have a significant impact on our backlog and, therefore, our backlog at any one point in time may not be indicative of future results. Generally, orders may be canceled by retailers prior to shipment without penalty. Our contracts to produce boots for delivery to the U.S. military generally include specific quantities and intervals for shipment.

Patents, Trademarks and Trade Names
We own numerous design and utility patents for footwear, footwear components (such as insoles and outsoles) and outdoor apparel in the U.S. and in foreign countries including Canada, Mexico, China and Taiwan. We own U.S. and certain foreign registrations for the trademarks used in our business, including our marks Rocky, Rocky Outdoor Gear, Georgia Boot, Durango and Lehigh. In addition, we license trademarks, including Dickies and Gore-Tex, in order to market our products. We have an exclusive license through December 31, 2007 to use the Dickies brand for footwear in our target markets. Our license with Dickies may be terminated by Dickies prior to December 31, 2007 if we do not achieve certain minimum net shipments in a particular year. While we have an active program to protect our intellectual property by filing for patents and trademarks, we do not believe that our overall business is materially dependent on any individual patent or trademark. We are not aware of any infringement of our intellectual property rights or that we are infringing any intellectual property rights owned by third parties. Moreover, we are not aware of any material conflicts concerning our marks or our use of marks owned by others.
Competition
We operate in a very competitive environment. Product function, design, comfort, quality, technological and material improvements, brand awareness, timeliness of product delivery and pricing are all important elements of competition in the markets for our products. We believe that the strength of our brands, the quality of our products and our long-term relationships with a broad range of retailers allows us to compete effectively in the footwear and apparel markets that we serve. However, we compete with footwear and apparel companies that have greater financial, marketing, distribution and manufacturing resources than we do. In addition, many of these competitors have strong brand name recognition in the markets they serve.
The footwear and apparel industry is also subject to rapid changes in consumer preferences. Some of our product lines are susceptible to changes in both technical innovation and fashion trends. Therefore, the success of these products and styles are more dependent on our ability to anticipate and respond to changing product, material and design innovations as well as fashion trends and consumer demands in a timely manner. Our inability or failure to do so could adversely affect consumer acceptance of these product lines and styles and could have a material adverse effect on our business, financial condition and results of operations.
Employees
At June 30, 2005, we had approximately 1,900 employees. Approximately 1,250 of our employees work in our manufacturing facilities in the Dominican Republic and Puerto Rico. None of our employees is represented by a union. We believe our relations with our employees are good.
Properties
We own, subject to a mortgage, our 25,000 square foot executive offices that are located in Nelsonville, Ohio, our 41,000 square foot outlet store located in Nelsonville, Ohio and our 192,000 square foot finished goods distribution facility near Logan, Ohio. We lease two manufacturing facilities in Puerto Rico consisting of 44,978 square feet and 39,581 square feet. These leases expire in 2009. In the Dominican Republic, we lease an 82,000 square foot manufacturing facility under a lease expiring in 2009 and lease an additional stand-alone 37,000 square foot building, which is on a month to month basis.
Legal Proceedings
We are, from time to time, a party to litigation which arises in the normal course of our business. Although the ultimate resolution of pending proceedings cannot be determined, in the opinion of management, the resolution of these proceedings in the aggregate will not have a material adverse effect on our financial position, results of operations, or liquidity.

MANAGEMENT
The following table shows information about our executive officers and directors as of the date of this prospectus.

Name	Age	Position	Director Since

Mike Brooks	59	Chairman and Chief Executive Officer	1992
David Sharp	50	President and Chief Operating Officer
James E. McDonald	45	Executive Vice President, Chief Financial Officer and Treasurer
Thomas R. Morrison	58	Senior Vice President – Sales, Wholesale Brands
J. Patrick Campbell	56	Director	2004
Glenn E. Corlett	61	Director	2000
Michael L. Finn	61	Director	2004
G. Courtney Haning	56	Director	2004
Curtis A. Loveland	58	Director	1993
Harley E. Rouda, Jr.	43	Director	2003
James L. Stewart	71	Director	1996
Mike Brooks serves as our Chairman and Chief Executive Officer. Prior to his current role, he served as our Chairman, President and Chief Executive Officer from August 1991 until January 2005. Mr. Brooks is a pattern engineering and shoe design graduate of the Ars Sutoria in Milan, Italy. After employment with U.S. Shoe Corporation and various tanning companies, Mr. Brooks returned to the family shoe business in Nelsonville, Ohio, in 1975, serving first as Manager of Product Development and a national salesman and then, in 1984, becoming President. He has been a director of the American Apparel and Footwear Association (f/k/a Footwear Industries of America) since April 1986 and currently serves on the executive board of that organization.
David Sharp serves as our President and Chief Operating Officer. Prior to his current role, he served as our Executive Vice President and Chief Operating Officer from March 2002 until January 2005. He served as Senior Vice President – Sales and Operations from June 2001 until March 2002, as Vice President of Sales and Marketing from October 2000 until June 2001, and as Vice President of Manufacturing Operations and Marketing from June 2000 until October 2000. Prior to joining us, from September 1994 until October 1999, Mr. Sharp served in various capacities, including Vice President and General Manager, of an operating division of H.H. Brown, Inc., a wholly owned subsidiary of Berkshire-Hathaway, Inc., engaged in the footwear business. Mr. Sharp also has held various senior sales and marketing positions at Acme Boot Co., Inc. and Converse, Inc. from June 1991 until September 1994.
James E. McDonald serves as our Executive Vice President, Chief Financial Officer and Treasurer. Prior to his current role, he served as our Vice President and Chief Financial Officer from June 2001 until January 2005. Prior to joining us, from July 1996 until June 2001, Mr. McDonald served as Chief Financial Officer for two operating divisions of H.H. Brown, Inc., a wholly owned subsidiary of Berkshire-Hathaway, Inc., engaged in the footwear business. Mr. McDonald also served as Controller of Wright’s Knitwear Corporation, a privately held manufacturer of apparel.
Thomas R. Morrison serves as our Senior Vice President – Wholesale Brands. Prior to his current role, he served as President of Georgia Boot LLC from July 1986 until we acquired EJ Footwear in January 2005.

J. Patrick Campbell has been self-employed serving as a consultant to various corporations and the financial services industry since January 2001. Most recently, from January 2004 until February 2005, Mr. Campbell served as Chief of Technology and Operations for the American Stock Exchange. From January 1997 until December 2001, Mr. Campbell held various executive positions at The Nasdaq Stock Market, including President, Nasdaq U.S. Markets, and Chief Operating Officer and Chairman, Nasdaq Investment Products. Prior to joining Nasdaq, Mr. Campbell was employed by The Ohio Company, a privately held investment bank from 1971 to 1996 as Senior Executive Vice President, and he was a member of the board of directors from 1991 to 1996. Mr. Campbell serves on the board of Metastorm Inc. and as Chairman of the Board of Digital Focus, Inc., both privately held companies.
Glenn E. Corlett has been Dean and Professor of Accounting at the College of Business at Ohio University, Athens, Ohio, since July 1997. From 1993 to 1996, Mr. Corlett was Executive Vice President and Chief Operating Officer of N.W. Ayer & Partners, an international advertising agency headquartered in New York, New York. Mr. Corlett also served as Chief Financial Officer of N.W. Ayer & Partners from 1990 to 1995. Prior to joining N.W. Ayer & Partners, Mr. Corlett had a long history with Price Waterhouse where he was partner-in-charge for mergers and acquisitions in New York from 1988 to 1990; tax partner-in-charge in Denver from 1984 to 1988 and in Cleveland from 1979 to 1984; and held partner and staff positions from 1971 to 1979. Mr. Corlett also serves on the Board of directors of Pubco Corp., a company with a printer supplies business and a construction products business, and Preformed Line Products Company, an international designer and manufacturer of products and systems employed in the construction and maintenance of overhead and underground networks for energy, communications and broadband network companies.
Michael L. Finn has served as President of Central Power Systems, a wholesale distributor in Columbus, Ohio, since 1985, and President of Chesapeake Realty Co., a real estate development and management company in Columbus, Ohio, since 1970.
G. Courtney Haning has served as Chairman, President and Chief Executive Officer of Peoples National Bank, a community bank in New Lexington, Ohio, since January 1991.
Curtis A. Loveland has served as our Secretary since October 1992. Mr. Loveland has practiced law for 32 years and has been a partner in the law firm of Porter, Wright, Morris & Arthur LLP in Columbus, Ohio since 1979. Mr. Loveland also serves on the board of directors of Applied Innovation Inc., a telecommunications products manufacturer.
Harley E. Rouda, Jr. has served as Chief Executive Officer and General Counsel of Real Living, Inc., an independently-owned residential real estate firm headquartered in Columbus, Ohio, since February 2002. He has also served as Chief Executive Officer and General Counsel of HER Realtors, a Columbus based real estate firm, since May 1999 and May 1997, respectively. Prior to serving as Chief Executive Officer, Mr. Rouda served as President of HER Realtors from May 1996 until May 1999.
James L. Stewart serves as the proprietor of Rising Wolf Ranch, Inc., East Glacier, Montana, a summer resort and a winter rehabilitation center for teenage boys involved with drug abuse. Mr. Stewart also consults for various retail and catalog companies. Between 1984 and 1991, Mr. Stewart served as the President and Chief Executive Officer of Dunns Inc. and as the Vice President and General Manager of Gander Mountain Inc. Before that time, he served with Sears Roebuck & Co. for 28 years.

CERTAIN TRANSACTIONS
During 2004, we leased our 41,000 square foot manufacturing facility in Nelsonville, Ohio from the William Brooks Real Estate Company, 25% of which is owned by Mike Brooks. We purchased the manufacturing facility from William Brooks Real Estate Company in January 2005 for $505,000.
Mr. Loveland, one of our directors, is a partner in the law firm of Porter, Wright, Morris & Arthur LLP, which provides legal services to us.
During 2004, we employed certain members of Mr. Brooks’ immediate family. Jason Brooks, Mr. Brooks’ son, served as our Vice President of Sales, Field Accounts, Stuart Brooks, Mr. Brooks’ brother, served as our Vice President of Sales, Work and Duty, and Mark Pitts, Mr. Brooks’ son-in-law, served as our Vice President of Sales, Key Accounts and each received base salaries and bonuses of $153,600, $156,800, and $175,360, respectively, in 2004. Additionally, Jay Brooks, Mr. Brooks’ brother, served as an independent contractor to us and was paid a total of $88,637 in 2004.
We believe that all terms of the transactions and existing arrangements set forth above are no less favorable to us than similar transactions and arrangements that might have been entered into with unrelated parties.
In January 2005, we acquired all of the equity in EJ Footwear from SILLC Holdings LLC. The total purchase price for the equity, including a closing date working capital adjustment, was $91.3 million in cash plus 484,261 shares of our common stock valued at $11.5 million at closing (valued at $10 million in the definitive agreement). As a result, SILLC became a beneficial owner of more than 5% of our outstanding common stock.

PRINCIPAL AND SELLING SHAREHOLDERS
The following table sets forth certain information with respect to the beneficial ownership of our common stock (1) as of September 14, 2005, and (2) as adjusted to reflect the sale of shares in this offering, by:

•	our directors;

•	each of our three most highly compensated executive officers for 2004;

•	all of our executive officers and directors as a group;

•	each shareholder known by us to be the beneficial owner of more than 5% of our common stock; and

•	each selling shareholder.
The number of shares of our common stock beneficially owned by a person includes shares of common stock issuable with respect to options held by that person that are exercisable on or within 60 days after September 14, 2005. We have calculated the percentage of our common stock beneficially owned by a person assuming that the person has exercised all of these options and that no other persons exercised any options.

		Prior to this Offering			Subsequent to this Offering

		Total Beneficial		Shares Being Sold	Total Beneficial
Name	Position with the Company	Ownership(1)(2)	Percent	in this Offering	Ownership(1)(2)	Percent

Mike Brooks	Chairman and Chief Executive Officer	404,240	7.51%	115,739	288,501	3.91%
David Sharp	President and Chief Operating Officer	56,500	1.07%	—	56,500	*
James E. McDonald	Executive Vice President, Chief Financial Officer and Treasurer	46,450	*	—	46,450	*
J. Patrick Campbell	Director	3,455	*	—	3,455	*
Glenn E. Corlett	Director	19,422	*	—	19,422	*
Michael L. Finn	Director	732	*	—	732	*
G. Courtney Haning	Director	732	*	—	732	*
Curtis A. Loveland	Director	66,922	1.26%	—	66,922	*
Harley E. Rouda, Jr.	Director	6,511	*	—	6,511	*
James L. Stewart	Director	13,281	*	—	13,281	*
All executive officers and directors as a group (11 persons)		618,245	11.3%	115,739	502,506	6.73%
SILLC Holdings LLC		484,261	9.15%	484,261	—	*

*	Less than 1.0%.

(1)	Unless otherwise noted, each person has sole voting and dispositive power with respect to all shares of common stock beneficially owned.

(2)	Includes shares issuable upon the exercise of outstanding stock options that are exercisable on or within 60 days after September 14, 2005 as follows:

•	92,250 shares for Mr. Brooks;

•	16,500 shares for Mr. Sharp;

•	27,500 shares for Mr. McDonald;

•	12,500 shares for Mr. Corlett;

•	15,000 shares for Mr. Loveland;

•	5,000 shares for Mr. Rouda;

•	5,000 shares for Mr. Stewart; and

•	173,750 shares for all directors and executive officers as a group.

DESCRIPTION OF CAPITAL STOCK
The following description of our capital stock is only a summary and is subject to the provisions of our articles of incorporation and code of regulations, which are included as exhibits to the registration statement of which this prospectus forms a part, and provisions of applicable law.
Our articles of incorporation authorize our board of directors to issue 10,000,000 shares of common stock, without par value, and 500,000 shares of preferred stock, without par value, of which 250,000 shares are voting preferred stock and 250,000 shares are non-voting preferred stock.
Common Stock
The holders of common stock are entitled to one vote for each share held of record on all matters submitted to be voted upon. Shareholders are not entitled to cumulate votes for the election of directors. Common shareholders are entitled to share ratably in any dividends that may be declared by the board of directors out of funds legally available therefor. Holders of common stock do not have preemptive, redemption, conversion or other preferential rights and, upon the liquidation, dissolution or winding up of our company, are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference, if any, which may be granted to the holders of preferred stock. All shares outstanding before this offering are, and the shares to be issued in this offering will be, validly issued, fully paid and non-assessable. The rights, preferences and privileges of holders of common stock are subject to the rights, preferences and privileges of holders of any classes or series of preferred stock that we may issue in the future. As of September 14, 2005, 5,293,595 shares of common stock were outstanding.
Preferred Stock
Our articles of incorporation authorize our board of directors to issue, without further action by the holders of our common stock, up to 500,000 shares of preferred stock, of which 250,000 shares are voting preferred stock and 250,000 shares are non-voting preferred stock, in one or more series and to fix any preferences, conversion and other rights, voting powers, restrictions, limitations, qualifications and terms and conditions of redemption as are provided in resolutions adopted by the board. The issuance of preferred stock could have an adverse effect on the rights of holders of common stock. For example, any preferred stock may rank senior to the common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. In addition, any preferred stock may have class or series voting rights. Holders of preferred stock have no preemptive or other rights to subscribe for additional shares.
Classified Board of Directors; Election of Directors
Our code of regulations provides that our board of directors shall consist of up to 15 members. Our board is divided into two classes, with staggered terms of two years each. Each year the term of one class expires. As a result, approximately one-half of the directors are elected at each annual meeting of shareholders. This can delay the ability of a significant shareholder or group of shareholders to gain control of our board of directors.
Our code of regulations provides that the number of directors cannot be fewer than three nor more than 15; any change in the number of directors cannot have the effect of shortening the term of any incumbent director; and no action may be taken to increase the number of directors unless at least two-thirds of the directors then in office concur in such action. Consistent with the adoption of a classified board, our code of regulations precludes the removal of an incumbent director unless such removal is for cause. This will prevent a shareholder or group of shareholders from removing incumbent directors and simultaneously gaining control of the board by filling the vacancies created by removals with their own nominees. Vacancies on our board of directors may be filled by the remaining directors and, in cases where a director has been removed for cause, by the shareholders. These provisions may only be repealed or amended with the affirmative vote of the holders of two-thirds of the shares entitled to vote on the proposal. Otherwise, our code of regulations may be amended with the affirmative vote of the holders of a majority of the shares entitled to vote on the proposal.

Our code of regulations requires that notice in writing of proposed shareholder nominations for the election of directors be given to our secretary prior to the meeting. The notice must contain certain information about the non-incumbent nominee, including name, age, business and residence addresses, principal occupation, the class and number of our shares beneficially owned by the nominee and such other information as would be required to be included in a proxy statement soliciting proxies for election of the nominee, as well as certain information about the nominating shareholder. We may require any nominee to furnish other information reasonably required by us to determine the nominee’s eligibility to serve as a director. If the presiding officer of any shareholders meeting determines that a person was not nominated in accordance with the foregoing procedures, the person shall not be eligible for election as a director.
In addition, our code of regulations requires that notice in writing from any shareholder who proposes to bring business before any meeting of shareholders must be timely given to our secretary prior to the meeting. The notice must contain certain information, including a brief description of the business proposed to be brought before the meeting, the reasons for conducting this business at the meeting, the class and number of our shares beneficially owned by the shareholder and any supporting shareholders and any material interest of the proposing shareholder in the business so proposed. If the presiding officer of any shareholders meeting determines that any business was not properly brought before the meeting in accordance with the foregoing procedures, the business will not be conducted at the meeting. Nothing in our code of regulations precludes discussion by any shareholder of any business properly brought before the meeting in accordance with these procedures.
To be timely, shareholder notice of a nomination for election of a director or to bring business before any shareholders meeting must be received by us not less than 30 days nor more than 60 days prior to the meeting (or, if fewer than 40 days’ notice or prior public disclosure of the meeting date is given or made to shareholders, not later than the tenth day following the day of mailing notice of the meeting or public disclosure of the mailing).
Shareholder Rights Plan
We adopted a shareholder rights plan in 1997 under a shareholder rights agreement intended to protect shareholders against unsolicited attempts to acquire control of our company that do not offer what our board of directors believes to be an adequate price to all shareholders or that our board of directors otherwise opposes. As part of the plan, our board of directors declared a dividend that resulted in the issuance of one preferred stock purchase right for each outstanding share of our common stock. Unless extended, the preferred share purchase rights expire on November 5, 2007. If a bidder proceeds with an unsolicited attempt to purchase our stock and acquires 20% or more (or announces its intention to acquire 20% or more) of our outstanding stock, and the board of directors does not redeem the preferred stock purchase rights, the rights will become exercisable at a price that significantly dilutes the interest of the bidder in our common stock.
Provisions Relating to Acquisitions and Mergers
Under our articles of incorporation, we have elected not to be covered by the Ohio Control Share Acquisition Act, known as the Control Act. The Control Act requires the prior approval of shareholders for transfers of corporate control that occur in the open market, including tender offers, or that are privately negotiated.
Under our articles of incorporation, the affirmative vote of the holders of two-thirds of the shares entitled to vote is required for the approval or authorization of any (1) merger or consolidation of our company with or into any other corporation, or (2) sale, lease, exchange or other disposition of all or substantially all of our assets to or with any other corporation, person or other entity, unless two-thirds of our directors have approved the transaction.
Our articles of incorporation further provide that it is a proper corporate purpose, reasonably calculated to benefit shareholders, for our board of directors to base our response to any acquisition proposal, as defined in our articles of incorporation, on our board’s evaluation of what is in our best interests. This evaluation will include consideration of the best interests of our shareholders, including the relationship of the consideration offered in the acquisition proposal to the then-current market price of our stock, our current value in a freely negotiated transaction and the estimate of our future value as an independent entity; the business and financial conditions and earnings prospects of the acquiring person or persons; the competence, experience and integrity of the acquiring person or persons and its or their management; and such other factors as our board of directors deems relevant, including the social, legal and economic effects of the acquisition proposal upon employees, suppliers, customers and our business. An acquisition proposal means any proposal for a tender offer or exchange offer for any of our equity securities, any proposal to merge or consolidate us with another corporation, or any proposal to purchase or otherwise acquire all or substantially all of our properties and assets.
Our articles of incorporation explicitly provide that the provisions of Chapter 1704 of the Ohio Revised Code apply to us. Section 1704 generally prevents an issuing public corporation (generally defined as an Ohio corporation with 50 or more shareholders that has its principal place of business, its principal offices, assets with substantial value, or a substantial percentage of its assets in Ohio) from entering into certain business combinations with an interested shareholder (generally defined as any person or entity that can vote, or direct the voting of, 10% or more of the issuing public corporation’s stock) or its affiliates for a period of three years after the date of the transaction in which the person became an interested shareholder, unless prior to this transaction (1) the directors have approved the Section 1704 business combination or (2) the directors have approved this transaction. Section 1704 provides further that a corporation may, in its articles of incorporation or code of regulations, elect not to be governed by Section 1704. We have not made this election.
These provisions relating to acquisitions, mergers and combinations may only be amended by the affirmative vote of the holders of two-thirds of the shares entitled to vote on the proposal. Otherwise, our articles of incorporation may be amended by the affirmative vote of the holders of a majority of the shares entitled to vote on the proposal.
Limitation of Director Liability and Indemnification Agreements
Under the Ohio General Corporation Law, a director’s liability to us or our shareholders for damages is limited to only those situations where it is proven by clear and convincing evidence that his act or failure to act was undertaken with deliberate intent to cause injury to us or undertaken with reckless disregard for our best interests and those situations involving unlawful loans, asset distributions, dividend payments or share repurchases. As a result, shareholders may be unable to recover monetary damages against directors for actions that constitute gross negligence or that are in violation of their fiduciary duties, although it may be possible to obtain injunctive or other equitable relief with respect to such actions. If equitable remedies are found not to be available to shareholders for any particular case, shareholders may not have any effective remedy against the challenged conduct.
Our articles of incorporation provide that indemnification may be granted to directors, officers and certain other persons serving (or having served) as a director or officer of our company or any other company or enterprise at our request against all expenses (including attorneys’ fees), judgments, fines and settlement amounts, paid or incurred by them in any action or proceeding, on account of their service as a director or officer of our company or any other company or enterprise when serving at our request, to the fullest extent permitted by law.
We also entered into indemnification agreements with each director and executive officer, including the directors who are also our employees, to confirm and expand our obligation to indemnify these persons. These indemnification agreements (1) confirm the indemnity provided to them by our articles of incorporation and give them assurances that this indemnity will continue to be provided despite future changes in our articles of incorporation, and (2) provide that, in addition, the directors and officers shall be indemnified to the fullest possible extent permitted by law against all expenses (including attorneys’ fees) judgments, fines and settlement amounts, paid or incurred by them in any action or proceeding, including any action by or in the right of our company, on account of their service as a director or officer of our company or as a director or officer of any of our subsidiaries or as a director or officer of any other company or enterprise when they are serving in such capacities at our request.
No indemnity will be provided under the indemnification agreements to any director or officer on account of conduct that is adjudged to have been undertaken with deliberate intent to cause injury to us or undertaken with reckless disregard for our best interests. In addition, the indemnification agreements provide that no indemnification will be permitted if a final court adjudication shall determine that the indemnification is not lawful, or in respect of any suit in which judgment is rendered against a director or officer for an accounting of profits made from a purchase or sale of our securities in violation of Section 16(b) of the Securities Exchange Act of 1934 or of any similar statutory law, or on account of any remuneration paid to a director or officer that is adjudicated to have been paid in violation of law. Except as so limited, indemnification of directors and officers will be permitted under the indemnification agreements to the fullest extent permitted by law.
We believe that these indemnification provisions are essential to attracting and retaining qualified persons as officers and directors. We have obtained directors’ and officers’ insurance.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is Computershare Investor Services LLC located in Chicago, Illinois.

UNDERWRITING
The underwriters named below have agreed to buy, subject to the terms of the purchase agreement, the number of shares listed opposite their names below. The underwriters are committed to purchase and pay for all of the shares if any are purchased.
Piper Jaffray & Co. is acting as representative of the underwriters named below. Subject to the terms and conditions in the underwriting agreement among us, the selling shareholders and the underwriters, each underwriter named below has agreed to purchase from us and the selling shareholders the respective number of shares of common stock shown opposite its name below.

Underwriters	Number of Shares

Piper Jaffray & Co.
Wachovia Capital Markets, LLC
BB&T Capital Markets, a division of Scott & Stringfellow, Inc.
D.A. Davidson & Co.
Ryan Beck & Co., Inc.

Total	2,600,000

The underwriters have advised us and the selling shareholders that they propose to offer the shares to the public at $           per share. The underwriters propose to offer the shares to certain dealers at the same price less a concession of not more than $           per share. The underwriters may allow and the dealers may reallow a concession of not more than $           per share on sales to certain other brokers and dealers. After the offering, these figures may be changed by the underwriters.
We have granted to the underwriters an option to purchase up to an additional 390,000 shares of common stock from us at the same price to the public, and with the same underwriting discount, as set forth on the cover hereof. The underwriters may exercise this option any time during the 30-day period after the date of this prospectus, but only to cover over-allotments, if any. To the extent the underwriters exercise the option, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares as it was obligated to purchase under the purchase agreement.
The following table shows the underwriting fees to be paid to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the over-allotment option.

	No Exercise	Full Exercise

Per share	$	$
Total	$	$
We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.
We, our directors and executive officers and the selling shareholders have agreed that we will not offer for sale, sell, contract to sell, pledge, grant any option for the sale of, swap, hedge or otherwise dispose of, directly or indirectly, or, in the case of the company, file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any other swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions is to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction or other arrangement, without, in each case, the prior written consent of Piper Jaffray, for a period of 90 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable. The restrictions described in the immediately preceding paragraph do not apply to the sale of shares to the underwriters; any securities acquired in the open market; and the transfer of securities to a family member or trust; provided that the transferee must agree to be bound in writing by the terms of the lock-up agreement prior to the transfer.
To facilitate the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock during and after the offering. Specifically, the underwriters may over-allot or otherwise create a short position in the common stock for their own account by selling more shares of common stock than have been sold to them by us. The underwriters may elect to cover any such short position by purchasing shares of common stock in the open market or by exercising the over-allotment option granted to the underwriters. In addition, the underwriters may stabilize or maintain the price of the common stock by bidding for or purchasing shares of common stock in the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if shares of common stock previously distributed in the offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the common stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the common stock to the extent that it discourages resales of the common stock. The magnitude or effect of any stabilization or other transaction is uncertain. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time. In connection with this offering, some underwriters and selling shareholders may also engage in passive market making transactions in the common stock on the Nasdaq National Market. Passive market making consists of displaying bids on the Nasdaq National Market limited by the prices of independent market makers and effecting purchases limited by those prices in response to order flow. Rule 103 of Regulation M promulgated by the SEC limits the amount of net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of the common stock at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.
Some of the underwriters or their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions.
LEGAL MATTERS
The validity of the common stock offered hereby is being passed upon for us and the selling shareholders by Porter, Wright, Morris & Arthur LLP, Columbus, Ohio. Curtis A. Loveland, a partner in Porter, Wright, Morris & Arthur LLP, is our secretary and a director and beneficially owns an aggregate of 66,922 shares of our common stock consisting of a combination of stock and options exercisable within 60 days after September 14, 2005. Certain legal matters will be passed upon for the underwriters by Faegre & Benson LLP, Minneapolis, Minnesota.
EXPERTS
The consolidated financial statements as of December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, included in this prospectus and the consolidated financial statements from which the Summary Consolidated Financial Data and Selected Consolidated Financial Data included in this prospectus have been derived have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the registration statement. Such consolidated financial statements, Summary Consolidated Financial Data and Selected Consolidated Financial Data have been included herein and elsewhere in the Registration Statement in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. The consolidated financial statements as of December 31, 2002, 2001, 2000 and for the years ended December 31, 2001 and 2000 from which the Summary Consolidated Financial Data and Selected Consolidated Financial Data included in this prospectus have been derived have been audited by Deloitte & Touche LLP, an independent registered public accounting firm.
The financial statement schedule for each of the three years in the period ended December 31, 2004 and management’s report on the effectiveness of internal control over financial reporting as of December 31, 2004 incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2004 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
We file annual, quarterly and current reports, proxy statements and other information with the Commission. Our Commission filings are available to the public over the Internet at the Commission’s web site at http://www.sec.gov. You may also read and copy any document we file with the Commission at its public reference facilities at 100 F Street, N.E., Washington, DC 20549. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the Commission at 100 F Street, N.E., Washington, DC 20549. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our Commission filings are also available at the office of the Nasdaq Stock Market, One Liberty Place, 165 Broadway, New York, New York 10006. For further information on obtaining copies of our public filings at the Nasdaq Stock Market, you should call 212-656-5060.
We incorporate by reference into this prospectus the information we file with the Commission, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus and information that we file with the Commission will automatically update this prospectus. We incorporate by reference the documents listed below and any filings we make with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after initial filing of the registration statement that contained this prospectus and prior to the time that we sell all the securities offered by this prospectus:

•	our Annual Report on Form 10-K (except for Items 1, 7 and 8) for the year ended December 31, 2004 (filed March 16, 2005), as amended by our Annual Report on Form 10-K/ A for the year ended December 31, 2004 (filed April 7, 2005);

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 (filed May 10, 2005), as amended by our Quarterly Report on Form 10-Q/ A for the quarter ended March 31, 2005 (filed September 13, 2005), and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 (filed August 9, 2005);

•	our Proxy Statement for our 2005 Annual Meeting of Shareholders held on May 17, 2005 (filed April 15, 2005);

•	our Current Report on Form 8-K dated as of January 3, 2005 (filed January 7, 2005), our Current Report on Form 8-K dated as of January 6, 2005 (filed January 12, 2005), as amended by our Current Report on Form 8-K/A (filed March 24, 2005), our Current Report on Form 8-K dated as of January 12, 2005 (filed January 18, 2005), our Current Report on Form 8-K dated as of January 19, 2005 (filed January 21, 2005), our Current Report on Form 8-K dated as of January 21, 2005 (filed January 27, 2005), our Current Report on

Form 8-K (as to Item 8.01 only) dated as of February 16, 2005 (filed February 16, 2005), our Current Report on Form 8-K dated as of March 3, 2005 (filed March 8, 2005), and our Current Report on Form 8-K dated as of May 27, 2005 (filed June 2, 2005);

•	the description of our common stock contained in our registration statement on Form 8-A filed with the Commission on December 22, 1992 including any amendment or report filed for the purpose of updating this description; and

•	the description of the preferred stock purchase rights associated with our common stock, contained in our registration statement on Form 8-A filed with the SEC on November 5, 1997, as amended on December 9, 2004, including any amendment or report filed for the purpose of updating this description.

Information furnished by us in Current Reports on Form 8-K under Items 2.02 and 9.01 is expressly not incorporated by reference in this prospectus.
You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is expressly incorporated by reference into that filing) at no cost, by writing to or telephoning us at the following address:
Rocky Shoes & Boots, Inc.
39 East Canal Street
Nelsonville, Ohio 45764
(740) 753-1951
Attention: James E. McDonald, Chief Financial Officer

ROCKY SHOES & BOOTS, INC.
AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of
Rocky Shoes & Boots, Inc.:
We have audited the accompanying consolidated balance sheets of Rocky Shoes & Boots, Inc. and subsidiaries (the “Company”) as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Rocky Shoes & Boots, Inc. and subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2004, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 15, 2005, included in the Company’s 2004 Annual Report on Form 10-K and not included herein, expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ Deloitte & Touche LLP
Columbus, Ohio
March 15, 2005 (September 14, 2005, as to Note 16)

ROCKY SHOES & BOOTS, INC.
AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,

	2004	2003

Current assets:
Cash and cash equivalents	$5,060,859	$2,159,050
Accounts receivable — trade, net	27,182,198	19,532,287
Other receivables	1,114,959	830,131
Inventories	32,959,124	38,068,187
Deferred income taxes — current	230,151	959,810
Income tax receivable	2,264,531
Other current assets	588,618	1,045,238

Total current assets	69,400,440	62,594,703
Fixed assets, at cost:
Property, plant and equipment	52,732,896	46,790,708
Less accumulated depreciation	(32,553,410)	(29,180,470)

Total fixed assets — net	20,179,486	17,610,238
Deferred pension asset	1,347,824	1,499,524
Goodwill	1,557,861	1,557,861
Other assets	4,220,043	2,912,510

Total assets	$96,705,654	$86,174,836

ROCKY SHOES & BOOTS, INC.
AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,

	2004	2003

Current liabilities:
Accounts payable	$4,349,248	$2,810,161
Current maturities — long-term debt	6,492,020	503,934
Accrued expenses:
Income taxes		1,929,808
Taxes — other	422,692	372,432
Salaries and wages	1,295,722	1,885,896
Plant closing costs		195,500
Co-op advertising	263,000	402,000
Interest	82,904	65,796
Building purchase obligation-related party	505,000
Other	377,804	219,138

Total current liabilities	13,788,390	8,384,665
Long-term debt — Less current maturities	10,044,544	17,514,994
Deferred liabilities:
Compensation	206,913	166,641
Pension	89,195	1,460,952
Income Taxes	1,205,814	262,907

Total deferred liabilities	1,501,922	1,890,500

Total liabilities	25,334,856	27,790,159
Commitments and contingencies
Shareholders’ equity:
Preferred stock, Series A, no par value, $.06 stated value; none outstanding 2004 and 2003
Common stock, no par value; 10,000,000 shares authorized; outstanding 2004 — 4,694,670 and 2003 — 4,360,400	38,399,114	34,880,199
Accumulated other comprehensive loss	(1,077,586)	(1,950,400)
Retained earnings	34,049,270	25,454,878

Total shareholders’ equity	71,370,798	58,384,677

Total liabilities and shareholders’ equity	$96,705,654	$86,174,836

See notes to consolidated financial statements.

ROCKY SHOES & BOOTS, INC.
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,

	2004	2003	2002

Net sales	$132,248,963	$106,164,753	$88,958,721
Cost of goods sold	93,606,600	73,383,128	65,528,213

Gross margin	38,642,363	32,781,625	23,430,508
Selling, general and administrative expenses	25,617,944	23,278,449	18,661,730

Income from operations	13,024,419	9,503,176	4,768,778
Other income and (expenses):
Interest expense	(1,335,100)	(1,378,131)	(1,404,496)
Other — net	381,073	348,448	432,018

Total other — net	(954,027)	(1,029,683)	(972,478)

Income before income taxes	12,070,392	8,473,493	3,796,300
Income tax expense	3,476,000	2,434,250	953,000

Net income	$8,594,392	$6,039,243	$2,843,300

Net income per common share:
Basic	$1.89	$1.44	$0.63

Diluted	$1.74	$1.32	$0.62

Weighted average common shares outstanding:
Basic	4,557,283	4,189,794	4,499,741

Diluted	4,953,529	4,560,763	4,590,095

See notes to consolidated financial statements.

ROCKY SHOES & BOOTS, INC.
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Common Stock		Accumulated
			Other		Total
	Shares		Comprehensive	Retained	Shareholders’
	Outstanding	Amount	Loss	Earnings	Equity

Balance — December 31, 2001	4,492,215	$35,302,159	$(831,161)	$16,572,335	$51,043,333
Year ended December 31, 2002:
Net income				2,843,300	2,843,300
Minimum pension liability, net of tax benefit of $575,784			(1,480,588)		(1,480,588)

Comprehensive income					1,362,712
Treasury stock purchased and retired	(16,400)	(84,540)			(84,540)
Stock options exercised	13,250	71,419			71,419

Balance — December 31, 2002	4,489,065	35,289,038	(2,311,749)	19,415,635	52,392,924
Year ended December 31, 2003:
Net income				6,039,243	6,039,243
Minimum pension liability, net of tax effect of $154,864			361,349		361,349

Comprehensive income					6,400,592
Treasury stock purchased and retired	(483,533)	(3,106,156)			(3,106,156)
Stock issued and options exercised including related tax benefits	354,868	2,697,317			2,697,317

Balance — December 31, 2003	4,360,400	34,880,199	(1,950,400)	25,454,878	58,384,677
Year ended December 31, 2004:
Net income				8,594,392	8,594,392
Minimum pension liability, net of tax effect of $356,501			872,814		872,814

Comprehensive income					9,467,206
Stock issued and options exercised including related tax benefits	334,270	3,518,915			3,518,915

Balance — December 31, 2004	4,694,670	$38,399,114	$(1,077,586)	$34,049,270	$71,370,798

See notes to consolidated financial statements.

ROCKY SHOES & BOOTS, INC.
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,

	2004	2003	2002

Cash flows from operating activities:
Net income	$8,594,392	$6,039,243	$2,843,300
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,407,790	3,556,544	4,032,442
Deferred income taxes	1,316,065	(113,761)	749,171
Tax benefit related to stock options	1,205,300	150,000
Deferred compensation and pension — net	49,530	775,166	(1,637,689)
(Gain) loss on sale of fixed assets	2,220	5,943	(15,904)
Stock issued as directors’ compensation	66,885	60,000
Change in assets and liabilities:
Receivables	(7,934,739)	(3,906,086)	860,266
Inventories	5,109,063	(12,846,128)	4,531,675
Income taxes receivable	(2,264,531)
Other current assets	456,620	221,859	(213,905)
Other assets	(1,333,747)	95,672	321,088
Accounts payable	1,557,084	1,216,130	85,479
Accrued expenses	(2,628,448)	3,183,675	(1,471,619)

Net cash provided by (used in) operating activities	7,603,484	(1,561,743)	10,084,304

Cash flows from investing activities:
Purchase of fixed assets	(5,466,041)	(2,154,829)	(2,338,388)
Acquisition of business		(4,880,468)
Proceeds from sale of fixed assets		53,829	59,609

Net cash used in investing activities	(5,466,041)	(6,981,468)	(2,278,779)

Cash flows from financing activities:
Proceeds from long-term debt	127,659,452	123,166,498	87,589,294
Payments on long-term debt	(129,141,816)	(116,122,120)	(94,059,911)
Purchase of treasury stock		(3,106,156)	(84,540)
Proceeds from exercise of stock options	2,246,730	2,487,317	71,419

Net cash provided by (used in) financing activities	764,366	6,425,539	(6,483,738)

Increase (decrease) in cash and cash equivalents	2,901,809	(2,117,672)	1,321,787
Cash and cash equivalents — Beginning of year	2,159,050	4,276,722	2,954,935

Cash and cash equivalents — End of year	$5,060,859	$2,159,050	$4,276,722

See notes to consolidated financial statements.

ROCKY SHOES & BOOTS, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Principles of Consolidation — The accompanying consolidated financial statements include the accounts of Rocky Shoes & Boots, Inc. (“Rocky Inc.”) and its wholly-owned subsidiaries, Lifestyle Footwear, Inc. (“Lifestyle”), Five Star Enterprises Ltd. (“Five Star”) and Rocky Canada, Inc. (Rocky Canada), collectively referred to as the “Company.” All significant intercompany transactions have been eliminated.
Business Activity — The Company designs, manufactures, and markets high quality men’s and women’s footwear, gloves and related outdoor apparel primarily under the registered trademarks, ROCKY® and GATES®. The Company maintains a nationwide network of Company sales representatives who sell the Company’s products primarily through independent shoe, sporting goods, specialty, uniform stores and catalogs, and through mass merchandisers throughout the United States. The Company had one customer, which represented sales of military footwear under a subcontracting agreement, which accounted for 14% of consolidated net sales in 2004 and did not have any customers that accounted for more than 10% of consolidated net sales in 2003 and 2002.
Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Cash and Cash Equivalents — The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. The Company’s cash and cash equivalents are primarily held in four banks.
Trade Receivables — Trade receivables are presented net of the related allowance for uncollectible accounts of approximately $715,000 and $620,000 at December 31, 2004 and 2003, respectively.
Concentration of Credit Risk — The Company has significant transactions with a large number of customers. Accounts receivable from one customer, which represented sales of military footwear under a subcontracting agreement, represented 11.5% of the Company’s total accounts receivable-trade balance as of December 31, 2004. No customer represented 10% of the Company’s total accounts receivable-trade balance as of December 31, 2003. The Company’s exposure to credit risk is impacted by the economic climate affecting its industry. The Company manages this risk by performing ongoing credit evaluations of its customers and maintains reserves for potential uncollectible accounts.
Supplier and Labor Concentrations — The Company purchases raw materials from a number of domestic and foreign sources. The Company currently buys the majority of its waterproof fabric, a component used in a significant portion of the Company’s shoes and boots, from one supplier (GORE-TEX®). The Company has had a relationship with this supplier for over 20 years and has no reason to believe that such relationship will not continue.
A significant portion of the Company’s shoes and boots are produced in the Company’s Dominican Republic operations. The Company has conducted operations in the Dominican Republic since 1987 and is not aware of any governmental or economic restrictions that would alter its current operations.
The Company sources a significant portion of its footwear, apparel and gloves from manufacturers in the Far East, primarily China. The Company has had sourcing operations in China since 1993 and is not aware of any governmental or economic restrictions that would alter its current sourcing operations.

ROCKY SHOES & BOOTS, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Inventories — Inventories are valued at the lower of cost, determined on a first-in, first-out (FIFO) basis, or market. Reserves are established for inventories when the net realizable value (NRV) is deemed to be less than its cost based on management’s periodic estimates of NRV.
Fixed Assets — The Company records fixed assets at historical cost and generally utilizes the straight-line method of computing depreciation for financial reporting purposes over the estimated useful lives of the assets as follows:

Years

Building and improvements	5-40
Machinery and equipment	3-8
Furniture and fixtures	3-8
Lasts, dies, and patterns	3
For income tax purposes, the Company generally computes depreciation utilizing accelerated methods.
Licensing Rights — On January 4, 2002, the Company re-acquired the licensing rights to ROCKY® Kids for approximately $500,000. Additional payments of approximately $30,000, which were conditional on sales in excess of a predetermined amount, were paid during 2003 completing the transaction. The rights to ROCKY® Kids were purchased from Philip’s Kids, LLC (“Philip’s”), an entity owned by a former member of the Company’s Board of Directors. These licensing rights are considered indefinite lived intangible assets and are not subject to amortization and are recorded in goodwill.
Goodwill and Other Intangibles — Goodwill and trademarks are considered indefinite lived assets and are not amortizable. At December 31, 2004, the goodwill is deductible for tax purposes. Patents are amortized over the life the patents and amortization expense related to these assets was approximately $26,200, $25,100, and $19,800 in 2004, 2003 and 2002 respectively. Such amortization expense will be approximately $26,000 per year from 2005 to 2009.
Advertising — The Company expenses advertising costs as incurred. Advertising expense was $2,265,086, $1,776,909, and $1,921,367 for 2004, 2003 and 2002, respectively.
Revenue Recognition — Revenue and related cost of goods sold are recognized at the time footwear, outdoor apparel and accessories are shipped to the customer and title transfers. Revenue is recorded net of estimated sales discounts and returns based upon specific customer agreements and historical trends. All sales are final upon shipment.
Shipping and Handling Costs — In accordance with the Emerging Issues Tax Force (“EITF”) No. 00-10 “Accounting For Shipping and Handling Fees And Costs,” all shipping and handling costs billed to customers have been included in net sales. Shipping and handling costs are included in selling, general and administrative costs and totaled $1,789,194, $1,469,565, and $1,491,259 in 2004, 2003 and 2002, respectively. The Company’s gross profit may not be comparable to other entities whose shipping and handling is a component of cost of sales.
Per Share Information — Basic net income per common share is computed based on the weighted average number of common shares outstanding during the period. Diluted net income per common share is

ROCKY SHOES & BOOTS, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
computed similarly but includes the dilutive effect of stock options. A reconciliation of the shares used in the basic and diluted income per share computations is as follows:

	Years Ended December 31,

	2004	2003	2002

Basic — weighted average shares outstanding	4,557,283	4,189,794	4,499,741
Dilutive securities — stock options	396,246	370,969	90,354

Diluted — weighted average shares outstanding	4,953,529	4,560,763	4,590,095

Anti-Diluted — weighted average shares outstanding	84,000	0	207,587

Asset Impairments — Annually, or more frequently if events or circumstances change, a determination is made by management, in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, to ascertain whether property and equipment and other long-lived assets have been impaired based on the sum of expected future undiscounted cash flows from operating activities. If the estimated net cash flows are less than the carrying amount of such assets, the Company will recognize an impairment loss in an amount necessary to write down the assets to a fair value as determined from expected future discounted cash flows.
In accordance with SFAS No. 142, the Company tests intangible assets with indefinite lives and goodwill for impairment annually or when conditions indicate an impairment may have occurred.
Recently Adopted Financial Accounting Standards — In December 2003, the FASB issued a revision to Interpretation 46 (FIN 46R) to clarify certain provisions of FASB Interpretation No. 46. Variable interests in a variable interest entity are contractual, ownership, or other pecuniary interests in an entity that change with changes in the entity’s net asset value. Variable interests are investments or other interests that will absorb a portion of an entity’s expected losses if they occur or receive portions of the entity’s expected residual returns if they occur. FIN 46R defers the effective date of FIN 46 for certain entities and makes several other changes to FIN 46. The Company’s adoption of FIN 46 or FIN 46R did not have a material impact on the Company’s consolidated financial statements.
In November 2004, the FASB issued SFAS No. 151, “Inventory Costs — an amendment of ARB No. 43, Chapter 4,” which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) and also requires that the allocation of fixed production overhead be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company is currently evaluating the impact of adopting this statement.
In December 2004, the FASB issued revised SFAS No. 123, “Share-Based Payment” which replaces SFAS No. 123, “Accounting for Stock-Based Compensation” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” This statement, which requires the cost of all share-based payment transactions be recognized in the financial statements, establishes fair value as the measurement objective and requires entities to apply a fair-value-based measurement method in accounting for share-based payment transactions. The statement applies to all awards granted, modified, repurchased or cancelled after July 1, 2005, and unvested portions of previously issued and outstanding awards. The Company is currently evaluating the impact of adopting this statement.
In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets — an amendment of APB Opinion No. 29.” The statement addresses the measurement of exchanges of nonmonetary assets and eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial

ROCKY SHOES & BOOTS, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
substance. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company is currently evaluating the impact of adopting this statement.
In December 2004, the FASB issued FSP No. FAS 109-2, “Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004,” which provides a practical exception to the SFAS No. 109 requirement to reflect the effect of a new tax law in the period of enactment by allowing additional time beyond the financial reporting period to evaluate the effects on plans for reinvestment or repatriation of unremitted foreign earnings. At December 31, 2004 the Company determined it would repatriate a portion of its foreign earnings and accrued the related taxes. (see Note 8).
Product Group Information — Gates Gloves is a product group established in 2003 for reporting sales of Gates® branded gloves and accessories. The following is supplemental information on net sales by product group:

		% of		% of		% of
	2004	Sales	2003	Sales	2002	Sales

Rugged Outdoor	$46,627,583	35.3%	$48,100,097	45.3%	$41,554,244	46.7%
Occupational	40,838,295	30.9%	34,560,154	32.6%	29,620,876	33.3%
Military	18,542,564	14.0%	408,204	0.4%	6,437,248	7.2%
Casual	2,392,526	1.8%	2,498,089	2.4%	2,306,748	2.6%
Apparel	8,854,804	6.7%	4,502,865	4.2%	2,740,441	3.1%
Gates Gloves	9,622,923	7.3%	10,240,548	9.6%
Factory Outlet Stores	4,017,359	3.0%	4,582,687	4.3%	4,050,823	4.6%
Other	1,352,909	1.0%	1,272,109	1.2%	2,248,341	2.5%

Total	$132,248,963	100.00%	$106,164,753	100.0%	$88,958,721	100.0%

Net sales to foreign countries, primarily Canada, represented approximately 2.1% of net sales in 2004, 1.4% of net sales in 2003 and 1.0% of net sales in 2002.
Stock-Based Compensation — The Company applies APB Opinion No. 25 and related Interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized for its stock option plans because the exercise price under the plan is equal to the market value of this underlying common stock on the date of grant. Had compensation costs for the Company’s stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent

ROCKY SHOES & BOOTS, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
with the method of SFAS No. 123, the Company’s net income and net income per share would have resulted in the amounts as reported below.

	Years Ended December 31,

	2004	2003	2002

Net income, as reported	$8,594,392	$6,039,243	$2,843,300
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	1,003,446	454,299	405,854

Pro forma net income	$7,590,946	$5,584,944	$2,437,446

Earnings per share:
Basic — as reported	$1.89	$1.44	$0.63
Basic — pro forma	$1.67	$1.33	$0.54
Diluted — as reported	$1.74	$1.32	$0.62
Diluted — pro forma	$1.53	$1.24	$0.54
The pro forma amounts are not representative of the effects on reported net income for future years.
Comprehensive Income — Comprehensive income includes changes in equity that result from transactions and economic events from non-owner sources. Comprehensive income is composed of two subsets — net income and other comprehensive income (loss). Included in other comprehensive income (loss) for the Company is a minimum pension liability adjustment, which is recorded net of a related tax effect. This adjustment is accumulated within the Consolidated Statements of Shareholders’ Equity under the caption Accumulated Other Comprehensive Loss.

2.	ACQUISITIONS
On April 15, 2003, the Company completed the purchase of certain assets from Gates-Mills, Inc. (“Gates”). Under the terms of the purchase agreement, Rocky acquired all of the intellectual property of Gates, including ownership of the Gates® trademark, selected raw material and finished goods inventory, and certain records in connection with the Gates business in exchange for $3,510,070 plus a deferred purchase price if sales by the Company related to the Gates product line from the date of purchase through December 31, 2003 reach certain performance targets. The Company recorded an additional purchase price of $1,324,400 because net sales of the product line have exceeded the performance targets established for 2003. No additional payments are required. The acquisition was accounted for under the purchase method and results of operations of the Gates business have been included in the Company’s results of operations since the date of acquisition. The following unaudited pro-forma information presents results as if the acquisition had occurred on January 1, 2002: net sales ($108,847,526); net loss ($395,462); and net loss per diluted share ($0.09). Unaudited pro-forma results of operations for the year

ROCKY SHOES & BOOTS, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
ended December 31, 2003 are not presented due to the unavailability of information from Gates-Mills, Inc. Final allocation of the purchase price is follows:

Inventory	$2,040,070
Goodwill	1,032,400
Trademarks	1,762,000

Total acquisition cost	$4,834,470
Transaction costs	91,580

Total	$4,926,050

On January 6, 2005, the Company completed the purchase of 100% of the issued and outstanding voting limited liability interests of EJ Footwear LLC, Georgia Boot LLC, and HM Lehigh Safety Shoe Co. LLC (the “EJ Footwear Group”) from SILLC Holdings LLC. The EJ Footwear Group was acquired to expand the Company’s branded product lines, principally occupational products. The aggregate purchase price for the interests of EJ Footwear Group was $91.2 million in cash plus 484,261 shares of the Company’s common stock valued at $11,573,000 (valued at $10,000,000 in the definitive agreement). Common stock value is based on the share price at the date of the agreement. To fund the transaction the Company refinanced its existing credit agreement and entered into an additional note agreement. (See Note 6).
The results of operations of EJ Footwear Group will be included in the results of operations of the Company effective January 1, 2005, as management determined that results of operations were not significant and no material transactions occurred during the period from January 1, 2005 to January 6, 2005.
The purchase price, which includes $1.6 million in transaction cost, will be allocated to the Company’s tangible and intangible assets and liabilities based upon estimated fair values as of the date of the acquisition. The Company is in the process of obtaining appraisals of all tangible and intangible assets and liabilities to establish the fair values and determining a final working capital adjustment. As the purchase price allocation has not been completed, the amounts and lives assigned to finite and indefinite life intangibles, and the related amortizations periods have been estimated. Goodwill resulting from the transaction will not be tax deductible. The purchase price is preliminarily allocated, based on management’s estimates, as follows:

Current assets	$64,736,890
Fixed assets and other assets	3,109,170
Identifiable intangibles	47,000,000
Goodwill	16,378,518
Liabilities	(8,900,005)
Deferred Taxes — long term	(17,935,223)

Purchase price	$104,389,350

ROCKY SHOES & BOOTS, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
The following unaudited pro-forma information presents results as if the acquisition had occurred on January 1, 2004:

Net sales	$279,051,000
Net income	12,782,000
Earning per share:
Basic	$2.54
Diluted	$2.35

3.	INVENTORIES
Inventories are comprised of the following:

	December 31,

	2004	2003

Raw Materials	$4,711,014	$5,087,468
Work-in-progress	564,717	878,091
Finished goods	26,565,240	31,168,371
Factory outlet finished goods	1,268,153	1,299,257
Less reserve for obsolescence or lower of cost or market	(150,000)	(365,000)

Total	$32,959,124	$38,068,187

4.	OTHER ASSETS
Intangible assets are recorded in other assets and consist of the following:

	December 31,

	2004	2003

Trademarks	$2,225,887	$2,149,694
Patents — net of amortization	335,540	310,071
Deferred Acquisition Costs	933,502
Other	725,114	452,745

Total	$4,220,043	$2,912,510

ROCKY SHOES & BOOTS, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.	FIXED ASSETS
Fixed assets are comprised of the following:

	December 31,

	2004	2003

Land	$572,838	$572,838
Building and improvements	15,484,035	13,112,334
Machinery and equipment	22,730,530	21,949,160
Furniture and fixtures	3,472,210	2,110,909
Lasts, dies and patterns	9,911,316	8,958,470
Construction work-in-progress	561,967	86,997

Total	52,732,896	46,790,708
Less — accumulated depreciation	(32,553,410)	(29,180,470)

Net fixed assets	$20,179,486	$17,610,238

6.	LONG-TERM DEBT
Long-term debt is comprised of the following:

	December 31,

	2004	2003

Bank-revolving credit facility	$11,552,109	$12,530,539
Equipment and other obligations	123,300	287,700
Real estate obligations	4,861,155	5,200,689

Total debt	16,536,564	18,018,928
Less current maturities	6,492,020	503,934

Net long-term debt	$10,044,544	$17,514,994

On September 18, 2000, the Company entered into a three-year loan and security agreement with GMAC Business Credit, LLC (GMAC) refinancing its former bank revolving line of credit based on the collateral value of its accounts receivable and inventory. On October 21, 2002, the Company extended the agreement two years. This loan and security agreement permits a borrowing base to a maximum of $45,000,000. Interest on the revolving credit facility is payable monthly at GMAC’s prime rate, and the entire principal is due September 17, 2005. Under terms of the agreement, the Company has the option to borrow up to seventy five percent (75%) of its outstanding obligation at LIBOR plus two and three-eights percent (2.375%) or prime. The interest rate for the outstanding balance at December 31, 2004 was 5.25% (4.00% at December 31, 2003).
Amounts borrowed under the agreement are secured by accounts receivable, inventory, equipment, intangible assets of the Company and its wholly-owned domestic subsidiary, Lifestyle Footwear, Inc. Additional security includes 65% of the capital stock of the Company’s wholly-owned foreign subsidiary, Five Star Enterprises, Ltd., and 100% of the capital stock of the Company’s wholly-owned domestic subsidiary.
The loan and security agreement contains certain restrictive covenants, which among other things, requires the Company to maintain a certain level of net worth, and fixed charge coverage. As of December 31,

ROCKY SHOES & BOOTS, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
2004, the Company is in compliance with the loan covenants. Presently, the line of credit restricts the payment of dividends on common stock.
Equipment and other obligations at December 31, 2004 bear interest at a variable rate of prime and are payable in monthly installments to 2005. The equipment is held as collateral against the outstanding obligations.
In January 2000, the Company completed a mortgage financing facility with GE Capital Corp. for three of its facilities totaling $6,300,000. The facility bears interest at 8.275%, with total monthly principal and interest payments of $63,100 to 2014. The proceeds of the financing were used to pay down borrowings under a former revolving credit facility.
At December 31, 2004 and 2003, the Company has no interest rate management agreements.
The estimated fair value of the Company’s long-term obligations approximated their carrying amount at December 31, 2004 and 2003, based on current market prices for the same or similar issues or on debt available to the Company with similar rates and maturities.
On January 6, 2005, to fund the acquisition of EJ Footwear Group, the Company entered into a loan and security agreement with GMAC Commercial Finance LLC, refinancing its former $45,000,000 revolving line of credit, for certain extensions of credit (the “Credit Facility”). The Credit Facility is comprised of (i) a five-year revolving credit facility up to a principal amount of $100,000,000 with an interest rate of LIBOR plus two and a half percent (2.5%) or prime plus one percent (1.0%) and (ii) a three-year term loan in the principal amount of $18,000,000 with an interest rate of LIBOR plus three and a quarter percent (3.25%) or prime plus one and three quarters percent (1.75%). The Credit Facility is secured by a first priority perfected security interest in all presently owned and hereafter acquired domestic personal property of the Borrowers, subject to specified exceptions. The credit facility restricts the payment of dividends. At December 31, 2004, the Company has no retained earnings available for distribution.
Also on January 6, 2005, the Company entered into a note agreement (the “Note Purchase Agreement”) with American Capital Financial Services, Inc., as agent, and American Capital Strategies, Ltd., as lender (collectively, “ACAS”), regarding $30,000,000 in six-year Senior Secured Term B Notes with an interest rate of LIBOR plus eight percent (8.0%). The Note Purchase Agreement provides, among other terms, that (i) the ACAS Second Lien Term Loan will be senior indebtedness of the Company, secured by essentially the same collateral as the Credit Facility, (ii) such note facility will be “last out” in the event of liquidation of the Company and its subsidiaries, and (iii) principal payments on such note facility will begin in the fourth year of such note facility.
Long-term debt maturities, adjusted for the January 2005 refinancing, are as follows for the years ended December 31:

2005	$6,492,020
2006	6,400,416
2007	6,434,837
2008	10,472,216
2009	10,512,809

7.	OPERATING LEASES
The Company leases certain machinery and manufacturing facilities under operating leases that generally provide for renewal options. The Company incurred approximately $918,000, $793,000 and $799,000 in rent expense under operating lease arrangements for 2004, 2003 and 2002, respectively.

ROCKY SHOES & BOOTS, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Included in total rent expense above are monthly payments of $5,000 for 2004, 2003 and 2002 for the Company’s former Ohio manufacturing and clearance center facility leased from an entity in which the owners are also shareholders of the Company. The Company purchased the facility in January 2005 and relocated its factory outlet store in Nelsonville, Ohio to this location.
Future minimum lease payments under non-cancelable operating leases are as follows for the years ended December 31:

2005	$742,000
2006	616,000
2007	294,000
2008	294,000
2009	258,000

Total	$2,204,000

8.	INCOME TAXES
Rocky Inc. and its wholly-owned subsidiary doing business in Puerto Rico, Lifestyle, are subject to U.S. Federal income taxes; however, the Company’s income earned in Puerto Rico is allowed favorable tax treatment under Section 936 of the Internal Revenue Code if conditions as defined therein are met. Five Star is incorporated in the Cayman Islands and conducts its operations in a “free trade zone” in the Dominican Republic and, accordingly, is currently not subject to Cayman Islands or Dominican Republic income taxes. Rocky Canada began operations in July 2003 and is subject to Canadian income taxes.
At December 31, 2004, a provision of $157,000 has been made for U.S. taxes on the repatriation of $3,000,000 of accumulated undistributed earnings of Five Star through December 31, 2004. At December 31, 2004, after the planned repatriation above, approximately $6,839,000 is remaining that would become taxable upon repatriation to the United States. During 2005, the Company will complete its evaluation of foreign earnings and may repatriate up to an additional $5,000,000 of accumulated undistributed earnings, which could result in up to $260,000 of additional tax. In addition the Company has provided Puerto Rico tollgate taxes on approximately $3,684,000 of accumulated undistributed earnings of Lifestyle prior to the fiscal year ended June 30, 1994, that would be payable if such earnings were repatriated to the United States. If the Five Star and Lifestyle undistributed earnings were distributed to the Company in the form of dividends, the related taxes on such distributions would be approximately $2,394,000 and $379,000, respectively. In 2001, the Company received abatement for Puerto Rico tollgate taxes on all earnings subsequent to June 30, 1994. This resulted in the Company reducing its deferred tax liability by $408,000. The Company recognized a tax benefit for the exercise of its stock options in the amount of $1,205,300 for the year ended December 31, 2004.
The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. Accordingly, deferred income taxes have been provided for the temporary differences between the financial reporting and the income tax basis of the Company’s assets and liabilities by applying enacted statutory tax rates applicable to future years to the basis differences.

ROCKY SHOES & BOOTS, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Years Ended December 31,

	2004	2003	2002

Federal:
Current	$1,836,232	$2,308,011	$200,134
Deferred	1,173,870	(93,011)	683,867

Total Federal	3,010,102	2,215,000	884,001

State and local:
Current	146,858	229,000	3,695
Deferred	142,195	(20,750)	65,304

Total state and local	289,053	208,250	68,999

Foreign — current	176,845	11,000

Total	$3,476,000	$2,434,250	$953,000

A reconciliation of recorded Federal income tax expense (benefit) to the expected expense (benefit) computed by applying the Federal statutory rate of 35% for 2004 and 34% for all periods to income before income taxes follows:

	Years Ended December 31,

	2004	2003	2002

Expected expense at statutory rate	$4,224,637	$2,880,988	$1,290,742
Increase (decrease) in income taxes resulting from:
Exempt (income) from operations in Puerto Rico, net of tollgate taxes	(560,000)
Exempt (income) from Dominican Republic operations	(580,009)	(545,792)	(430,416)
Tax on repatriated earnings from Dominican Republic operations	157,000
State and local income taxes	187,884	132,796	45,539
Other — net	46,488	(33,742)	47,135

Total	$3,476,000	$2,434,250	$953,000

ROCKY SHOES & BOOTS, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Deferred income taxes recorded in the consolidated balance sheets at December 31, 2004 and 2003 consist of the following:

	December 31,

	2004	2003

Deferred tax assets:
Asset valuation allowances and accrued expenses	$580,503	$809,023
Pension and deferred compensation		759,341
Plant closing costs		74,290
Inventories	275,397	373,721
State and local income taxes	50,256

Total deferred tax assets	906,156	2,016,375

Deferred tax liabilities:
Fixed assets	(806,642)	(858,175)
State and local income taxes		(51,372)
Prepaid assets	(210,525)	(41,490)
Pension and deferred compensation	(485,381)
Tollgate tax on Lifestyle earnings	(379,271)	(368,435)

Total deferred tax liabilities	(1,881,819)	(1,319,472)

Net deferred tax asset	$(975,663)	$696,903

9.	RETIREMENT PLANS
The Company sponsors a noncontributory defined benefit pension plan covering non-union workers of the Company’s Ohio and Puerto Rico operations. Benefits under the non-union plan are based upon years of service and highest compensation levels as defined. Annually, the Company contributes to the plans at least the minimum amount required by regulation.
The Company sponsored a non-contributory defined benefit plan for certain union employees. The plan was frozen in September 2001 and terminated March 2004. The settlement of the plan resulted in a gain of $63,228 in 2004.

ROCKY SHOES & BOOTS, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
The funded status of the Company’s plans and reconciliation of accrued pension cost at December 31, 2004 and 2003 is presented below (information with respect to benefit obligations and plan assets is as of September 30):

	December 31,

	2004	2003

Change in benefit obligation:
Projected benefit obligation at beginning of the year	$11,121,263	$9,225,682
Service cost	512,317	387,693
Interest cost	646,052	603,481
Actuarial loss	152,722	1,230,283
Exchange loss	352,612	297,293
Benefits paid	(403,330)	(623,169)
Settlement	(2,752,605)

Projected benefit obligation at end of year	$9,629,031	$11,121,263

Change in plan assets:
Fair value of plan assets at beginning of year	$8,791,904	$7,150,990
Actual gain on plan assets	1,953,062	2,264,083
Employer contribution	1,120,000
Benefits paid	(403,330)	(623,169)
Settlement	(2,752,605)

Fair value of plan assets at end of year	$8,709,031	$8,791,904

Funded Status:
Unfunded deficit	$(920,000)	$(2,329,359)
Remaining unrecognized benefit obligation existing at transition	57,073	73,380
Unrecognized prior service costs due to plan amendments	1,290,751	1,426,144
Unrecognized net loss	2,296,041	3,372,387
Adjustment required to recognize minimum liability	(2,813,060)	(4,194,074)
Curtailment charge included in plant closing costs		190,570

Accrued pension liability	$(89,195)	$(1,460,952)

Amounts recognized in the consolidated financial statements:
Deferred pension asset	$(1,347,824)	$(1,499,524)
Deferred pension liability and curtailment liability	2,723,865	2,733,122
Accumulated other comprehensive loss	(1,465,236)	(2,694,550)

Net amount recognized	$(89,195)	$(1,460,952)

Accumulated benefit obligation	$8,798,226	$10,443,426

SFAS No. 87, “Employers’ Accounting for Pensions,” generally requires the Company to recognize a minimum liability in instances in which a plan’s accumulated benefit obligation exceeds the fair value of plan assets. In accordance with the statement, the Company has recorded in the accompanying consolidated financial statements a non-current deferred pension asset of $1,347,824 and $1,499,524 as of

ROCKY SHOES & BOOTS, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2004 and 2003, respectively. In addition, under SFAS No. 87, if the minimum liability exceeds the unrecognized prior service cost and the remaining unrecognized benefit obligation at transition, the excess is reported in other comprehensive income of $872,814 net of a deferred tax of $356,501 for 2004 and $361,349 net of a deferred tax of $154,864 for 2003.
Net pension cost of the Company’s plans is as follows:

	Years Ended December 31,

	2004	2003	2002

Service cost	$512,317	$387,692	$269,715
Interest	646,052	603,481	580,032
Expected return on assets	(684,297)	(552,988)	(456,422)
Amortization of unrecognized net loss	141,642	178,641	51,850
Amortization of unrecognized transition obligation	16,306	16,306	16,306
Amortization of unrecognized prior service cost	135,393	135,393	135,393

Net pension cost	$767,413	$768,525	$596,874

The Company’s unrecognized benefit obligations existing at the date of transition for the non-union plan is being amortized over 21 years. Actuarial assumptions used in the accounting for the plans were as follows:

	December 31,

	2004	2003

Discount rate	5.75%	5.75%
Average rate of increase in compensation levels (non-union only)	3.0%	3.0%
Expected long-term rate of return on plan assets	8.0%	8.0%
The Company’s pension plans weighted-average asset allocations at December 31, 2004 and 2003 by asset category are:

	December 31,

	2004	2003

Rocky, Inc. common stock	19.3%	17.2%
Other equity securities	61.2%	65.5%
Debt securities	6.2%	14.7%
Other	13.3%	2.6%

	100.0%	100.0%

The Company’s investment objectives are (1) to maintain the purchasing power of the current assets and all future contributions; (2) to maximize return within reasonable and prudent levels of risk; (3) to maintain an appropriate asset allocation policy (80% equity securities and 20% debt securities) that is compatible with the actuarial assumptions, while still having the potential to produce positive returns; and (4) to control costs of administering the plan and managing the investments.

ROCKY SHOES & BOOTS, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
The expected benefit payments for pensions are as follows for the years ended December 31:

2005	$297,000
2006	294,000
2007	331,000
2008	346,000
2009	356,000
Thereafter	2,504,000

Total	$4,128,000

The Company anticipates making a contribution of approximately $800,000 to the pension plan in 2005.
The Company’s desired investment result is a long-term rate of return on assets that is at least 8%. The target rate of return for the plans have been based upon the assumption that returns will approximate the long-term rates of return experienced for each asset class in the Company’s investment policy. The Company’s investment guidelines are based upon an investment horizon of greater than five years, so that interim fluctuations should be viewed with appropriate prospective. Similarly, the Plan’s strategic asset allocation is based on this long-term perspective.
The Company also sponsors a 401(k) savings plan for substantially all of its employees. The Company provides contributions to the plan only on a discretionary basis. No Company contribution was made for 2004, 2003 and 2002.

10.	COMMITMENTS AND CONTINGENCIES
The Company is, from time to time, a party to litigation which arises in the normal course of its business. Although the ultimate resolution of pending proceedings cannot be determined, in the opinion of management, the resolution of such proceedings in the aggregate will not have a material adverse effect on the Company’s financial position, results of operations, or liquidity.

11.	CAPITAL STOCK
The Company has authorized 250,000 shares of voting preferred stock without par value. No shares are issued or outstanding. Also, the Company has authorized 250,000 shares of non-voting preferred stock without par value. Of these, 125,000 shares have been designated Series A non-voting convertible preferred stock with a stated value of $.06 per share, of which no shares are issued and none are outstanding at December 31, 2004 and 2003, respectively.
In November 1997, the Company’s Board of Directors adopted a Rights Agreement, which provides for one preferred share purchase right to be associated with each share of the Company’s outstanding common stock. Shareholders exercising these rights would become entitled to purchase shares of Series B Junior Participating Cumulative Preferred Stock. The rights may be exercised after the time when a person or group of persons without the approval of the Board of Directors acquire beneficial ownership of 20 percent or more of the Company’s common stock or announce the initiation of a tender or exchange offer which if successful would cause such person or group to beneficially own 20 percent or more of the common stock. Such exercise may ultimately entitle the holders of the rights to purchase for $80 per right, common stock of the Company having a market value of $160. The person or groups effecting such 20 percent acquisition or undertaking such tender offer will not be entitled to exercise any rights. These rights expire November 2007 unless earlier redeemed by the Company under circumstances permitted by the Rights Agreement.

ROCKY SHOES & BOOTS, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In September 2002, the Company’s Board of Directors authorized the repurchase of up to 500,000 common shares outstanding in open market or privately negotiated transactions through December 31, 2004. Purchases of stock under this program were funded with borrowings from the Company’s credit facility. There were 16,400 shares repurchased and retired in 2002 for $84,540. The Company completed the repurchase program during the first quarter 2003 and retired the remaining shares. There were 483,533 shares repurchased and retired in 2003 for $3,106,153.
On October 11, 1995, the Company adopted the 1995 Stock Option Plan which provides for the issuance of options to purchase up to an additional 400,000 common shares of the Company. In May 1998, the Company adopted the Amended and Restated 1995 Stock Option Plan which provides for the issuance of options to purchase up to an additional 500,000 common shares of the Company. In addition in May 2002, the Board of Directors approved the issuance of a total of 400,000 additional common shares of the Company under the 1995 Stock Option Plan. All employees, officers, directors, consultants and advisors providing services to the Company are eligible to receive options under the Plans. On May 11, 2004 shareholders of the Company approved the 2004 Stock Incentive Plan. This Stock Incentive Plan includes 750,000 of the Company’s common shares that may be granted for stock options and restricted stock awards. As of December 31, 2004, the Company is authorized to issue 663,935 options under the 2004 Stock Incentive Plan.

ROCKY SHOES & BOOTS, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
The plans generally provide for grants with the exercise price equal to fair value on the date of grant, graduated vesting periods of up to 5 years, and lives not exceeding 10 years. The following summarizes all stock option transactions from January 1, 2002 through December 31, 2004:

		Weighted-
		Average
		Exercise
	Shares	Price

Outstanding at January 1, 2002	912,000	$7.27
Issued	194,000	5.79
Exercised	(13,250)	5.39
Forfeited	(69,750)	8.63

Outstanding at December 31, 2002	1,023,000	6.92
Issued	224,000	6.59
Exercised	(334,500)	7.46
Forfeited	(61,000)	6.80

Outstanding at December 31, 2003	851,500	6.63
Issued	175,000	20.78
Exercised	(330,700)	6.79
Forfeited	(16,250)	7.57

Outstanding at December 31, 2004	679,550	$10.03

Options exercisable at December 31:
2002	721,625	$7.67
2003	515,250	$6.97
2004	402,926	$7.07
Fair value of options granted during the year:
2002		$2.40
2003		$2.79
2004		$8.97
The following table summarizes information about options outstanding at December 31, 2004:

	Options Outstanding			Options Exercisable

		Average	Weighted-		Weighted-
Range of		Remaining	Average		Average
Exercise		Contractual	Exercise		Exercise
Prices	Number	Life	Price	Number	Price

$3.875 – $5.00	111,300	3.9	$4.12	105,363	$4.09
$5.01 – $5.75	110,500	5.6	$5.24	62,750	$5.24
$5.76 – $6.50	178,000	4.2	$5.87	138,500	$5.83
$6.51 – $8.875	40,750	3.5	$7.40	34,188	$7.51
$8.89 – $15.25	72,000	3.8	$13.33	46,125	$14.41
$15.26 – $27.25	167,000	6.8	$20.78	16,000	$22.39

	679,550		$10.03	402,926	$7.07

ROCKY SHOES & BOOTS, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In determining the estimated fair value of each option granted on the date of grant the Company uses the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2004, 2003 and 2002, respectively; dividend yield of 0%; expected volatility of 51%, 44% and 44%; risk-free interest rates of 3.28%, 2.80% and 2.83% and expected life of 4 years, 6 years and 6 years.

12.	COMPREHENSIVE INCOME
Comprehensive income represents net income plus the results of certain non-shareholders’ equity changes not reflected in the Consolidated Statements of Income. The components of comprehensive income, net of tax, are as follows:

	Years Ended December 31,

	2004	2003	2002

Net income	$8,594,392	$6,039,243	$2,843,300
Minimum pension liability, net of tax effect	872,814	361,349	(1,480,588)

Comprehensive income	$9,467,206	$6,400,592	$1,362,712

The 2004, 2003 and 2002 minimum pension liability is net of a deferred tax (expense) benefit of $(356,501), $(154,864) and $575,784, respectively.

13.	CLOSURE OF MANUFACTURING OPERATIONS
In September 2001, the Board of Directors approved a restructuring plan to consolidate and realign the Company’s footwear manufacturing operations. Under this plan, the Company moved the footwear manufacturing operations at its Nelsonville, Ohio factory to the Company’s factory in Puerto Rico. The restructuring plan was completed in the fourth quarter of 2001.
The execution of this plan, which started in September 2001, resulted in the elimination of 67 employees at the Company’s Nelsonville, Ohio facility, and a transfer of a significant amount of machinery and equipment located at the Nelsonville facility to the Moca, Puerto Rico facility.
A reconciliation of the plant closing costs and accrual is as follows:

			2002 Expense					2004 Expense
	Accrued		Adjustments	Accrued		Accrued		Adjustments
	Balance	2002	to Original	Balance	2003	Balance	2004	to Original
	Dec. 31, 2001	Payments	Estimate	Dec. 31, 2002	Payments	Dec. 31, 2003	Payments	Estimate

Severance:
Non-union	$71,668	$25,574	$26,094	$20,000	$14,500	$5,500	$	$5,500
Union
Curtailment of pension plan benefits	690,000	500,000		190,000		190,000	132,272	57,728
Employee benefits	33,000	31,047	1,953
Factory lease	85,000	40,000	45,000
Equipment and relocation costs	5,000		5,000
Legal and other costs	18,623	53,667	(35,044)

Total	$903,291	$650,288	$43,003	$210,000	$14,500	$195,500	$132,272	$63,228

The Company expects no additional restructuring and realignment costs associated with this plan and therefore recognized $63,228 of income in 2004.

ROCKY SHOES & BOOTS, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14.	SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for interest and Federal, state and local income taxes was as follows:

	Years Ended December 31,

	2004	2003	2002

Interest	$1,317,991	$1,402,743	$1,435,505

Federal, state and local income taxes — net of refunds	$5,126,694	$206,232	$68,066

Accounts payable at December 31, 2004, 2003 and 2002 include a total of $522,997, $45,582 and $2,693, respectively, relating to the additional goodwill accrued in the acquisition of certain assets of Gates-Mills, Inc. in 2003 and the purchase of fixed assets. In 2004, the Company agreed to purchase a building for $505,000 from a partnership 25% owned by the Company’s Chairman and CEO.

15.	QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)
The following is a summary of the unaudited quarterly results of operations for the years ended December 31, 2004 and 2003:

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total Year

2004
Net sales	$21,882,089	$27,433,987	$50,052,894	$32,879,993	$132,248,963
Gross margin	5,618,604	7,776,209	15,996,490	9,251,060	38,642,363
Net income	72,451	1,447,822	4,887,359	2,186,760	8,594,392
Net income per common share:
Basic	$0.02	$0.32	$1.06	$0.47	$1.89
Diluted	$0.01	$0.29	$0.98	$0.43	$1.74
2003
Net sales	$13,754,941	$21,863,148	$41,349,824	$29,196,840	$106,164,753
Gross margin	3,465,528	6,734,984	13,085,792	9,495,321	32,781,625
Net income (loss)	(622,569)	1,095,819	3,467,595	2,098,398	6,039,243
Net income (loss) per common share:
Basic	$(0.14)	$0.27	$0.84	$0.50	$1.44
Diluted	$(0.14)	$0.25	$0.77	$0.44	$1.32
No cash dividends were paid during 2004 and 2003

16.	SEGMENT INFORMATION
We have identified three reportable segments: Wholesale, Retail and Military. Wholesale includes sales of footwear and accessories to several classifications of retailers including sporting goods stores, outdoor specialty stores, mail order catalogs, independent retailers, mass merchants, retail uniform stores, and specialty safety shoe stores. Retail includes all sales from our factory outlet stores. Military includes sales to the U.S. Military. The following is a summary of segment results for the Wholesale, Retail, and Military segments.

ROCKY SHOES & BOOTS, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2004	2003	2002

Net sales:
Wholesale	$109,689,040	$101,173,862	$78,470,650
Retail	4,017,359	4,582,687	4,050,823
Military	18,542,564	408,204	6,437,248

Total Net Sales	$132,248,963	$106,164,753	$88,958,721

Gross margin:
Wholesale	$34,738,851	$31,104,319	$22,308,356
Retail	1,114,364	1,614,454	1,122,152
Military	2,789,148	62,852	—

Total Gross Margin	$38,642,363	$32,781,625	$23,430,508

Segment asset information is not prepared or used to assess segment performance. Product group net sales information is included in Note 1.

ROCKY SHOES & BOOTS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30, 2005	June 30, 2004

	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$1,015,645	$492,408
Trade receivables — net	56,654,184	27,422,370
Other receivables	1,365,390	863,709
Inventories	85,410,975	38,641,868
Deferred income taxes	1,297,850	959,810
Income tax receivable
Prepaid expenses	1,530,587	1,105,070

Total current assets	147,274,631	69,485,235
Fixed assets — net	23,139,177	19,055,324
Deferred pension asset	1,347,824	1,499,524
Identified intangibles	47,232,076	2,677,892
Goodwill	20,432,550	1,557,861
Other assets	4,293,066	436,929

Total assets	$243,719,324	$94,712,765

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$17,626,282	$6,829,747
Current maturities — long term debt	6,384,242	518,226
Accrued expenses:
Income taxes	814,831	45,064
Taxes — other	587,405	491,828
Salaries and wages	2,094,912	988,107
Plant closing costs		63,228
Other	4,338,834	636,805

Total current liabilities	31,846,506	9,573,005
Long term debt — less current maturities	104,336,905	21,493,872
Deferred income taxes	18,527,196	262,907
Deferred liabilities	1,326,347	1,962,160

Total liabilities	156,036,954	33,291,944
Shareholders’ equity:
Common stock, no par value;
10,000,000 shares authorized; issued and outstanding June 30, 2005 — 5,284,725; June 30, 2004 — 4,587,476	50,623,315	36,396,070
Accumulated other comprehensive loss	(889,564)	(1,950,400)
Retained earnings	37,948,619	26,975,151

Total shareholders’ equity	87,682,370	61,420,821

Total liabilities and shareholders’ equity	$243,719,324	$94,712,765

See notes to the interim unaudited condensed consolidated financial statements.

ROCKY SHOES & BOOTS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended		Six Months Ended
	June 30,		June 30,

	2005	2004	2005	2004

	(Unaudited)
Net sales	$65,519,637	$27,433,987	$127,017,721	$49,316,076
Cost of goods sold	39,796,398	19,657,778	77,086,610	35,921,263

Gross margin	25,723,239	7,776,209	49,931,111	13,394,813
Selling, general and administrative expenses	19,484,789	5,396,376	40,146,472	10,724,067

Income from operations	6,238,450	2,379,833	9,784,639	2,670,746
Other income and (expenses):
Interest expense	(2,115,578)	(274,868)	(3,994,170)	(533,441)
Other — net	126,887	24,182	117,639	98,388

Total other — net	(1,988,691)	(250,686)	(3,876,531)	(435,053)
Income before income taxes	4,249,759	2,129,147	5,908,108	2,235,693
Income tax expense	1,444,864	681,325	2,008,759	715,420

Net income	$2,804,895	$1,447,822	$3,899,349	$1,520,273

Net income per share
Basic	$0.53	$0.32	$0.75	$0.34
Diluted	$0.50	$0.29	$0.70	$0.31
Weighted average number of common shares outstanding
Basic	5,244,395	4,557,954	5,204,107	4,492,989

Diluted	5,625,169	5,003,936	5,589,643	4,949,805

See notes to the interim unaudited condensed consolidated financial statements.

ROCKY SHOES & BOOTS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended
	June 30,

	2005	2004

	(Unaudited)
Cash flows from operating activities:
Net income	$3,899,349	$1,520,273
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	2,523,105	1,558,687
Deferred compensation and pension	553,158
Deferred income taxes	(16,118)	334,567
Loss on disposal of fixed assets	37,431
Stock issued as directors’ compensation	60,000	50,000
Change in assets and liabilities, (net of effect of acquisition):
Receivables	(290,197)	(7,923,661)
Inventories	(17,778,307)	(573,681)
Other current assets	2,048,502	(59,832)
Other assets	166,897	(214,951)
Accounts payable	7,721,322	3,837,559
Accrued and other liabilities	42,425	(2,845,538)

Net cash used in operating activities	(1,032,433)	(4,316,577)
Cash flows from investing activities:
Purchase of fixed assets	(2,660,940)	(2,782,106)
Acquisition of business	(92,916,237)

Net cash used in investing activities	(95,577,177)	(2,782,106)
Cash flows from financing activities:
Proceeds from revolving credit facility (net)	47,988,443	4,241,638
Proceeds from long-term debt	48,000,000
Repayments of long-term debt	(1,803,860)	(275,468)
Debt financing costs	(2,310,550)
Proceeds from exercise of stock options	690,363	1,465,871

Net cash provided by financing activities	92,564,396	5,432,041

Decrease in cash and cash equivalents	(4,045,214)	(1,666,642)
Cash and cash equivalents, beginning of period	5,060,859	2,159,050

Cash and cash equivalents, end of period	$1,015,645	$492,408

See notes to the interim unaudited condensed consolidated financial statements.

ROCKY SHOES & BOOTS, INC.
AND SUBSIDIARIES
NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS FOR THE THREE MONTH AND SIX MONTH PERIODS ENDED
JUNE 30, 2005 AND 2004

1.	INTERIM FINANCIAL REPORTING
In the opinion of management, the accompanying interim unaudited condensed consolidated financial statements reflect all adjustments which are necessary for a fair presentation of the financial results. All such adjustments reflected in the unaudited interim consolidated financial statements are considered to be of a normal and recurring nature. The results of the operations for the three-month periods and six-month periods ended June 30, 2005 and 2004 are not necessarily indicative of the results to be expected for the whole year. Accordingly, these consolidated financial statements should be read in conjunction with the condensed consolidated financial statements and notes thereto contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2004.
The Company accounts for its stock option plans in accordance with APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for all stock option plans been determined consistent with the SFAS No. 123, “Accounting for Stock Based Compensation,” the Company’s net income and earnings per share would have resulted in the pro forma amounts as reported below.

	Three Months Ended June 30,		Six Months Ended June 30,

	2005	2004	2005	2004

Net income as reported	$2,804,895	$1,447,822	$3,899,349	$1,520,273
Deduct: Stock based employee compensation expense determined under fair value based method for all awards, net of tax	231,708	276,830	463,416	429,845

Pro forma net income	$2,573,187	$1,170,992	$3,435,933	$1,090,428

Earnings per share:
Basic — as reported	$0.53	$0.32	$0.75	$0.34
Basic — pro forma	$0.49	$0.26	$0.66	$0.24
Diluted — as reported	$0.50	$0.29	$0.70	$0.31
Diluted — pro forma	$0.46	$0.23	$0.61	$0.22
The pro forma amounts are not representative of the effects on reported net income for future years.

2.	INVENTORIES
Inventories are comprised of the following:

	June 30, 2005	June 30, 2004

Raw materials	$10,865,761	$6,949,144
Work-in-process	1,191,299	1,469,094
Finished goods	72,955,072	28,878,360
Factory outlet finished goods	1,383,191	1,570,270
Reserve for obsolescence or lower of cost or market	(984,348)	(225,000)

Total	$85,410,975	$38,641,868

3.	SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for interest and federal, state and local income taxes was as follows:

	Six Months Ended June 30,

	2005	2004

Interest	$3,701,000	$503,000

Federal, state and local income taxes	$952,000	$2,580,000

The Company issued 484,261 common shares valued at $11,473,838, as part of the purchase of the EJ Footwear LLC, Georgia Boot LLC, and HM Lehigh Safety Shoe Co. LLC (the “EJ Footwear Group”) from SILLC Holdings LLC.

4.	PER SHARE INFORMATION
Basic earnings per share (EPS) is computed by dividing net income applicable to common shareholders by the basic weighted average number of common shares outstanding during each period. The diluted earnings per share computation includes common share equivalents, when dilutive. There are no adjustments to net income necessary in the calculation of basic and diluted earnings per share.
A reconciliation of the shares used in the basic and diluted income per common share computation for the three months and six months ended June 30, 2005 and 2004 is as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,

	2005	2004	2005	2004

Basic weighted average shares outstanding	5,244,395	4,557,954	5,204,107	4,492,989
Diluted stock options:	380,774	445,982	385,536	456,816

Diluted weighted average shares outstanding	5,625,169	5,003,936	5,589,643	4,949,805

Anti-diluted weighted average shares outstanding	100,000	85,000	0	5,000

5.	RECENT FINANCIAL ACCOUNTING STANDARDS
In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”), which is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation.” The statement supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees” and SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123.” The statement requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. SFAS 123(R) establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair value based measurement method in accounting for share-based payment transactions with employees, except for equity instruments held by employee share ownership plans. SFAS 123(R) applies to all awards granted after the required effective date (the beginning of the first annual reporting period that begins after June 15, 2005 in accordance with the Securities and Exchange Commission’s delay of the original effective date of SFAS 123(R)) and to awards modified, repurchased or canceled after that date. As a result, beginning January 1, 2006, the Company will adopt SFAS 123(R) and begin reflecting the stock option expense determined under fair value based methods in our income statement rather than as pro forma disclosure in the notes to the financial statements.
In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin Number 107 (“SAB 107”) that provided additional guidance to public companies relating to share-based payment transactions and the implementation of SFAS 123(R), including guidance regarding valuation methods and related assumptions, classification of compensation expense and income tax effects of share-based payment arrangements.
The Company has not completed its assessment of the impact or method of adoption of SFAS 123(R) and SAB 107.

6.	ACQUISITION
On January 6, 2005, the Company completed the purchase of 100% of the issued and outstanding voting limited interests of the EJ Footwear Group from SILLC Holdings LLC.
The EJ Footwear Group was acquired to expand the Company’s branded product lines, principally occupational products, and provide new channels for the Company’s existing product lines. The aggregate purchase price for the interests of EJ Footwear Group, including closing date working capital adjustments, was $91.3 million in cash plus 484,261 shares of the Company’s common stock valued at $11,473,838. Common stock value was based on the average closing share price during the three days preceding and three days subsequent to the date of the acquisition agreement.
On January 6, 2005, to fund the acquisition of EJ Footwear Group, the Company entered into a loan and security agreement with GMAC Commercial Finance LLC, refinancing its former $45,000,000 revolving line of credit, for certain extensions of credit (the “Credit Facility”). The Credit Facility is comprised of (i) a five-year revolving credit facility up to a principal amount of $100,000,000 with an interest rate of LIBOR plus two and a half percent (2.5%) or prime plus one percent (1.0%) and (ii) a three-year term loan in the principal amount of $18,000,000 with an interest rate of LIBOR plus three and a quarter percent (3.25%) or prime plus one and three quarters percent (1.75%). The Credit Facility is secured by a first priority perfected security interest in all presently owned and hereafter acquired domestic personal property, subject to specified exceptions. Also, on January 6, 2005, the Company entered into a note agreement (the “Note Purchase Agreement”) with American Capital Financial Services, Inc., as agent, and American Capital Strategies, Ltd., as lender (collectively, “ACAS”), regarding $30,000,000 in six-year Senior Secured Term B Notes with an interest rate of LIBOR plus eight percent (8.0%). The Note Purchase Agreement provides, among other terms, that (i) the ACAS Senior Secured Term B Notes will be senior indebtedness of the Company, secured by essentially the same collateral as the Credit Facility, (ii) such note facility will be “last out” in the event of liquidation of the Company and its subsidiaries, and (iii) principal payments on such note facility will begin in the fourth year of such note facility.
The purchase price has been allocated to the Company’s tangible and intangible assets and liabilities acquired based upon the fair values and income tax basis as determined by independent appraisals.

Goodwill resulting from the transaction will not be tax deductible. The purchase price has been allocated as follows:

Purchase price allocation:
Cash	$91,298,435
Common shares — 484,261 shares	11,473,838
Transaction costs	1,617,802

$104,390,075

Allocated to:
Current assets	$65,899,403
Fixed assets and other assets	3,220,733
Identified intangibles	44,800,000
Goodwill	18,874,689
Liabilities	(11,067,250)
Deferred taxes — long term	(17,337,500)

$104,390,075

Estimated amounts of identified intangibles and goodwill and the related allocation by segment are subject to final allocation based on independent appraisals of fair value of assets acquired and final determination of income tax basis of assets and liabilities. During the second quarter, the Company paid the final adjustment of purchase price of $1,795,435.

	Gross	Accumulated	Carrying
June 30, 2004	Amount	Amortization	Amount

Trademarks (Wholesale)	$2,225,887		$2,225,887
Patents	570,227	$118,221	452,006
Goodwill	1,649,732	91,871	1,557,861

Total Intangibles	$4,445,846	$210,092	$4,235,754

	Gross	Accumulated	Carrying
June 30, 2005	Amount	Amortization	Amount

Trademarks:
Wholesale	$28,702,080		$28,702,080
Retail	15,100,000		15,100,000
Patents	2,905,660	$375,664	2,529,996
Customer Relationships	1,000,000	100,000	900,000
Goodwill	20,524,421	91,871	20,432,550

Total Intangibles	$68,232,161	$567,535	$67,664,626

Amortization expense for intangible assets was $170,267 and $6,517 for the three months ended June 30, 2005 and 2004, respectively, and $343,868 and $12,639 for the six months ended June 30, 2005 and 2004, respectively. The weighted average amortization period for patents is six years and for customer relationships is five years.

Estimate of Aggregate Amortization Expense:
Year ending December 31, 2005	$688,000
Year ending December 31, 2006	688,000
Year ending December 31, 2007	688,000
Year ending December 31, 2008	688,000
Year ending December 31, 2009	688,000
The results of operations of EJ Footwear Group are included in the results of operations of the Company effective January 1, 2005, as management determined that results of operations were not significant and no material transactions occurred during the period from January 1, 2005 to January 6, 2005.
The following table reflects the unaudited consolidated results of operations on a pro forma basis had EJ Footwear been included in operating results from January 1, 2004. There are no material non-recurring items in the pro forma results of operations.

	Three Months	Six Months
	Ended	Ended
	June 30, 2004	June 30, 2004

Net Sales	$63,678,760	$122,964,212
Operating Income	5,013,085	8,736,483
Net Income	$1,936,915	$2,899,327
Net Income Per Share
Basic	$0.38	$0.59
Diluted	$0.35	$0.53

7.	CAPITAL STOCK
On May 11, 2004, the Company’s shareholders approved the 2004 Stock Incentive Plan. This Stock Incentive Plan includes 750,000 of the Company’s common shares that may be granted for stock options and restricted stock awards. As of June 30, 2005, the Company was authorized to issue 525,935 shares under its existing plans.
For the six months ended June 30, 2005, options for 103,449 of the Company’s common stock were exercised at an average price of $6.67.

8.	RETIREMENT PLANS
Net pension cost of the Company’s plans is as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,

	2005	2004	2005	2004

Service cost	$130,966	$128,080	$261,932	$256,159
Interest	132,265	90,758	264,530	252,271
Expected return on assets	(170,931)	(86,391)	(341,862)	(257,465)
Amortization of unrecognized net loss	21,404	32,141	42,808	67,552
Amortization of unrecognized transition obligation	4,077	4,076	8,154	8,153
Amortization of unrecognized prior service cost	33,848	33,849	67,696	67,697

Net pension cost	$151,629	$202,513	$303,258	$394,367

The Company’s unrecognized benefit obligations existing at the date of transition for the non-union plan is being amortized over 21 years. Actuarial assumptions used in the accounting for the plans were as follows:

	June 30,

	2005	2004

Discount rate	5.75%	5.75%
Average rate of increase in compensation levels	3.0%	3.0%
Expected long-term rate of return on plan assets	8.0%	8.0%
The Company’s desired investment result is a long-term rate of return on assets that is at least 8%. The target rate of return for the plans have been based upon the assumption that returns will approximate the long-term rates of return experienced for each asset class in the Company’s investment policy. The Company’s investment guidelines are based upon an investment horizon of greater than five years, so that interim fluctuations should be viewed with appropriate perspective. Similarly, the Plan’s strategic asset allocation is based on this long-term perspective.
The Company expects to make contributions to the plan in 2005 of approximately $1.0 million. At June 30, 2005, no Company contribution had been made.
The Company also sponsors 401(k) savings plans for substantially all of its employees. The Company provides contributions to the plans on a discretionary basis for workers covered under the defined benefits pension plan, and matches eligible employee contributions up to 4% of applicable salary for qualified employees not covered by the defined benefits pension plan. Total Company contributions to 401(k) plans were $0.2 million in 2005 and none in 2004.

9.	SEGMENT INFORMATION
The Company has identified three reportable segments: Wholesale, Retail and Military. Wholesale includes sales of footwear and accessories to several classifications of retailers including sporting goods stores, outdoor specialty stores, mail order catalogs, independent retailers, mass merchants, retail uniform stores, and specialty safety shoe stores. Retail includes all sales from the Company’s stores and all sales in the Company’s Lehigh division, which includes sales via shoemobiles to individual customers. Military includes sales to the U.S. Military. The following is a summary of segment results for the Wholesale, Retail, and Military segments.

	Three Months Ended June 30,		Six Months Ended June 30,

	2005	2004	2005	2004

Net sales:
Wholesale	$45,520,269	$23,981,465	$87,383,197	$40,089,142
Retail	14,216,418	691,143	30,111,095	1,499,331
Military	5,782,950	2,761,379	9,523,429	7,727,603

Total Net Sales	$65,519,637	$27,433,987	$127,017,721	$49,316,076

Gross margin:
Wholesale	$17,322,197	$7,194,641	$32,679,481	$12,155,897
Retail	7,668,139	210,631	16,026,272	416,713
Military	732,903	370,937	1,225,358	822,203

Total Gross Margin	$25,723,239	$7,776,209	$49,931,111	$13,394,813

Segment asset information is not prepared or used to assess segment performance.

RETAIL

ROCKY
DURANGO
Partners for... Safety
LEHIGH
safety shoes

LEHIGH
OUTFITTERS
GEAR FOR WORK AND WEEKENDS

ROCKY BRANDS

2,600,000 Shares
ROCKY SHOES & BOOTS, INC.
Common Stock

PROSPECTUS

Piper Jaffray
Wachovia Securities
BB&T Capital Markets
D.A. Davidson & Co.
Ryan Beck & Co.
                    , 2005

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.
The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered hereby, other than underwriting discounts and commissions, if any. All amounts shown are estimates, except the SEC registration fee, the NASD filing fee and the Nasdaq National Market listing fee:

SEC registration fee	$10,646
NASD filing fee	9,545
Nasdaq National Market listing fee	22,500
Printing and engraving fee	60,000
Legal fees and expenses	250,000
Accounting fees and expenses	100,000
Transfer agent and registrar fees and expenses	5,000
Miscellaneous fees and expenses	17,309

Total	$475,000

All the costs identified above will be paid by us.

Item 15.	Indemnification of Directors and Officers.
Section 1701.13 of the Ohio General Corporation Law provides that directors and officers of Ohio corporations may, under certain circumstances, be indemnified against expenses (including attorneys’ fees) and other liabilities actually and reasonably incurred by them as a result of any suit brought against them in their capacity as a director or officer, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. Section 1701.13 provides that directors and officers may also be indemnified against expenses (including attorneys’ fees) incurred by them in connection with a derivative suit if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made without court approval if such person was adjudged liable to the corporation.
Article Ten of our articles of incorporation permits us to indemnify directors and officers against expenses (including attorneys’ fees) and other liabilities actually and reasonably incurred by them to the full extent and according to the procedures and requirements set forth in the Ohio General Corporation Law, as the same may be in effect from time to time. Pursuant to Article Ten, we also have the right to (i) indemnify employees, agents and others as permitted by Ohio law, (ii) purchase and maintain insurance or provide similar protection on behalf of the directors, officers or such other persons against liabilities asserted against them or expenses incurred by them arising out of their service to us as contemplated by our articles of incorporation, and (iii) enter into agreements with these directors, officers, incorporators, employees, agents or others indemnifying them against any and all liabilities (or lesser indemnification as may be provided in these agreements) asserted against them or incurred by them arising out of their service to our company as contemplated by our articles of incorporation.
We have also entered into indemnification agreements with each of our directors and executive officers, including the directors who are also our employees, to confirm and expand our obligation to indemnify these persons. These indemnification agreements (i) confirm the indemnity provided to them by our articles of incorporation and give them assurances that this indemnity will continue to be provided despite future changes in our articles of incorporation, and (ii) provide that, in addition, the directors and officers shall be indemnified to the fullest possible extent permitted by law against all expenses (including attorneys’ fees), judgments, fines and settlement amounts, paid or incurred by them in any action or proceeding, including any action by or in the right of our company, on account of their service as a director or officer of our company or as a director or officer of any subsidiary of our company or as a director or officer of any other company or enterprise when they are serving in these capacities at our request.
No indemnity will be provided under the indemnification contracts to any director or officer on account of conduct that is adjudged to have been undertaken with deliberate intent to cause injury to us or undertaken with reckless disregard for our best interests. In addition, the indemnification contracts provide that no indemnification will be permitted if a final court adjudication shall determine that such indemnification is not lawful, or in respect of any suit in which judgment is rendered against a director or officer for an accounting of profits made from a purchase or sale of our securities in violation of Section 16(b) of the Securities Exchange Act of 1934 or of any similar statutory law, or on account of any remuneration paid to a director or officer that is adjudicated to have been paid in violation of law. Except as so limited, indemnification of directors and officers will be permitted under the indemnification contracts to the fullest extent permitted by law.

Item 16.	Exhibits.

Exhibit
Number		Exhibit Description

1		Form of Underwriting Agreement.
4	(a)	Rights Agreement dated as of November 5, 1997, by and between the Company and The Fifth Third Bank, as Rights Agent, previously filed as Exhibit 4.1 to the Registration Statement on Form 8-A (file number 000-21026), filed on November 13, 1997, and incorporated herein by reference.
4	(b)	First Amendment to Rights Agreement, dated December 1, 2004, and effective as of August 31, 2004, between the Company and Computershare Investor Services, LLC, a Delaware limited liability company, as Rights Agent, previously filed as Exhibit 4.2 to the Amendment No. 1 to Registration Statement on Form 8-A/A (file number 000-21026), filed on December 8, 2004, and incorporated herein by reference.
5	*	Opinion of Porter, Wright, Morris & Arthur LLP.
23	(a)*	Consent of Porter, Wright, Morris & Arthur LLP (included in Exhibit 5).
23	(b)	Consent of Deloitte & Touche LLP.
24		Power of Attorney.

*	To be filed by amendment.

Item 17.	Undertakings.
The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities

(other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.
The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Nelsonville, State of Ohio, on September 14, 2005.

ROCKY SHOES & BOOTS, INC.

By:	/s/ James E. McDonald
James E. McDonald,
Executive Vice President and
Chief Financial Officer
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Mike Brooks Mike Brooks	Chairman, Chief Executive Officer and Director (Principal Executive Officer)	September 14, 2005

/s/ James E. McDonald James E. McDonald	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	September 14, 2005

* Curtis A. Loveland Curtis A. Loveland	Secretary and Director	September 14, 2005

* J. Patrick Campbell J. Patrick Campbell	Director	September 14, 2005

* Glenn E. Corlett Glenn E. Corlett	Director	September 14, 2005

* Michael L. Finn Michael L. Finn	Director	September 14, 2005

* G. Courtney Haning G. Courtney Haning	Director	September 14, 2005

* Harley E. Rouda, Jr. Harley E. Rouda, Jr.	Director	September 14, 2005

* James L. Stewart James L. Stewart	Director	September 14, 2005

By:	/s/ James E. McDonald
James E. McDonald, attorney-in-fact for each of the persons indicated

Exhibit Index

Exhibit
Number		Exhibit Description

1		Form of Underwriting Agreement.
4	(a)	Rights Agreement dated as of November 5, 1997, by and between the Company and The Fifth Third Bank, as Rights Agent, previously filed as Exhibit 4.1 to the Registration Statement on Form 8-A (file number 000-21026), filed on November 13, 1997, and incorporated herein by reference.
4	(b)	First Amendment to Rights Agreement, dated December 1, 2004, and effective as of August 31, 2004, between the Company and Computershare Investor Services, LLC, a Delaware limited liability company, as Rights Agent, previously filed as Exhibit 4.2 to the Amendment No. 1 to Registration Statement on Form 8-A/A (file number 000-21026), filed on December 8, 2004, and incorporated herein by reference.
5	*	Opinion of Porter, Wright, Morris & Arthur LLP.
23	(a)*	Consent of Porter, Wright, Morris & Arthur LLP (included in Exhibit 5).
23	(b)	Consent of Deloitte & Touche LLP.
24		Power of Attorney.

*	To be filed by amendment.